

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC

No Act
P.E. 2-5-07



07052203

April 4, 2007

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/4/2007

Re: General Motors Corporation
Incoming letter dated February 5, 2007

Dear Ms. Larin:

This is in response to your letter dated February 5, 2007 concerning the shareholder proposal submitted to General Motors by Fredrick P. Wilson. We also have received a letter from the proponent dated March 10, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 30 2007
THOMSON
FINANCIAL

Sincerely,

David Lynn
Chief Counsel

RECD S.E.C.
APR 2 0 2007
1086

Enclosures

cc: Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

RECEIVED
2007 FEB -6 PM 3:32

February 5, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the revised proposal received on December 11, 2006 from Fredrick P. Wilson (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. The proposal is entitled "IMPROVE NEW VEHICLE FUEL ECONOMY TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED GLOBALLY AND IN AMERICA BY SAUDI ARABIA".

The proposal provides:

> Resolved: that the shareholders request GM's Board to direct its Compensation Committee to institute an executive compensation program that tracks progress in improving the fuel economy of the company's new light truck and passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting.

General Motors intends to omit the proposal under Rule 14a-8(i)(3) (vague and misleading) and Rule 14a-8(i)(7) (relates to ordinary business matters).

The substance of the recitals preceding the resolution quoted above is that because Saudi Arabia and members of the Wahhabi sect of Islam are implacable foes of America, Europe, Christians and Jews, the U.S. must stop buying oil from the Middle East immediately. Although the proposal does not make an explicit connection between the recitals and the resolution, the proposal is apparently based on the ideas that improving fuel economy will facilitate the cessation of importing oil from the Middle East and that an executive compensation program that tracks progress in fuel economy will provide an incentive for GM to improve the fuel economy of its new vehicles.

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

Despite the mention of executive compensation, the principal focus of the proposal is improving fuel economy, which is part of General Motors' ordinary business activities. In a similar instance, Corrections Corporation of America (March 15, 2006), stockholders submitted a proposal that requested that the board's compensation committee, when setting executive compensation, include social responsibility criteria, as well as corporate governance financial criteria. The recitals to the proposal stated that the relationship between a company's executive compensation and social responsibility was an important issue and then focused on social issues relevant to the corporation and on providing executives with an incentive to improve the company's performance on social issues through compensation. The supporting statement focused on the treatment of prisoners by the company and on fair labor practices toward the company's employees. In responding that it would not recommend enforcement action if Corrections Corporation of America excluded the proposal under Rule 14a-8(i)(7), the Staff commented, "While the proposal mentions executive compensation, the thrust and focus of the proposal is other matters, including the ordinary business matter of general compensation." Compared to the proposal in Corrections Corporation of America, Mr. Wilson's proposal does not deal with executive compensation at all except for the bare mention in the resolution; there is no attempt beyond the assertion of an incentive to demonstrate the relevance of executive compensation to the issue of fuel economy, or to the problem of radical Islamism, which dominates the recitals.

Rule 14a-8(i)(7) permits a company to excluding a proposal that "deals with a matter relating to the company's ordinary business operations," and the Commission has clarified that certain tasks that are fundamental to management's ability to run a company on a day to day basis are not suitable for direct oversight by stockholders. See Exchange Act Release No. 34-40018 (May 21, 1998); Exchange Act Release No. 34-12999 (November 22, 1976). It would undercut the Commission's purpose in permitting omissions under Rule 14a-8(i)(7) if a proponent could insulate a proposal focused on ordinary business from being omitted simply by inserting a reference to executive compensation. Accordingly, the Staff looks to the "thrust and focus" of a proposal to determine if it deals with ordinary business, rather than to an incidental mention of executive compensation. For example, the Staff took a no-action position toward omitting a proposal that linked executive bonuses to reduction of retiree bonuses under Rule 14a-8(i)(7), noting that despite the mention of executive compensation, "the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." Exelon Corporation (March 10, 2005). In the present case, the thrust and focus of Mr. Wilson's proposal is clearly on the risk posed by Islamic extremism and, secondarily, on the need to improve fuel economy to permit the U.S. to stop buying oil from the Middle East. Executive compensation is far from the principal concern of the the proposal.

Improving fuel economy is an important part of GM's ordinary business, as a means both of complying with regulatory requirements and of appealing to consumers. We acknowledge that the Staff has found that certain proposals that refer to environmental or public health issues may be deemed to focus on significant policy issues if the company's operations may adversely affect the environment or the public's health. Division of Corporation Finance: Staff Legal Bulletin No. 14A (July 12, 2002). The thrust and focus of the current proposal, however, is clearly not environmental or health concerns, but terrorism instead. The invocation of concerns about terrorism as a motivation for a stockholder proposal does not automatically remove its subject from the realm of ordinary business operations. See Carnival Corporation and Carnival plc (January 6, 2006). See also General Motors Corporation (March 11, 2003); T. Rowe Price Group, Inc. (January 10, 2003 and December 27, 2002); SBC Communications Inc. (December 26, 2002); Morgan Stanley (December 23, 2002); Lucent Technologies Inc. (November 18, 2002). See also, e.g., Johnson & Johnson (January 15, 2003); American Home Products Corporation (March 4, 2002); Schering-Plough Corporation (March 4, 2002); Aetna Inc. (February 23, 2002). The focus of the proposal is terrorism, and fuel economy as a weapon to combat terrorism, not environmentalism.

In addition, even proposals dealing with "executive compensation" may be deemed ordinary business and excludible under Rule 14a-8(i)(7) unless they are specifically limited to senior executives and directors. Staff Legal Bulletin No. 14A (July 12, 2002). The resolution quoted above seems to apply to all executives, rather than just senior executive. At General Motors, approximately 2300 employees are considered executives, with approximately 360 in a more senior group, which includes approximately 18 executive officers. The proposal's reference to "executive compensation" seems to apply to the largest group and therefore deals with compensation matters related to ordinary business rather than senior executives.

In addition, Rule 14a-8(i)(3) would permit the omission of most of the recitals preceding the resolution, which include assertions that are deeply offensive to many people. For example, the first recital includes the statement "Since Saudi Arabia is preaching hatred of us in America, then the hatred being preached in Canada, Europe, the Middle East, North Africa, and Central and SE Asia must also be hatred for Americans, Europeans, democracy, Christians and Jews." The fourth recital states, "Shortly after Islam rules Europe, Canada, and Russia, they may start a shooting war with the US, and we will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists." That recital closes with a reference to "Dearbornistan," an apparent reference to the large number of residents of Dearborn, Michigan of Arab descent. These statements and others in the recitals, to a material extent, are derogatory to Saudi Arabia and to adherents of Islam. Staff Legal Bulletin No. 14B (CF) (September 15, 2004) states that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:

- statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.

The recitals to the proposal to a material degree impugn and disparage the citizens of a country and the members of a religion, and we believe that all of the recitals may be omitted under Rule 14a-8(i)(3). See Bank of America Corporation (January 12, 2007). From our correspondence with Mr. Wilson, we understand that he ardently believes that these assertions are true; from GM's perspective, however, we do not believe that our proxy statement should include unverifiable statements that are likely to offend many of our stockholders and other readers.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2007 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Fredrick P. Wilson

IMPROVE NEW VEHICLE FUEL ECONOMY TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED GLOBALLY AND IN AMERICA BY SAUDI ARABIA

Whereas: Saudi Arabia, which is married to the Wahhabi Sect of Islam, is teaching hatred of Americans, democracy, Christians, and Jews, the denigration of women, and armed Jihad with written material in American mosques, madrasses, and Islamic centers. The report is at: www.freedomhouse.org/religion. The Saudi's have been spending $4 Billion/year for 33 years ($132Billion) to build mosques, madrasses and Islamic centers in the US and globally. Since Saudi Arabia is preaching hatred of us in America, then the hatred being preached in Canada, Europe, the Middle East, North Africa, and Central and SE Asia must also be hatred for Americans, Europeans, democracy, Christians and Jews. Some members of the Saudi royal family, some charities run by Saudi mosques, and some private Saudi individuals are still funding Hamas, the Intifada and al-Qaeda, and the insurgency in IRAQ with our oil money.

Whereas: Saudi Arabia is not our friend or ally, and has not been since at least 1973. They will not change as long as they follow the radical teachings of al-Wahhab and Islam. They declared war against the US in 1973, quietly, under the table, and behind our backs.

Whereas: Sheikh Kabbani reported to the State Dep't. in '99 that 80% of the mosques in the US were preaching Wahhabism. US Rep. Paul King of NY stated in Feb. '04 that 85% are preaching Wahhabism. An example is "The apes are Jews, the people of the Sabbath; while the swine are the Christians, the infidels of the communion of Jesus." Most of the balance are teaching radical Shiism, as espoused by Iran.

Whereas: All of Western Europe, including England, will be, demographically at first, violently later, overrun by Islamists well before 2100, as will Russia and Canada. Holland and France may be overrun by 2030. They will be "an Islamist threat like the Nazis" to Eastern Europe and America, only Russia, England, and Canada will be on the Islamofascists side. Shortly after Islam rules Europe, Canada, and Russia, they may start a shooting war with the US, and we will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists. The Hezbollah activists in Dearbornistan may join with them.

Whereas: It is possible for the US to lose the war against radical Islam, or at least be devastated by European nukes and homicide bombers from Canada. It is vital that the US stop buying oil from the Middle East immediately.

Resolved: that the shareholders request GM's Board to direct its Compensation Committee to institute an executive compensation program that tracks progress in improving the fuel economy of the company's new light truck and passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting.

F. P. Wilson 11/27/06

March 10, 2007

RECEIVED
2007 MAR 13 AM 11:48
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439
Cell PH: (810) 423-4957
Eve PH: (810) 694-6628
E-mail: Shinano01@aol.com

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

RE: Omission of Shareholder Proposal Submitted by Mr. Fredrick P. Wilson Pursuant to GM Corp. letter dated 05FEB2007 (Att: G).

Ladies and Gentlemen:

I urge you to notify General Motors Corporation (GM) that the Board of Directors of GM should fully consider by proposal and the information I have provided in support of it. I also urge you to notify GM that, if the Directors do not accept and adopt my proposal, that they should include my proposal in the 2007 Proxy statement for the annual stockholder meeting, and I urge the SEC to fine GM the fullest amount that the law allows if they do omit my proposal.

If the SEC is compartmentalized such that more than one Counsel handles the automotive companies, then the following listed information is attached for the SEC so that they have the same information that GM does.

Attachment A: Stockholder Proposal by Fredrick P. Wilson
Attachment B: The book *America Alone – The End of the World as We Know It* by Mark Steyn
Attachment C: The three CD set book, *AMERABIA,* containing the CD *AMERABIA* and the CD *Islam-Beliefs and Impact*, both edited by F. P. Wilson, and the CD *Islam Undressed* by Vernon Richards.
Attachment F: Letter to GM (Ms. Larin) dated 21JAN07 to more fully explain the reason for my proposal and to provide the documentation to support my proposal.
(Attachment D and E are three ring hard paper sets of the book *AMERABIA* and *ISLAM-Beliefs and Impact*. I must apologize to the SEC, as I do not have another complete set of these books available at the moment. They are available in the office of the Counsel that handles the stockholder proposal documentation for

that other wholly American Automotive Company headquartered in a Detroit suburb.)

I am deeply disappointed with GM regarding my Stockholder Proposal. As an automotive engineer and manager with 27 years of experience with one of the major US auto manufacturers and an additional 7 years with a major tier one supplier, I had hoped that GM, in considering my information, would realize that it is important to cease producing vehicles that necessitate buying oil from these heinous regimes and belief systems in the Middle East. I had hoped that then GM would concentrate wholeheartedly on improving the mileage of its existing vehicles, and on the vehicles of the future, such as plug-in hybrids like the new Volt prototype that GM alludes might see production in 2010, while the technologies of the future, fuel cells, etc. are being developed in an accelerated manner. I had hoped that then GM would realize that it can be extremely popular and profitable doing so, and that it would indeed steal a step on its competitors. It is impossible to state the case regarding radical Islam, and then all of the hopes of the future in only 500 words.

The arguments that GM uses in its rebuttal that the proposal is vague and misleading and relate to ordinary business matters are specious.

My belief was that with the documentation that I provided to GM, the knowledge that GM would have would lead it to the same conclusions, regardless of any semantic subtleties in the language of the proposal. Certainly the majority of my proposal deals with radical Islam, for I really did not believe that GM would agree with my proposal, no matter how documentably verifiable it was, which is an argument for later in this rebuttal. Under those circumstances, to have it, unfortunately, rejected by management, and then printed in the proxy statement, the necessity for making the case in 500 words required that the majority of the proposal state the why, for with the acceptance of the why, the what is an easy matter.

Without an understanding, without sufficient knowledge, to believe in the why, then there is no sense in the what, or resolved section. Last year I argued strenuously for specific CAFE numbers for GM to achieve, which were reasonable and achievable, and GM argued that I was being too specific. This year, I am being too vague.

If I had put in a proposal that had no resolved section, GM would have argued against that, but with sufficient knowledge, the resolved action would be obvious and intuitive.

Executive compensation is a way to motivate GM to do the right thing, i.e. to improve the fuel economy of its vehicles. Executive compensation is normally decided upon as a base, and then many performance goals are specified. The closer to achieving those goals, the higher the compensation for the executive. In fact, this type of pay for performance is endemic throughout the entire salaried ranks of the automotive industry, with the percentage applied to performance vs. the base increasing as the level of the management importance rises up to the CEO. As a goal to achieve for the executives of GM, improving fuel economy is something that can be measured and that the appropriate executives can have a dramatic impact upon. So GM is right, improving fuel mileage is my primary concern, but GM is so adamant about not doing that that I chose a different path than last year as a way to do this. It essentially wouldn't matter what or how I asked for improved mileage, GM would argue against it.

There have been successful stockholder proposals that have a resolved section similar to my proposal.

1) 2005 Proposal #6: 2005 Shareholder Proposal Linking Ford Motor Company Executive Compensation and Performance on Greenhouse Gas Reductions

"Resolved that the shareholders request Ford's Board to direct its Compensation Committee to institute an executive compensation to progress in reducing lifetime product greenhouse gas emissions from the company's new passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting."

2) 2006 Proposal #6: 2006 Shareholder Proposal linking Ford Motor Company Executive Compensation and Performance on Greenhouse Gas Reductions

"Resolved that the shareholders request Ford's Board to direct its Compensation Committee to institute an executive compensation review with a view to linking a significant portion of senior executive compensation to progress in reducing lifetime product greenhouse gas emissions from the company's new passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting."

The SEC has agreed that these proposals listed above, that had large "whereas" sections that were unrelated to executive compensation until the "resolved" section, which was a statement of the desired action for the Board to take that would motivate the company, through executive compensation, to take the actions that would achieve what was expressed in the "whereas" section. Executive compensation is a valid tool to use by the Board to achieve many goals. It is a valid way to achieve an expected goal out of almost any employee-employer relationship, therefore it is an entirely appropriate request in the "whereas" section of my proposal. I could have taken up 300 words stating the specific employment contracts so GM couldn't argue that I was being vague and misleading, but then GM would argue that I was being far too specific.
What I have proposed in my proposal for the "resolved" section is entirely correct and reasonable for GM to adopt and implement.

GM next argues that improving fuel mileage, or submitting a stockholder proposal that requests improving fuel mileage for environmental or health concerns is entirely appropriate, but to submit one for reasons such as to stop supporting the funding of terrorism is inappropriate. The audacity of this statement is astounding. I do believe that stopping the funding of the people who want to and have cut off the heads of American Soldiers in Iraq and that have dismembered some soldiers and turned them into paraplegics, even with brain damage, could be argued from the health standpoint, but that would be a very surrealistic argument.

GM argues that it is OK to use fuel economy as a weapon to combat environmentalism, but not as a weapon to combat terrorism.

Is GM promoting and agreeing with Michael Moore and the far out fringe wing of the Liberals that there is no terrorist threat?

Is GM arguing that inconveniencing a few Polar Bears is more important as an off the table item, than that our oil money is funding al-Qaeda's nuclear weapons program that may turn the SEC, at 100 F. Street, N.E. into a pile of radioactive slag?

Is GM arguing that inconveniencing a few winter sports enthusiasts in Michigan is more important than a proposal that includes, as an off the table item, that our oil money is funding the teaching that publicly calling the granddaughters of it's stockholders and of the SEC whores, physically harassing them, and even gang raping them is fully justified by their Islamic Religion and may very well occur at an endemic level, as is occurring in sections of Europe today, at the edge of the Muslim and non-Muslim areas? Our oil money is funding of the teaching that the granddaughters of its stockholders and of the SEC are just pieces of raw meet left out, uncovered, on the counter, for the flies (young Muslim men), to flock to and attack. (ATT H)

Is GM arguing that a proposal that might be a boon to motorcycle riders in Michigan year round is OK, but a proposal that our oil money is funding the teachings and beliefs that the great grandsons of its stockholders and of the SEC will be treated legally as Dhimmi, which is, in effect, the same as having the KKK call and treat a black man as a nigger in 1899 Louisiana ruled by Jim Crow law is not germaine?

Author and NYTimes Pulitzer Prize winning columnist Thomas Friedman (GM's *bete noir*) has stated the following on numerous occasions over the last several years:

"The first is that we're in a War on Terrorism today in which we're funding both sides in the war with our energy purchases. We fund the U.S. Army, Navy and Marine Corps with our tax dollars, we fund Al Qaeda, Islamic Jihad, the regimes that support them, and the charities that support them indirectly, with our energy purchases. So we're funding both sides in the War on Terrorism, and that's flat out nuts." [1]

There is a much larger list of who does agree with Friedman within the foreign policy community regarding the funding of terrorism than the list of who does not agree with Thomas Friedman.

"It has been clear since the U.S.-led intervention in Iraq began that the majority of "foreign fighters" serving al-Qaeda in Iraq are Saudis.

"When these murderous Sunni interlopers are terminated, their photographs and biographies typically appear in Saudi media. *Al-Watan* has stated that 2,000 Saudis have died in Iraq since 2003--two thirds the number of American soldiers slain there.

" the king's attempt to disengage from the Sunni terror in Iraq is immediately significant to Americans and our coalition partners in that it can help save the lives of our military personnel in Iraq.

" success would have incalculably beneficial effects ... curbing the cash flow to al Qaeda " [2]

The authors of the preceding article are pegging their hopes on the moderation of the 83-year-old King. I would like to suggest that one heart attack away and a new Islamist King would be ruling Saudi Arabia, and the money flowing to the terrorists and al-Qaeda would be substantially more than it already is.

From the article, if 2,000 Saudis have died in Iraq, how many have both died in and lived through attacks against American Forces, and how many young American Soldiers and Marines were killed by them? The number is greater than 1 and less than 3,000. How many young American Soldiers and Marines have been permanently mutilated by their roadside bombs and bullets? The number is greater than 1 and less than 22,000 (2005 data).

These Saudi Sunni killers are trained, transported, supplied, fed, clothed, equipped with weapons and ammunition, and equipped with IEDs and RPGs with our oil money. Far fewer of them would be trained, transported, and would have weapons besides a basic gun and some ammo if it wasn't for our oil money. If 2,000 Saudi Sunni Killers have died in Iraq and Afghanistan, how many more are there and what is their American blood toll?

The number of Americans killed by theses foreign (Saudi) killers funded by our oil money is probably in the hundreds, if not thousands. The number permanently scarred, mutilated, missing arms and legs, permanently brain-damaged, is probably in the thousands, if not the ten thousands.

Would the al-Quds force, part of the Iranian Republican Guards organization, run by the Ayatollah Khamenei, be able to supply the highly developed shaped charge explosives that have blown holes in our most heavily armed APCs and tanks and killed our American Servicemen and Women, without our oil money funding their activities? This splashed all over the headlines a few weeks ago, and seems to have returned to background data, as these weapons have been supplied by the Iranians for several years now. All funded by our oil money.

None of us can change the past. We can change the future. How many more young Americans are going to be killed and wounded in Iraq and Afghanistan than would not be if it wasn't for our oil money? These are our own sons, daughters, brothers, sisters, fathers, mothers, valued, brave Americans all, that are being killed with our own oil money.

GM's role in providing our oil money is writ large. Does GM want to continue to write its role in the same direction, and write it even larger?

As I have stated, GM is not responsible for the fact that the oil is under some of the most heinous regimes ever known to humanity. Knowing that it is and what they are using our money for, why would GM want to continue to support the funding of these terrorists?

9/11 reportedly cost al-Qaeda ½ million dollars. What if al-Qaeda had not had the money for 9/11? Without oil money, they would be so strapped for cash that they wouldn't be able to afford the tape and batteries for the video cameras they use to record their hate messages on. How many future 9/11s could we prevent by de-funding them, by removing their source of money, i.e. our oil money?

When Iran gets its Nuclear bombs, and has its ICBMs, it will use them. The leader of Iran, Ayatollah Khamenei, has stated that losing ½ of the population of Iran to destroy Israel, which they could do with one bomb, would be a small price to pay. Without our oil money, Iran could not afford its nuclear program or its ICBM program, which, in its next iteration, will be able to reach the Eastern coast of the USA.[3][4] Would they be willing to exchange Teheran for Washington or New York? What price would we be willing to pay to help ensure that the choice would be one they, and we, will never have to make because they don't have enough money to continue their programs?

Is it OK to deny my proposal while it is OK, through GMs global operations, to support the funding of Holocaust Deniers that are planning and are well on their way to implementing a second holocaust? Attachment I, "Iran's

Obsession with the Jews", and Attachment J, "Europe's Iran Problem" elaborate on and document this.

I believe it is entirely appropriate that my proposal, if it is not adopted, is included In the proxy statement for the shareholders to vote on. To believe that supporting the funding of the deaths of our brave servicemen and women is less important to openly discuss, and to do something about on an immediate basis, than some environmental concern is an unbelievable value system to use as base for a set of beliefs.

I would hope that GM would completely drop this part of their disagreement, as well as the rest of their disagreements.

GM also argues that fuel economy is part of GM's ordinary business. I would agree that decreasing fuel economy is part of GM's ordinary business, and that maintaining the same fuel economy, at the lowest legal limit, is part of GM's ordinary business. GM has both decreased and maintained fuel economy over the last 37 years, but they have never improved their overall fuel economy except to meet government CAFE regulations. How can GM argue that improving fuel economy is part of GM's ordinary business when they have never done it?

At every turn, GM has vehemently argued against any government regulation that would mandate improving fuel economy, giving ground only begrudgingly. It has used every possible way to evade and escape from the existing rules, such as the development of very heavy trucks, such as the Hummer II, that exceed any weight Congress had estimated as being something to be sold as a private use vehicle, rather than a commercial vehicle. GM reclassified as many vans as possible as light trucks so that it would not have to meet the higher car mileage requirements. GM has even panicked in some years because it was not even meeting the existing CAFE requirements, and built some stripped light S-10 pickups with 4-cylinder engines and manual transmissions and sold them for a song while almost praying that enough would be sold to keep the government from fining them. GM has produced individual vehicles that exceed government requirements, such as the EV-1, but never enough to voluntarily exceed the government mandated CAFE requirements.

Once again, GM argues that improving fuel economy is part of GM's ordinary business, but ordinary means you do it from time to time, and something that has never been done cannot be considered anything other than extraordinary, which fully justifies stockholder interest.

The two proposals iterated on page 3 show that improving fuel economy is an item stockholder interest in is justified, and is an item that the SEC has approved previously.

GM next argues that the term "executive compensation" may be deemed ordinary business, primarily due to the very large number of people adjudged as executives.

The two proposals iterated on page 3 show that executive compensation is a valid term that the SEC has previously approved.

Title inflation is a fact of life in the automotive industry. Supervisors are now called departmental managers. General Supervisors are called division managers, and now have the title and responsibility of a higher-grade level, only without the authority and increased pay. GM used to have Divisional General Managers, some of which were executives and some of which were not. Some were GM Vice Presidents without being called executives, some were GM Vice-Presidents and were called Executive Vice-Presidents. There were Presidents of sections of GM, and there were Executives in charge of large units. The total of executives was about a dozen presidents and two or three dozen vice-presidents. There is nothing in GM's organizations structure that identifies anyone as a senior executive or as a junior executive. I can only assume that GM has continued it's policy of inflating titles without commensurate pay or authority increases. Richard Wagoner is listed as Chief Executive Officer, not as Chief Senior Executive officer.

The SEC agreed that executive, without any junior or senior attached, was an entirely appropriate term. I am sure that no matter what I stated, GM would have argued against it. Executive is a generally recognized word in the English language that is appropriate and applicable to the proposal at hand, and to the executives that would be affected if this proposal is adopted.

GM argues that the proposal can be argued against as:' "statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation." Can be excluded.' I supplied almost 1,000 pages of factual foundation, which GM has not, and cannot refute. I supplied a list of 154 books, which GM has not, and cannot refute, including the Holy Qur'an, the Hadith, and the Sira.

It is Ok for GM, as the perfect amoral corporation, to support the funding of hatred and the funding of the people who are killing American Soldiers, and that are planning nuclear attacks on the US and are planning a 2nd holocaust, and are developing the weapons to implement that 2nd holocaust with our oil money as the driving force, but let us not talk about it?

"([President] Bush has circulated copies of Natan Sharansky's *The Case for Democracy* to his staff, and recommended Mark Steyn's *America Alone*)".[5]

Joe Lieberman has said that "he was reading *America Alone* by Mark Steyn, who argues that Europe is being overwhelmed culturally and demographically by Islam."

"The thing I quote most from it is the power of demographics, in Europe particularly," Lieberman said. "But the other part is a kind of confirmation of what I know and what I've read elsewhere, which is that Islamist extremism has an ideology, and it's expansionist...We Americans will have ultimate responsibility for stopping this expansionism."(6)

I would, and have, suggested, that ceasing to procure oil from the radical Islamist nations in the Middle East would be a great start to Liebermann's statement.

U. S. Senator Carl Levin has responded to me that yes, he will read Mark Steyn's book, *America Alone*.

Michigan State Representative Robertson and Michigan State Senator Cherry have both stated to me that they will review Mark Steyn's book and the documentation in my edited books, *AMERABIA* and *Islam-Beliefs and impact*.

Michigan Republic Committee Chairman, Mr. Saul Anuzis, has considered and is continuing to considering the information in my two edited books, for to read them completely on a part time basis does take some time.

National RNC Chairman, Mr. Ken Mehlman, and his successor, Mr. Robert "Mike" Duncan, have reviewed and are reviewing, respectively, the information in the two books I have edited.

I would hope that GM would recommend Mark Steyn's book to all of its executives and salaried employees (at any and all levels) and that the SEC would also recommend his book to all of the SECS personnel at all levels. I presume from GM's statements that it has no dispute with the data and opinions presented in *America Alone*. If President Bush can recommend it, GM should believe this is a desirable action to take.

GM said " These statements are derogatory ...to Saudi Arabia..."

FACT: The Saudi teaching of hatred is documented in the FreedomHouse report.

FACT: The money that the Saudis are spending is a fact. That they started spending the money and teaching that hatred in the US in 1973 is a fact.

FACT: Two fifths (approx) of the money Saudi Arabia spent was spent in the USA and Canada, two-fifths was spent in Europe, and the other fifth was spent in the rest of the globe.

FACT: The statements about the Saudis are still funding Hamas, al-Quaeda, the intifada are documented in Dore Gold's books and in the documentation stated earlier on page five.

FACT: The hatred that is in the statement, "The Apes are Jews, etc." is documented from freedom house two years after their first report, and after the Saudis said they had fixed their books. The report is in the AMERABIA documentation. The statements in the Freedomhouse reports are directly traceable to the holy Quran and the Hadith. The articles in *Amerabia* Tab I establish this as the article, "The Swine are Christian and the Apes are Jews" states, excerpts following:

> EIGHTH GRADE
>
> "As cited in Ibn Abbas: The apes are Jews, the people of the Sabbath; while the swine are the Christians, the infidels of the communion of Jesus."

"Those who believe (in the Qur'an), and those who follow the Jewish (scriptures), and the Christians and the Sabians – any who believe in Allah and the Last Day, and work righteousness – shall have their reward with their Lord; on them shall be no fear, nor shall they grieve. And remember We took your covenant and We raised above you (the towering height) of Mount (Sinai),: (saying): "Hold firmly to what We have given you and bring (ever) to remembrance what is therein: Perchance ye may fear Allah." But ye turned back thereafter: Had it not been for the Grace and Mercy of Allah to you, ye had surely been among the lost. And well ye knew those amongst you who transgressed in the matter of the Sabbath. We said to them: "Be ye apes, despised and rejected." (Qur'an 2:62-65)

This verse makes it clear that the apes and swine are Jews and Christians, the "People of the Book":

"Say: 'O people of the Book! Do ye disapprove of us for no other reason than that we believe in Allah, and the revelation that hath come to us and that which came before (us), and (perhaps) that most of you are rebellious and disobedient?'Say: 'Shall I point out to you something much worse than this, (as judged) by the treatment it received from Allah? those who incurred the curse of Allah and His wrath, those of whom some He transformed into apes and swine, those who worshipped evil -- these are (many times) worse in rank, and far more astray from the even path!'" (Qur'an 5:59-60)

> "God told His Prophet, Muhammad, about the Jews, who learned from parts of God's book [the Torah and the Gospels] that God alone is worthy of worship. Despite this, they espouse falsehood through idol-worship, soothsaying, and sorcery. In doing so, they obey the devil. They prefer the people of falsehood to the people of the truth out of envy and hostility. This earns them condemnation and is a warning to us not to do as they did."

"The Jews say: Allah's hand is fettered. Their hands are fettered and they are accursed for saying so." (Qur'an 5:64)

> "They are the Jews, whom God has cursed and with whom He is so angry that He will never again be satisfied [with them]."

"The Jews call 'Uzair a son of Allah, and the Christians call Christ the son of Allah. That is a saying from their mouth; (in this) they but imitate what the unbelievers of old used to say. Allah's curse be on them: how they are deluded away from the Truth!" (Qur'an 9:30)

> "Some of the people of the Sabbath were punished by being turned into apes and swine. Some of them were made to worship the devil, and not God, through consecration, sacrifice, prayer, appeals for help, and other types of worship. Some of the Jews worship the devil. Likewise, some members of this nation worship the devil, and not God."

See the verses quoted above, which establish the apes and pigs reference and show that Allah's curse is on Jews and Christians.

> "Activity: The student writes a composition on the danger of imitating the infidels."

Clearly if one is not to take them as friends and protectors (3:28, 5:51), and if they are the worst of creatures (98:6), and are under Allah's curse (9:30), they should not be imitated.

FACT: The Saudis are well aware of the Freedomhouse reports, as they have been given copies of them to comment upon through their embassy in Washington. How is it possible to impugn the Saudis when what they are doing is well documented, they know about, and have lied about what they are dong and teaching? The Saudi's have editorialized that they are an ancient country that makes changes slowly. That is a first class dodge. Saudi Arabia has been documented stating that they will make changes, and then they don't even live up to their own promises, much less any promises we would like them to make and implement. It is impossible to impugn the Saudis by stating what they actually have been and still are doing.

FACT: Attachments K. "Tea for Terrorists", and L "Islamic Supremacism in Britain" cover some of the hatred being taught in England. The book, *Londonistan*, from the bibliography also covers this. Robert Spencer has written about the hatred being taught in Holland and Denmark. Bruce Bawer covers this, plus Norway, in his book *While Europe Slept*. Oriana Fallaci covered the hatred being taught in Italy in her two books in the bibliography. The article "The Muslim Brotherhoods Conquest of Europe" covers the hatred being taught primarily in Germany. The article in *Amerabia*, Tab H, "A Brief History of Saudi Arabia, Wahhabism, the Muslim Brotherhood, etc." covers how the Wahhabi sect and the Muslim Brotherhood are two sides of the same coin. The article in *Amerabia*, TAB Q, "Want Peace in the Middle East – Islam must Relent" covers how Pope Benedict asked the Imams in Germany to stop teaching hatred, and they did not agree to do that.

Opinion: The concept that Saudi Arabia would spend tens of billions of dollars to teach hatred here in the US, and then would spend additional tens of billions of dollars in Europe and would teach peace and love, when the Holy Qur'an, the Hadith, and the textbooks based on them that are used in the USA are all printed in Saudi Arabia is a leap of faith that has no basis in reality.

There is a great deal of information regarding the other countries around the world, especially Europe, that is in the documentation I have provided. To ignore it and to ridicule it without thoroughly studying it is the height of intellectual deceit.

Attachment M, "Reading and Writing and Ramadan", covers how Muslims are trying to have their culture replace British culture in the British school system. Attachment N, "Their No-State Solution" covers the funding of hatred and killing in Thailand is from the Wahhabi sect in Pakistan, which is where Saudi Arabia funded the war against the Russians in Afghanistan from, and then their support for and funding of the Taliban before they took over Afghanistan, and, then, most likely, the A.Q Khan Sunni nuclear bomb program.

Every thing I have listed here as a fact is in the documentation I have provided or am providing. If GM had actually read the documentation, they would know this and they would be asking very limited, very specific questions rather than these broad-brush issues which are all addressed in my documentation.

I must have supplied GM with too much documentation. I thought I would be ridiculed if I didn't back up my beliefs with a fairly voluminous amount of documentation. I never thought the documentation I supplied would be ignored just so I could repeat it all over and over again.

FACT: Tony Blankley wrote The *West's Last Chance*, and it is he that first pointed out that having the Islamists take over Europe would be a threat to the USA like the Nazis.

"The opinion of 10,000 men is of no value if none of them know anything about the subject." - Marcus Aurelius, Roman Philosopher and Emperor.

Opinion: It is his opinion, but, like my opinion, if you disagree with it, where is your analysis, what is your documentation, what makes your opinion valid, worth holding, and defensible? Mr Blankley did not go into the roots cause of why there is the Islamist hatred, he just accepted it as he has documented it and then projected that into the future. If you add in the hatred taught in the Holy Qur'an and the Hadith and the histories and the current Islamists, such as those in Iran, that dream of a world without the USA or Israel, or of al-Qaeda's dreams, including the Muslim Brotherhood's plan to take over Europe from the inside, which is documented in their own words in the documents in the information in *Amerabia* Tab F, why is it unrealistic to project out to what Tony Blankley and I have stated?

FACT: Two of the 9/11 killers stopped and spent some time in the King Fahd Mosque in Los Angeles, which is one of the Mosques Freedomhouse researched. Whether they were rejuvenated by the material Freedomhouse found or not is irrelevant. It is there for any budding young Mohammad Atta or Adam Ghadam (who has been charged with treason) or Taliban Johnny (who is in jail for fighting with the Taliban against Americans) to research. Since the material is based on Islam's Holy documents, it has a validity that is undeniable.

Will that make for a 5th column? It certainly made for at least four terrorists. How many more are just sleepers? I never said how large the 5th column would be, I just said there will be one, and with the incidents around the country, year after year, by lone Muslims and by groups the FBI finds, why would that not happen? How am I impugning anybody by stating what has already occurred on a small scale? Since the teaching of hatred is continuing and expanding every year as Saudi Arabia continues to spend our oil money, why would not more and more Adam Ghadam's start down that path each year, spreading exponentially, like an ink stain?

Opinion: Dearbornistan. This is a euphemism, just like Eurabia and Londonistan. It is a description of a state of becoming that I would suggest is not desirable. Hezbollah is a formally designated by the US government terrorist organization. The active Hezbollah supporters that paraded in Dearborn in 2005 carried pictures of the Ayatollah Khomeini. Remember him? The 1979 embassy takeover? He was the first to call the US the Great Satan. He actively wanted Israel destroyed. How can anyone hold up that heinous hating human being as a person to be revered rather than despised by any and all Americans?

Some of the active Hezbollah supporters, 5,000 of them, that paraded in Dearborn in the summer of 2006 carried Nazi flags. Why? Both because of the common cause Islam has with the Nazis to destroy the Jews, even though Nasrallah, the head of Hezbollah, has stated that the Nazis were failures because they did not finish the job of eradicating the Jews. These Hezbollah supporters flew many placards of Nasrallah. Hezbollah is a formal arm of Iran. Hezbollah's constitution calls for the eradication of Israel; that is, Genocide on an industrial scale. Why would any American have any respect for any active supporter of Hezbollah? The Hezbollah in Dearborn are the voice and power amongst the Muslims in Dearbom. As they slowly quiet opposition, such as the recent Shia on Sunni violence after the hanging of Saddam, why would they not slowly continue their takeover of Dearborn? Just because it is a slow process that happens over years with a thousand little acts and words that GM can ignore does not mean that it can't , won't and is not happening.

The concept that one man's terrorist is another man's freedom fighter is a horridly flawed idea.

The terrorists that fought in the American Revolution wanted a country ruled by law, where everyone was treated equally, with elected leaders deciding their fate rather then an anointed King. They won their terrorist war and established the United States.

Hezbollah wants the eradication of 5 million Jews for starters, and then the Muslims and others it rules over will have Sharia law shoved at them, by the ballot box, assassination, or otherwise, as is happening in Lebanon today. Women will be treated as 2nd class chattel slaves, and any non-Muslims will be treated as Dhimmi, subject to different and demeaning rules. Exactly how does that equate to the establishment of the United States? What does that mean as the Hezbollah influence over the Muslims in Dearbom continues to increase?

Muslims have been treated better by the Israelis in every situation over the last 60 years than Muslims have ever been treated by their own leaders, while the Dhimmi under Muslim rule have been given equal rights with the Muslims when under Israeli rule, as is the case inside of Israel today for everyone.

If GM believes that the Hezbollah influence in Dearbom will decrease, please provide your documentation to support that belief.

Try a test to see if GM has the courage of its convictions. Talk is cheap. Does GM believe what it is saying? If it does, then it should have no problem running the following test. If GM does not have the courage of its convictions, then GM should start reading the material I have sent it, and asking detailed questions, rather than make broad brush undocumented generalities.

GM should go to a large Christian Church on a Sunday later in the Spring, when it's warmer, stand out in front as the congregation is leaving, and shout out "Jesus was a terrorist". Then try "Jesus sanctioned the assassination of a pregnant woman". After that, try "Jesus cut the heads off of 600 Jews because they verbally opposed Jesus". Then try "Jesus was a pedophile". You will certainly be looked at as if you were funny. They might try to engage you in discussion. They might call the Police to charge you with disturbing the peace. You could yell out a true statement, such as Jesus disliked moneylenders, which was true, and no one would physically harm you.

Of course, all the charges regarding Jesus that you just yelled out are demonstrably false except the moneylender one.

Now go to the big Mosque in Dearborn, and repeat the same show, only substituting Muhammad for Jesus, on a Friday when the Mosque is letting out. I doubt if you will have the same peaceful reaction.

Of course, all the charges regarding Muhammad that you just yelled out, (if they let you continue), are documentable, factual, and true. Why would any Muslim object to stating factual, documentable, truth, as a very few Muslims have actually had the courage to publicly state?

That is the Natan Sharansky test to determine if we live in a free society or a fear society. He developed it while he was in the Russian Gulag. He is the author of *The Case for Democracy*, which president Bush has spoken highly of. I would suggest that regarding Islam, we are living in what is rapidly becoming a fear society. I do not believe that is what we want the US to become.

Let me know how your test worked out.

In my original documentation that I sent GM, I said I had no problems with Arabs. There are wonderful, peaceful Christian and Jewish Arabs. If GM wants to persist in calling me a racist by charging that I am impugning the "large number of resident of Dearborn, Michigan of Arab Descent", then we can settle that in a court of law. I have no problem with Arabs. There are many Christian and non-Muslim Arabs around Detroit, and they have my respect and Christian love. But Dearborn has a majority of Hezbollah supporters, both active and passive: Arab descent or not is immaterial. Some of the active Hezbollah supporters are not of Arab descent. They have the same heinous beliefs, no matter what their racial makeup. How did the Reverend Louis Farrakhan become such a believer in anti-semitism? What did American Jews ever do to American Blacks? I will state that the common thread is the Islam in the Nation of Islam. How can such an anti-Semite draw 50,000 to hear him at Ford Field as happened a couple of weekends ago? The Jewish Anti-Defamation League was appalled, and rightly so. Would David Duke, who shares Farrakhan's anti-Semitism, have drawn such a crowd? What is wrong with this world when such heinous people with such heinous beliefs are idolized by large numbers of people?

Now for the charge that I am impugning Muslims. As I stated, it is the ideology of Islam that I am opposed to. I know wonderful, peaceful Muslims. They reject Hezbollah, they reject Hamas, they reject the Wahhabi Sect, and they are willing to speak out against the barbarians preaching and teaching hatred globally, including here in the US. The silent majority is just cannon fodder for the radicals. If a Muslim is unwilling to have the courage of their convictions to condemn Osama by name, al-Qaeda by name, Hamas by name, Hezbollah by name, Nasrallah by name, Ayatollah Khamenei by name, ad infinitum, then are they not just like Nazis that would not condemn Hitler, Heydrich, Eichmann, etc.? Why wouldn't anyone want to impugn people who openly state they want Israel destroyed along with the 5 million Jews? Why would anyone not disrespect anyone who openly wished for a 2nd Holocaust? Why would anyone not disrespect anyone who wanted the US Constitution replaced with Sharia Law, such as the leaders of CAIR, the premier voice of Wahhabi Islam in the USA, outside of the Hezbollah stronghold in Dearborn?

I did not originate Dearbornistan, I believe Debbie Schlussel can take credit for that, but amongst the community of us that know enough to be able to promote or defend our beliefs in the great public marketplace of ideas, Dearbornistan is a probable outcome of the Hezbollah domination of Dearborn. If some people take umbrage at that, I would ask, what is their documentation for their beliefs? Ignorance is no reason to not state something that the ignorant may object to. Does GM support the Hezbollah belief system? If it does, could it please so state, publicly?

Islam, by definition, is not a religion of peace. The word Islam means submission: that is submission to Allah. The only record of Allah is the Holy Qur'an, which, I reiterate, has qualifiably the same kind of hatred as *Mein Kampf,* Both tomes have a lot of hatred in them. The definition of Muslim is a believer in Islam. Any Muslim that says that Islam is a religion of peace is either lying (Taqqiya) or ignorant. Whether Islam is a peaceful religion is the discussion to have, and, once again, the political ideology within the religion is not peaceful when it comes to what it teaches and how it interacts with people on this earth. Whether the religion, from the purely live a good life and get to heaven part, is separable from the political ideology side is the problem, for you don't get the religion without the political side and without the social side. They are one and the same, and only very secular Muslims can stand back and realize that they either have to deny most of their religion or they have to live a lie.

There is only one guaranteed way to get to Heaven for a Muslim, and that is Jihad (Holy War). If you are killed waging Jihad, you go instantly to heaven; the highest heaven, bypassing the lower heavens. This heaven has 72 rooms with 72 perfect virgins in every room that are new virgins again the next night. Each Muslim Man that makes it to Heaven has the sexual prowess of 100 men, which is renewed every night. It is literally Heaven for young men who are not allowed to meet, greet, or liaison with, outside of arranged marriages, women.

Otherwise, getting to Heaven is the judgement of good deeds to not so good deeds, and nobody knows until he gets to the judgement time. Most women go to Hell, per the Prophet Muhammad, which helps to foster adherence to many of the horrid beliefs and treatments foisted on the 2nd class Muslim women by their men and husbands. The secular and the religious are inseparable.

I continue to be disappointed that GM is unwilling to fully consider my information, regardless of its relationship to any stockholder proposal, for this is information on a likely future for the United States, and is accurate knowledge with the appropriate derived opinions. Even if GM disagrees with the opinions, the facts and documentation are accurate, and there will be enormous problems in the future, even if I have not chosen the correct aspects for the problems to manifest themselves. I did ask if GM had any disagreements with the opinions, to respond with their documentation. Their only response was undocumented opinion. Mark Steyn wrote a column of what it was like to talk to "multiculturalists" (ATT O, "Life is Not a Bumper Sticker"), which is an experience I have not had until now.

I am proud to stand tall with Sir. Winston S. Churchill, arguably the greatest Statesman of the 20th, or any, century, who wrote:

"How dreadful are the curses which Mohammedanism lays on its votaries! Besides the fanatical frenzy, which is as dangerous in a man as hydrophobia in a dog, there is this fearful fatalistic apathy. The effects are apparent in many countries. Improvident habits, slovenly systems of agriculture, sluggish methods of commerce, and insecurity of property exist wherever the followers of the Prophet rule or live. A degraded sensualism deprives this life of its grace and refinement; the next of its dignity and sanctity. The fact that in Mohammedan law every woman must belong to some man as his absolute property‹either as a child, a wife, or a concubine‹must delay the final extinction of slavery until the faith of Islam has ceased to be a great power among men. Individual Moslems may show splendid qualities. Thousands become the brave and loyal soldiers of the Queen; all know how to die; but the influence of the religion paralyses the social development of those who follow it. No stronger retrograde force exists in the world. Far from being moribund, Mohammedanism is a militant and proselytizing faith. It has already spread throughout Central Africa, raising fearless warriors at every step; and were it not that Christianity is sheltered in the strong arms of science‹the science against which it had vainly struggled‹the civilisation of modern Europe might fall, as fell the civilisation of ancient Rome."(7)

I am also proud to stand tall with the sixth President of the United States, John Quincy Adams, who wrote;

"The precept of the Koran is, perpetual war against all who deny, that Mahomet is the prophet of God. The vanquished may purchase their lives, by the payment of tribute; the victorious may be appeased by a false and delusive promise of peace; and the faithful follower of the prophet, may submit to the imperious necessities of defeat: but the command to propagate the Moslem creed by the sword is always obligatory, when it can be made effective. The commands of the prophet may be performed alike, by fraud, or by force." (8)

A more complete selection of John Quincy Adams' writing is *included in the AMERABIA book and CD, under Tab O,* and the *Islam-Beliefs and Impact*, under Tab C.

I would hope that GM would proudly join me in standing by these two giants in our history.

IF GM will not join me, then, after reading the entire documentation, I would expect the GM will publicly decry and denounce these two outstanding citizens of Western Civilization. I would also expect that GM would publicly decry and denounce President Bush, for he calls these IslamoNazis IslamoFascists, and also publicly decry and denounce Senator Lieberman for his views as quoted earlier.

History is a wonderful area of study. With sufficient knowledge of history one can discern some events, and make some forecasts based upon history, while realizing that no events exactly duplicate themselves, but that there are enough similarities in some events that appropriate parallels can be drawn.

Several historians and commentators, notably Victor Davis Hanson, had always wondered how the 1930's could have happened. How is it possible, with all the evidence and documentation that was publicly available, such as *Mein Kampf*, Hitler's speeches and position papers, the speeches and writing of other Nazis, the Fascists in Italy, and the public warnings about all of this documentation, that still, despite all of this, Neville Chamberlain achieved "peace in our time", and WWII and the Holocaust were actively allowed to just happen?

Mr. Hanson is now much wiser, by his own admission, for to see how the 1930's happened, all one has to do is just look around today, see how ignored the documentation and evidence is, and realize how many people want to remain ignorant, want to ignore everything, and just go on as if there were no problems in the world that could destroy our children, grandchildren and great-grandchildren, in Europe and Canada first, and then later, in America.

I have provided more information, and, with the bibliography, far more information than Winston Churchill or anyone else could have provided regarding Nazism and Fascism in the spring of 1939. There were other people of the same beliefs as Sir Winston Churchill, but they have mostly been forgotten. Winston Churchill was ignored then. I am not claiming I am a Churchill, but I very well do understand why he considered himself a failure when he was made Prime Minister on May 10, 1940, for no one had listened to him when there was time to do anything, and he thought he would just preside over the destruction and defeat of England, no matter haw hard he tried. Fortunately for all of us, he was better than even he thought himself, and Hitler was prone to making stupid military decisions that snatched defeat from the jaws of victory.

I have provided the information, and I have tried to connect the dots, as almost no one did before 1939, or 9/11. I have requested that GM, if they disagreed with the dots and their connection, to so advise me, and to document their disagreements. They have vacated the field, and abandoned any attempt at doing so. Even if my proposal is not printed in the proxy statement, for GM to deny the information and not take advantage of it in its decision-making is the height of intellectual deceit that may be very deleterious to the future of many individuals, such as GM employees, Stockholders, SEC employees, and all Americans in the future. The information in the documentation I have submitted and am submitting with this rebuttal fully support and substantiate everything I am stating in this rebuttal. The articles are in the documentation that support everything, and can be readily found by looking in the tables of contents.

With the purchase of oil by the whole world that is supporting funding of the teaching and preaching of hatred, Jihad, and denigration of women that Saudi Arabia is promoting, that funding is rapidly destroying any chance we ever had of working with "moderate" Muslims; as they are replaced by "moderate" Muslims that have nothing at heart other than playing non-Muslims for fools, as many Muslims and Muslim organizations, such as the MSA (Muslim Students Organization) and CAIR (the Council on American-Islamic Relations), actually do.

George Santana stated "'Those who cannot remember the past, are condemned to repeat it." This often-quoted statement is frequently never backed up with what happened in the past, and how that is a warning of what is or could be happening today or in the future.

I will digress now to cover a little bit of GM's past so that GM can understand that it has the same kinds of beliefs today that are doing damage to the United States once again, in the same manner as it did in the past. Ignorance can no longer be an excuse.

GM bought Adam Opel in Germany in 1929. In 1932, when Hitler won the election and subsequent power struggle to become Chancellor, Haj Amin al-Husseini, the Grand Mufti of Jerusalem, and other Muslims, wrote congratulatory letters to Hitler. They didn't write letters to any other European rulers upon their election, just Hitler. They wrote to Hitler due to the common hatred of Jews and untermenschen, which to Hitler were primarily the Slavs of Eastern Europe and Russia. Slav is derived from the Muslim Turkish word for slaves, which is what the Muslims of the Middle East looked upon the Eastern Europeans in the Balkans and Russia as, since they had been for over 450 years to the Muslims.

Haj Amin and the other Muslims of the Middle East and the Balkans had heard of Hitler and the Nazis, had read *Mein Kampf*, and had paid attention to

Hitler's speeches. They knew a kindred soul when they read what he wrote. Winston Churchill and a select few others had also read *Mein Kampf* and paid attention to Hitler and the Nazis.

GM had not read *Mein Kampf* or paid attention to Hitler's speeches, as only an amoral corporation can totally ignore the world around it.

Before meeting Hitler in 1934, A GM executive practised the stiff arm Nazi salute instead of reading *Mein Kampf*. The Gm execs thought the meeting went extremely well; they were entranced with Hitler. Ignorance is a wonderful state of being.

I do not blame GM for having its car and truck plant being taken over by the Nazis in WWII and used for war production or that slave labor was used in its plants. There was nothing that GM could have done to prevent that. A slight argument can be made that GM should not have built its new truck plant near Berlin in 1935, but if Opel (GM) had not done that, Ford, or VW, or MB would have probably built such a plant. Even so, GM jumped at a chance to make trucks for the Wehrmacht (the Nazi Army).

However, a fact noted but underemphasized in the book, *General Motors and the Nazis*, by Henry Ashby Turner, Jr. is that GM, in 1938, volunteered to build a new special gear plant using proprietary knowledge, to make gears to control propeller speed, or pitch, for which America was the world leader regarding this technology. These gear sets were intended for Benz aero engines for military airplanes. GM volunteered to build this plant to gain political leverage with Herman Goering, the #2 Nazi in all of Germany. This was intended to gain Goering's influence regarding the other Opel plants. This plant was specifically designed and equipped to make parts for weapons of war for the Nazis, for Herman Goering's Luftwaffe.

In 1939, after Kristallnacht, after Munich, GM President Knudsen still approved 5 million German Marks to finish this military production plant. The book doesn't state what happened after that, as the history of that plant was lost in the fog of war. Some argument is made as to what else could GM have done. I would suggest that knowledge and backbone were required, and both were severely lacking.

At the very least, the Nazis got a new factory building with some level of equipment in it that they could have turned to good use with relatively little application of personnel and material resources. More likely they got a brand new factory with wonderful new equipment ready to turn out gear sets. The Luftwaffe did not have variable pitch propellers on any of its aircraft until the summer of 1939, and not in volume until the late fall of 1939. Controlling the pitch of the propeller was a major advancement in getting the maximum performance out of any airplane engine. The Daimler Benz 601 motor went into every Messerschmitt

109 day fighter and Messerschmitt 110 heavy day and night fighter. These gear sets were probably on airplanes that shot down and killed thousands of US Airmen in their B-17s in the Eighth Air force, and thousands of British aircrew of Bomber Command in the Lancaster Bombers, shot down by Me-110 Night Fighters.

And all of this happened because GM, the perfect amoral corporation, was trying to curry favor with the Nazis running the Luftwaffe. While it is certain that the Germans would have figured something out for themselves, it is also certain that GM ironed out the path and allowed the Nazis to use their scientists and engineers and workers to develop and run other projects and build other plants that helped kill thousand of Americans, British, and Russians.

GM is like the childhood story of the three little monkeys: Hear no Evil, See no Evil, Speak no Evil. GM ignored every chance it had to learn about evil and thus assisted evil. If GM can help the Nazi war machine through deliberate ignorance, what else could they do?

Another GM executive with an active ignorance thought, in 1939, that he had been tapped to be a go between to carry messages between and negotiate with Hitler for Roosevelt. Everyone, after Munich, was of firm agreement that negotiating with the Nazis was the height of idiocy, especially after war started on September 1st, except for an incredibly ignorant and unbelieving GM executive that, like the rest of GM, was unwilling to learn.

Fast forward to today, and history is repeating itself. GM is once again supporting the funding of our enemies that are resulting in the death of US Servicemen and Women.

What Friedman stated, as iterated earlier, is the documentable, irrefutable truth. We are funding both sides in our war against Radical Islam and it is time to stop.

GM, the perfect amoral company, is, once again, unwilling to see or hear the evil that it is supporting, and it is accusing me of falsehoods for wanting to speak about it.

Following is some more information regarding Islam. Once again, this is all in the documentation already provided to GM, except for the articles noted and attached.

The information included indicates that it is possible that the granddaughters of GMs stockholders and the SEC will be treated as 2nd class sex objects having ½ or fewer the rights as any man, and needing to choose between three different levels of genital mutilation when they are eight years old, because they are Muslims, and that the grandsons, if they are Muslims, will be treating non-Muslims as Dhimmi, including their own parents, grandparents, and, if still living, great-grandparents.

The treatment of women as 2nd class citizens, revering a total virginity culture and arranged marriages that so denigrates women and any normal sexuality that it should be abhorrent to every American, that includes honor killings as part of its culture, as well genital mutilation as part of its teachings and practices is a future that no one should want for their granddaughters and great-granddaughters.

Will some of the daughters and granddaughters of GMs European and Canadian operations be publicly called whores, physically harassed, and even gang raped by Muslims that are taught with oil money that their religion justifies this action? Almost assuredly. If GM wants proof of this, then have some of its employees daughters walk through the Muslim sections of Malmo, Sweden, or Oslo, Norway, or Clousy-Sur-Bois, France on some warm spring day in a spring dress, short-sleeved shirt, and no head scarf (hijab). If GM is not willing to do this and put its treasure where its legal arguments are, then, I would suggest that GM should stop the inconsequential and racially biased arguments that it is using to block this proposal. I would not let my daughter go through any of those areas without heavily armed escorts.

France, Holland, Belgium, Sweden, Norway, Denmark, Germany, Italy, and the rest of Western Europe now have between an 8% to a 12% Muslim population. When those countries had a 2% Muslim population, they had very little trouble. Canada has about a 2% Muslim population. It will be 8 to 10% around 2025, and then Canadian Muslims will actively start practicing the same beliefs as their European brethren are, including the internal to Islamic beliefs of honor killings and Genital Mutilations. The US currently has about a 2% Muslim population. When the US will have a 10% Muslim population is harder to forecast, but around 2040 may not be pessimistic. Why would anyone believe that Muslims in modern, democratic, liberal Europe will act any differently tomorrow in modern, liberal, democratic Canada, and then in the modern, liberal, democratic United States?

There were riots by the Muslim Citizens of France in the fall of 2005. In 2006, the year after the riots, through the first 10 months, over 4,500 French Policemen have been hospitalized with injuries fighting off the Muslims destroying France. Can you imagine this happening in the suburbs of Toronto in a decade or so, or Dearborn and the other suburbs of Detroit in twenty or so years? If not, then, once again, I would urge GM to visit Clousy-Sur-Bois, go out with the Police on patrol, and experience it for yourself. The open question would be, if it can happen in modern, liberal, democratic, egalitarian France, then why would, or could, it not happen in Canada and the U.S.? On the news (Fox News) in January, 2007, the French chief of the prefecture of the police asked his government to give him Apache helicopters and the same outfit of weapons the

U.S. Marines had when they took Fallujah. This was so he could control the rioting by French citizens that are Muslims. Citizens who have a cradle to grave social system that guarantees them housing, food, education, satellite TV, computers, and many more amenities. Non-Muslim French Citizens in the same economic and similar cultural situation within France do not riot and have not rioted.

Reverting back to the Nuclear threat that our oil money funds that may incinerate the SEC at 100 F. Street N.E., al-Qaeda claimed the right to kill 4 million Americans with WMD in 2002. In 2003, al-Qaeda received a FATWA (Saudi Imam [cleric] Nazer bin Hamd al-Fahd: "The Legal Status of Using Weapons of Mass Destruction Against Infidels.") approving the right to use WMD against Americans, and in the summer of 2006, al-Qaeda warned all Muslims to leave the US, so that when (if) al-Qaeda attacks, any Muslim collateral deaths will not be laid at its doorstep.

Whether al-Qaeda has nuclear weapons or not seems to be in the realm of they most certainly have some things that once were nuclear weapons, sold to them by Muslim Chechens. John Ashcroft, as Attorney General, was concerned about both that and the reports that MS-13 would transport any person for al-Qaeda from Mexico City to anywhere in the US with their man-portable baggage, within one week, for $50,000 each as early as 2003. President Bush has spoken about this danger. Attachment R – "Al-Qaida warns Muslims: Time to get out of U.S.", covers the al-Qaeda order for all Muslims to leave the US. I have listened to Hamid Mir speak, and I have personally spoken with him. He, as the only recognized journalist, Muslim or other, to have interviewed Osama bin-Ladin after 9/11, has access to people and places that most intelligence operatives just dream about, and has corroborated the acquisition of and plans to use nuclear weapons by al-Qaeda that Paul Williams speaks about and has written about. I have also listened to and spoken to Mr. Williams and Dr. Kushner. These gentlemen are not "black helicopter" proponents and they have serious information and documentation that they bring to the table. The discussion in Attachment R – "Symposium: Al Qaeda's Nukes" elaborates upon the "American Hiroshima" knowledge that is in the public realm.

Unfortunately, due to some family members that I cannot totally ignore or avoid, I am well aware of some of the beliefs of the black helicopter crowd. It is quite a far out undocumented discussion amongst them with conspiracy theories that would do justice to the beliefs of most Middle Eastern (and American) Muslims, who overwhelmingly believe that the Jews caused 9/11, and that if it wasn't the Jews, it was the CIA. I have no more respect for them than I do for Holocaust deniers, like Ahmadinejad and Khamenei, who GM is arguing should continue to be funded.

Whether al-Qaeda is successful or not will depend on many factors. We will not know for sure until either the nukes go off or a Freedom Of Information

Request many years from now uncovers how DHS stopped the plot. If there is anything we should have learned from the first twin towers bombing in 1993, it is that the dots are there, they are not necessarily obvious, and we need to connect them and take al-Qaeda's pronouncements seriously. From our experiences with the African Embassy bombings, 9/11, the Madrid bombings, the London bombings, the foiled Bojinka plot, and the foiled plot to destroy airliners in flight over the Atlantic last summer, we have learned that al-Qaeda likes to perform acts of destruction in multiples for greater impact. In addition, from the foiled Bojinka plot and the failed 1st attempt to sink a US warship that almost succeeded the second time when the USS Cole was successfully attacked by a suicide boat, what we have learned is that al-Qaeda will try, try, try, again until it succeeds. Whether al-Qaeda has one weapon or seven, and whether it succeeds or not, the funding for al-Qaeda still comes, primarily, from Saudi Arabia. The funding for the A.Q. Khan Network is less obvious, but Saudi fingerprints are all over the Sunni Nuclear Bomb that Pakistan has, and the A.Q. Khan network was exporting to terrorist Sunni states globally. We may never know the extent of Saudi Arabian financing of the Pakistani Nuclear Program, but to deny their financial involvement is the height of folly. Our purchases of oil from Saudi Arabia has funded them. Poppies are great. Oil is better.

That the USA has to spend a great deal of our time and treasure to fend off such threats is obvious. If it wasn't for buying oil from these heinous states, whatever programs they have would be seriously degraded, if not totally disabled for lack of funding.

Even though the US is legally not allowed to buy oil from Iran, the way oil is globally commingled and the fact that GM is a Global Company with a Strategic Impact on both the US and the World, means that oil is funding Iran's nuclear program. If Iran succeeds, and if they do eradicate Israel, as the leaders of Iran have stated is their goal, from the Grand Ayatollah Khomeini to President Ahmadinejad to the current Grand Ayatollah Khamenei, then there will be a need to make a plaque to put up at the 2nd Holocaust Museum, stating how our oil addiction supported the funding of the Iranian Nuclear Bomb Program and this 2nd Holocaust of over 5 million Jews. The attached article "Iran's Obsession with the Jews", covers the Iranian hatred of the Jews and the reasoning for the holocaust denial mindset of the Iranian leadership (Att. I-noted previously)

In the documentation is knowledge regarding the connection between Islam and the Nazis, which is solid and substantial. The history of Haj Amin al-Husseini, the Grand Mufti of Jerusalem, who Adolf Eichmann said was his "good friend", is documented and undeniable. The knowledge that the teachings of Islam, the Ideology of Islam contain as much or more hatred for Jews than the Nazis did, and has had for 1385 years, is included. The knowledge that Islam teaches the hatred of Christians is as bad as or worse that what the Nazis taught about "untermenschen" is expanded upon in the documentation. The absolute detestation for polytheists, which led to the Hindu Holocaust, is elaborated upon.

This will prey upon those in America, as well as Europe and Canada, that call themselves Animists, Atheists, Agnostics, and anyone else of any other belief system.

There are peaceful passages in *Mein Kampf,* just as there are in the Holy Qur'an. There are neutral passages in *Mein Kampf*, just as there are in the Holy Qur'an. The Holy Qur'an has an internal global Engineering Change System that supercedes, or abrogates, by the principle of Naskh, as initiated in Sura 2:106, almost all of the peaceful passages. The peaceful passages are rendered null and void, as if they never existed. Do any of us care that Hitler liked dogs and children, and was kind towards women? The Prophet Muhammad said never to enter a house that had a dog or a jew in it, so what Muhammad liked was only other Muslims, especially since he had women and children assassinated ala Tony Soprano.

In the knowledge included is that the 300 million Muslims of the Middle East have the total economy, w/o oil, of Norway, a country of 4 million. With oil money counted, the 300 million Muslims have an economy about that of Holland and Belgium combined, which are countries with a combined population of 30 million people. Muslims can replace others for a while, but as the Muslim population becomes a majority, there are fewer and fewer non-Muslims to keep the economy growing, for the concept of predestination, which Muslims state as Inshallah, renders the Muslim population incapable of capitalistic efforts. There are always individual exceptions, but the rule stands as valid. Turkey, as the most advanced, w/o oil, Muslim state, only has a per capita annual income of about $2,500.

With the knowledge in the documentation, GM should be able to discuss how it is going to lose its investments in Europe as the IslamoNazis take over. GM also needs to discuss how it is going to lose its investments in Canada, as Eastern, Central East, and the Far West of Canada will be overrun first, which will include all of the plants in Ontario, Quebec, and the eastern provinces. Any Investment in Russia will be toast. Any investment in Poland and Eastern Europe will be crushed in the same manner as Poland, the Balkans, Bessarabia, etc. were crushed and taken over by Nazi Germany and Stalinist Russia in 1939. The attached article, "The Apocalyptic Jackpot", covers some more of the details of Russia becoming an Islamist country (Att. R). Imagine Russia ruled by Chechens like the killers that took over the school in Beslan and killed over 100 schoolchildren in cold blood. Why would anyone believe that when the Chechen Muslims do overrun Russia, killers like these will not be the leaders? Imagine them with Russia's nuclear arsenal and delivery system at their fingertips. The Chechens fighting against Russia have been allied with al-Qaeda for about 10 years now, and are good enough partners that the Chechens had no conscience pangs when they sold ex-Russian suitcase nukes, even non-functional ones, to al-Qaeda. They were in good enough shape that they can, with the right knowledge and materials, be made back into functional weapons. Our oil money, through al-Qaeda, is supporting these Chechen killers.

When Russia, France, and Britain are dominated by Muslims, what will keep an Ahmadinejad, or an Osama bin-Ladin, or an Abdel Rahman, or a Hussein, from taking over and using their Nuclear Weapons? Certainly not the vanishing "moderate" Muslims that are being swamped by the hatred Saudi Arabia and Iran are teaching with our oil money.

As Mark Steyn states in the 12FEB2007 edition of "National Review" (Att. K, noted previously), in the article "Tea for Terrorists", "Imagine the Second World War with St. Adolf's Parish Church on every English village green, or the Cold War with a Soviet Orthodox Church in every midsized town in all 50 States." Mr. Steyn is understating the extent of the problem. The article, "Islamic Supremacism in Britain" by Robert Spencer, (Att. L, noted previously) elaborates on some of what was videotaped of what was being preached inside a renowned "moderate" Mosque in England, and how no Muslims or Muslim organizations have spoken out against the horrid preachings that were recorded.

E. D .Hill hosted a special on FOX news that showed the Islamofascist own film of suicide bombing, rap videos showing the deaths of American Soldiers, heinous hatred preaching inside Mosques, and more Muslim children being taught hatred even when they are only 4, 5, 6, years old. Ms. Hill spoke to a moderate Muslim Imam, Fiesel Abdul Rauf, towards the end of the show, and she stated that FOX news could only find one (ONE!) Muslim in England to speak out against the July 7th Bombers shortly after the bombing. The Imam said that peaceful Muslims were afraid to speak out. That is a fear society, and it exists not only in England, but also in the United States today.

Included is the DVD "Obsession" (Attachment S). This one hour documentary feature the words of the Islamofascists themselves, and shows how they are teaching their children to wage Jihad against the people they are demonizing, which are you and me, in a similar manner to the Nazis and the Hitler Youth program. The point the documentary misses is that Muslims have been teaching Jihad and demonization of Christians and Jews and polytheists to their youth throughout history. Hitler had nothing to teach the Islamofascists except a little bit about organization and efficiency. Our oil money has ratcheted up the quantity of the teaching, and the weapons they will be able to use when they are through with school.

Included is the DVD "What the West Needs to Know" (Attachment T), which includes some of the basic precepts and teachings of Islam from the Holy Quran and the Hadith and Muhammad, only presented in a different and somewhat more concentrated manner than the written documents I have included which essentially cover the same information.

Islam is a religion that cannot stand to have the light of day shone on its basic documents, beliefs and preachings. For example, the Prophet Muhammad is held up to be the most perfect human being, the man that every Muslim should try to emulate. Muhammad led his troops in about 84 battles and caravan raids, actually fighting in about a dozen. He had nine men, women, and children assassinated ala Tony Soprano, including one assassination for which Muhammad praised the assassin for killing the pregnant woman and her third trimester child with one knife stroke through the woman's pregnancy bloated belly. He destroyed three Jewish tribes simply because they did not want to convert to Islam and verbally opposed him, and personally cut off the heads of between 600 and 900 Jewish men of one of the tribes. Recently, the Grand Mufti of Egypt, in an open letter, asked why anyone was surprised and disappointed at the beheadings in Iraq, since the Iraqi "freedom fighters" were just following the personal example of the Prophet Muhammad and beheading infidels.

Muhammad married his youngest wife when she was six, and consummated the marriage when she was nine. Iran has recently lowered the age of marriage for women from fourteen to nine.

Included in the information is my experience at the local Mosque program regarding the Prophet Muhammad, shortly after the Muhammad Cartoon publication by a Danish Newspaper was propagandized globally. In it, they taught the first 12 years of Muhammad's time as a Prophet, and left out the last 10 years, which were the Medina years when he turned into a warlord and a heinous human being. When asked why, they said they ran out of time. In a two hour presentation, they used about 20 minutes for the first 12 years, and then stated that he just died. The rest of the time was a Q&A session. The calendar for Islam starts in the year of the hegira, or the move from Mecca to Medina in 622AD. It is the events after the move that are the fount of Islam. Why are they so ashamed of their Prophet that they do not want anyone to know who he was, what he preached, and what he did in Medina? The Imams running the program knew all about Muhammad, they just did not want any of the non-Muslims to know about him.

Just imagine, if you went to a Christian Church to learn about the life of Jesus for the first time, and they stopped before the Sermon on the Mount and just said that Jesus then died. What would you really know about Christianity, its Prophet, and its preachings, beliefs, and message? Next to nothing. That is essentially what the Meet the Prophet Muhammad program did to us in Flint.

In that same session, I asked the Imam, if he would defend my right to criticize Muhammad, just as I would defend unto death his right to lie about Muhammad: he said "No". Literally. He actually said "No". It's nice to have an American citizen deny your freedom of speech publicly and have no one, except me, out of a crowd of over 200 people, criticize him for denying my Constitutional right. This was one week after the Imam at the other local Mosque publicly stated that anyone who criticized the Prophet Muhammad should be punished with death[9]. No one, except I and Debbie Schlussel (columnist), in the city of Flint, the State of Michigan, or the USA, criticized the Imam for that statement. I wrote to every legislator locally, at the State Level, and at the Federal Level, and no-one said anything. If that is what this country has come to, that death threats can be blatantly thrown about by one group, then it is a sorry state of affairs. How long will it be until a Pim Fortuyn or a Theo Van Gogh is murdered in the USA for speaking their opinion about Islam? Especially since I have written op-eds to the Flint Journal, which the Journal published, which did criticize, validly and factually, the Prophet Muhammad. How long before some young Muslim hothead gets it in his head to have a shot at me, with exhortations like those from Imam Abdul-Malik ringing in his head? Or is it better that I cower and let these Islamofascists in Flint take away my US Constitutional rights? And yours?

If a Christian Father, Priest, Pastor, or Reverend had said that anyone who criticized Jesus should be punished with death, that person would have been crucified, and justifiably so, in the press. They would have lost their job and been ostracized. Imam Abdul-Malik is still the Imam at the same Mosque, even after CAIR became involved and tried to deny that the whole "death" thing ever happened. Stalin would be proud. We only allow Muslims to get away with this.

If you know enough, you can go to your local US Mosque, have the Imam lie to you for an hour or two, and then read the pamphlets in the back, knowing that each pamphlet is either an outright lie or omits over one-half of the teachings and/or history of Islam, or the Holy Qur'an, or the life of Muhammad it is claiming to address.

Every heinous teaching and act and law that exists in the Middle East is being transplanted into Europe and Canada, and many of the same are becoming endemic here in the US.

GM needs to seriously look within itself and review the documentation I have supplied to them. GM can buy its own copies of the Holy Qu'ran, the Hadith by Bukhari and Moslem, and the Sira by Ishaq, as I have stated which translation I have used in each article, and double check the quotes for accuracy. I will be happy to own up to any typos and errors, as I typed each Sura in, longhand, and know that I quoted it and typed it accurately.

The point needs to be emphasized that GM is an American Corporation, not an amoral global corporation in a world with no dangers for the US. As an amoral corporation, if GM had driven every tank from its Grand Blanc Tank Plant, one every ten minutes, directly to Hitler's Wehrmacht, because Hitler was paying a higher price than the US Government was paying, then GM would not have done more damage to the US in 1944 than what it is doing today by continuing to build vehicles that get horrendously poor mileage that require the US, and the world, to buy oil, pay them money, to try to destroy us from the inside out as well as from the outside in.

The documentation regarding how our great-granddaughters may very well be treated so horridly, as is occurring in Europe now, is in the documentation that GM is so keen to ignore.

The documentation regarding how our great-grandsons may very well be treated is in the documentation that GM is so keen to ignore.

The grandsons of GM employees, the stockholders of GM, the SEC, and the US in general, on a business trip to Europe or Canada, may ask a young lady they meet to have a cup of coffee with them. They will then be arrested by the religious police, for it is illegal for a Christian or non-Muslim man to associate with a Muslim woman unless the woman is in the company of a Muslim male relative (husband, brother, father, teen-age son, cousin, etc.) Any GM employee can go to the West Bank or Egypt (not even Saudi Arabia) and try this on for size, and find out how many years of serious jail time await them. Genital Mutilation (female circumcision) of young Muslim Women has made it to Europe. As the Muslims gain in numbers and power, so will every other custom. This documentation is in Bruce Bawers book, listed in the bibliography, and in the included documentation.

The greater Jihad, the inner struggle, is a very weak Hadith that is denigrated, not accepted as valid, and is essentially unknown in the Middle East and has only become known within the last century in the Western World to fool us into thinking Jihad is anything other than Holy War, for that is all that Jihad is. That is another example of how the "moderates" lie to us to fool us on a continuing and ongoing basis. Jihad, Holy War, almost became the sixth pillar of Islam, after the current five .{1- The Testimony of Faith (Shahadah), 2 - Ritual Prayer (Salat), 3 - Obligatory (religious) almsgiving (Zakat), 4 – Fasting (Sawm), and 5 - The Pilgrimage to Mecca (Hajj)}.

The Saudi Arabian flag, which was adopted in 1973, states the Shahadah on it above the crossed swords. The Shahadah is "There is no God but Allah, and Muhammad is his Prophet". The swords are to depict how Islam is spread and proselytised. The Islamic Heaven is shaded by crossed swords.

Osama bin-Ladin has made many statements and several Fatwas. He is always decried as not representing Islam, or perverting the religion, or representing a very small minority of Muslims, or of hijacking the religion. Osama is the single most popular person in the Muslim world, with over 60% stating he is their number one person to look up to. There has not been one refutation of what Osama has said, by anyone, Muslim or otherwise, American Muslim or otherwise, line by line, Qur'anic quote by Qur'anic quote, Hadith by Hadith, Sira by Sira. The reason no one has done so is that to do so would be to deny what is stated in the Holy Qu'ran, Hadith, Sunna, and Sira. To tear Osama apart, line by line, would be to refute the basic documents and tenets of Islam.

The Fatwa against terrorism issued by American Muslims, which you can read about extensively on the CD *Islam-Beliefs and Impact*, is a highly suspect document. At best, it only decries any violence against "innocent" Muslims by the terrorists.

The history of Islam is to conquer some non-Islamic lands, bleed the non-Islamic population dry of ideas and wealth, until, eventually, they will convert to Islam to get out from underneath the yoke and threat of beheading. Then the economy will go backwards until some new lands are conquered and the non-Muslims are bled of wealth and ideas again. During the last 350 years Islam had retrenched into irrelevance until, with the help of oil money and ignorance, they were invited into Europe and North America. Now, demographically, at first, they will take over, bleed the non-Muslim population that remains dry, use up their wealth and weapons and ideas until they run out, and then conquer some other land. GM won't sell many vehicles to a Europe with an average income of around $1,500, or a Canada of around $2,000.

On 9/11 Muslim-American citizens in the junior high and high schools in Dearborn, Michigan, and in Northern Virginia pumped their fists into the air, high-fived each other, and strutted around stating what a glorious day it was. If this is what fully assimilated Muslims are like, then what are the ones like that go to the Maddrasses where only Muslims go, such as the New Horizons School in California, or the Maddrassa in Flint, where teaching that the Jews caused 9/11 is standard fare?

Does GM want to lose its European and Canadian businesses? Does GM want to lose first its customer base, and then its work force, as they all move away or die, and the Muslims that replace them will have no money and no skills. Europeans are now starting to move away from those areas with high concentrations of Muslims. The best outcome for Europe is Bosnia-Herzegovina. The probable outcome is Lebanon or Syria.

Does GM want the sons and grandsons of its European employees to be bullied, harassed, and demeaned on a continuous and ongoing basis throughout their lives? Malmo, Sweden's third largest city, is about 40% Muslim. The school system is 95% Muslim. Everyone else has moved their kids to other schools to avoid the harassment, or bullying, that was somewhat different depending upon sex, of all kinds that was being laid upon their kids constantly.

Does GM want the great granddaughters of its US employees, stockholders, the SEC, and all US non-Muslim Citizens to be denigrated as described above? Does GM want the great grandsons of its US Employees, stockholder, the SEC, and all US non-Muslim Citizens to be denigrated as described above?

The above actions won't happen to everyone, but they will happen to far too many if this country and the world keep on as they have for the last six, fifteen, or actually fifty-one years.

If we stop buying oil from these heinous countries today, that does not guarantee that we will not still have enormous problems. However, the longer we support the funding of the teaching of hatred, the greater the problems will be, and the harder it will be to counteract them, until, one day, it will be too late. It may be too late anyway. It may not matter. But, to give up the fight, to leave the arena, to play the part of Neville Chamberlain, is not acceptable. We are at war in the war of our, our children's, our grandchildren's, and our great-grandchildren's lives. This will affect them far more than us. We need to start them on the winning path, rather than desert the battle and leave the entire war in our children's laps.

To state that we cannot lose this war would be just as foolish as to state that we absolutely will lose this war. Reality is somewhere in the middle, and exactly as to what percentage of probability it is assigned is relatively meaningless. If there is indeed any chance of the US losing this war, then we need to be doing everything we can to ensure that does not happen, and that includes GM implementing my proposal.

I hope that the SEC is reviewing the information I have provided, and am providing with this rebuttal. Knowledge allows correct decisions to be made. Ignorance is an excuse no person should have on a subject this important.

Once Again, I request that the SEC fine GM the maximum allowable by law if they do not consider my proposal, and if then they do not place it in their proxy material for consideration by all stockholders if they do not adopt it.

Regards,

____

Fredrick P. Wilson

(1) Interview by Amy Goodman 07JUN2006 "Thomas Friedman on Petropolitics", Iraq, Israel-Palestine and the 'Excuse Makers'")
http://members.aol.com/gopbias/Petropolitics.html
(2) The Weekly Standard, 3/05/07, Volume 12, Issue 24 "Valentine's Day in Saudi Arabia" by Stephen Schwartz & Irfan al-Alawi
(3) Benjamin Netanyahu, former Israeli Prime Minister, FOX News, "Your World"

hosted by Neill Cavuto, 09MAR2007

(4) *IRAN, HIZBULLAH, HAMAS AND THE GLOBAL JIHAD*, edited by Daniel Diker, published 2007

(5) "the weekly Standard", 12MAR, 2007 – "Reader of the Free World – A literary luncheon with the president" by Irwin M. Stelzer

(6) NewsMax.com, Friday, 23FEB2007 – "Lieberman Warns Democrats: I May Join GOP"

(7) The River War, first edition, Vol. II, pages 248 50 (London: Longmans, Green & Co., 1899).

(8) "Unsigned essays dealing with the Russo-Turkish War, and on Greece, written while JQA was in retirement, before his election to Congress in 1830" [Chapters X-XIV (pp. 267-402) in *The American Annual Register for 1827-28-29*. New York, 1830.] as stated in Front Page Magazine, "John Quincy Adams Knew Jihad" by Andrew G. Bostom – 29SEP2004

(9) "Area Muslims offer historical lesson about Muhammad", by George Jaksa – the Flint Journal, page A3, 20FEB2006

ATT: A) Stockholder Proposal for 2008 by F. P. Wilson (SEC only, previously supplied to GM) — 1 page

B) *America Alone* – by Mark Steyn (SEC only, previously supplied to GM)

C) CD book AMERABIA, ontaining three CDs, AMERABIA, ISLAM – BELIEFS AND IMPACT and ISLAM UNDRESSED by Vernon Richards (SEC only; previously supplied to GM)

D and E, hard copies of ATT C, supplied to GM, currently unavailable to the SEC except through the copy already supplied.

F) Letter to GM (Ms. Larin) dated 21JAN07 to more fully explain the reason for my proposal and to provide the documentation to support my proposal.

G) Letter to SEC from GM (Ms. Larin) dated 05FEB2007

H) "Unveiled Women and'Uncovered Meat'" by Robert Spencer, Human Events – 02NOV2006 — 2 pages

I) "Iran's Obsession with the Jews", by Matthias Kuntzel, "The Weekly Standard" - 19FEB2007 — 8 pages

J) "Europe's Iran Problem" by Daniel Johnson, "The Weekly Standard", 26FEB2007 — 2 pages

K) "Tea for Terrorists" – by Mark Steyn – *National Review* 12JAN2007 — 3 pages

L) "Islamic Supremacism in Britain" – by Robert Spencer JihadWatch.com – 26JAN2007 — 2 pages

M) "Reading and Writing and Ramadan" – by Irfan al-Alawi & Stephen Schwartz - the weekly Standard – 12MAR2007 — 6 pages

N) "Their No-State Solution" – by Mark Steyn – National Review 19MAR2007 edition — 2 pages

O) "Life Is Not a Bumper Sticker" by Mark Steyn – National Review 05MAR07 3 pages
P) "Al-Qaida warns Muslims: Time to get out of U. S." from Worldnetdaily.com - 17SEP2006 3 pages
Q) "Symposium: Al Qaeda's Nukes" by Jamie Glazov, FPM - 27OCT2006 15 pages
R) "The Apocalyptic Jackpot" – by Mark Steyn – *National Review* - 31DEC2006 3 pages
S) DVD "Obsession" – from www.obsessionthemovie.com Running time – approximately 1 hour
T) DVD "Islam: What the West Needs to Know" from Quixotic Media, LLC – running time approximately 98 minutes

CC: W/Att. H through T — Mr. Richard Wagoner, CEO and Chairman, GM corp.

CC: W/Att. H through T — Ms. Anne T. Larin – Attorney and Assistant Secretary

ATT. A

IMPROVE NEW VEHICLE FUEL ECONOMY TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED GLOBALLY AND IN AMERICA BY SAUDI ARABIA

Whereas: Saudi Arabia, which is married to the Wahhabi Sect of Islam, is teaching hatred of Americans, democracy, Christians, and Jews, the denigration of women, and armied Jihad with written material in American mosques, madrasses, and Islamic centers. The report is at: www.freedomhouse.org/religion. The Saudi's have been spending $4 Billion/year for 33 years ($132Billion) to build mosques, madrasses and Islamic centers in the US and globally. Since Saudi Arabia is preaching hatred of us in America, then the hatred being preached in Canada, Europe, the Middle East, North Africa, and Central and SE Asia must also be hatred for Americans, Europeans, democracy, Christians and Jews. Some members of the Saudi royal family, some charities run by Saudi mosques, and some private Saudi individuals are still funding Hamas, the Intifada and al-Qaeda, and the insurgency in IRAQ with our oil money.

Whereas: Saudi Arabia is not our friend or ally, and has not been since at least 1973. They will not change as long as they follow the radical teachings of al-Wahhab and Islam. They declared war against the US in 1973, quietly, under the table, and behind our backs.

Whereas: Sheikh Kabbani reported to the State Dep't. in '99 that 80% of the mosques in the US were preaching Wahhabism. US Rep. Paul King of NY stated in Feb. '04 that 85% are preaching Wahhabism. An example is "The apes are Jews, the people of the Sabbath; while the swine are the Christians, the infidels of the communion of Jesus." Most of the balance are teaching radical Shiism, as espoused by Iran.

Whereas: All of Western Europe, including England, will be, demographically at first, violently later, overrun by Islamists well before 2100, as will Russia and Canada. Holland and France may be overrun by 2030. They will be "an Islamist threat like the Nazis" to Eastern Europe and America, only Russia, England, and Canada will be on the Islamofascists side. Shortly after Islam rules Europe, Canada, and Russia, they may start a shooting war with the US, and we will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists. The Hezbollah activists in Dearbornistan may join with them.

Whereas: It is possible for the US to lose the war against radical Islam, or at least be devastated by European nukes and homicide bombers from Canada. It is vital that the US stop buying oil from the Middle East immediately.

Resolved: that the shareholders request GM's Board to direct its Compensation Committee to institute an executive compensation program that tracks progress in improving the fuel economy of the company's new light truck and passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting.

F. P. Wilson 11/27/06

"The arrogance of Mark Steyn knows no bounds."
—Prince Turki al-Faisal,
Saudi Ambassador to the United States

ATT. B

New York Times BESTSELLER

AMERICA ALONE

THE END OF THE WORLD AS WE KNOW IT



MARK STEYN

Praise for AMERICA ALONE

"Mark Steyn is a human sandblaster. His new book provides a powerful, abrasive, high-velocity assault on encrusted layers of sugarcoating and whitewash over the threat of Islamic imperialism. Do we in the West have the will to prevail? Steyn strips away intellectual rust and PC rot to uncover the writing on the wall. *America Alone* will open your eyes. You can't afford to look away."

—**Michelle Malkin**, *New York Times* bestselling author of *Unhinged*

"Mark Steyn is the funniest writer now living. But don't be distracted by the brilliance of his jokes. They are the neon lights advertising a profound and sad insight: America is almost alone in resisting both the suicide of the West and the suicide bombing of radical Islamism. Our best chance of survival is that Mr. Steyn has done our thinking for us—and made it entertaining. Laugh? I thought I'd die."

—**John O'Sullivan**, editor at large, *National Review*, and author of *The President, the Pope, and the Prime Minister*

"Mark Steyn is the world's sharpest and wittiest observer of Islamist fascism, and *America Alone* is as funny as it is deadly serious, as uncompromising as the truth always is, and as timely as news of the latest terror attack. Steyn has looked deep into our new century and sees demographic forces and a 'societal Stockholm Syndrome' that threaten to push the globe into a new Dark Age. Buy this book."

—**Hugh Hewitt**, *national radio talk-show host* and author most recently of *Painting the Map Red*

"If Western Civilization ends not with a bang but a whimper, the fault will not be Mark Steyn's. In *America Alone* Steyn's acerbic wit and relentless pursuit of politically incorrect truths show how Islam is gradually conquering the West by reverse assimilation, aided and abetted by global-warming ecochondriacs, craven multiculturalists, and self-detonating Islamists of the Muslim baby boom. In 2525, as some Eurabian scholar throws the last copy of this book into the fire, he will think to himself, 'It would have been much different if they had listened.'"

—**Jed Babbin**, author of *Inside the Asylum* and co-author of *Showdown*


AMERICA ALONE
MARK STEYN

A MAIN SELECTION OF THE CONSERVATIVE BOOK CLUB

ISBN 0-89526-078-6


52795

ATT. C

AMERABIA



THE UNITED STATES OF AMERICA
CAN
AND PROBABLY WILL
LOSE
THE WAR
AGAINST RADICAL ISLAM

UNLESS WE DO NOW
WHAT WE NEED TO DO
TO NOT ONLY STOP LOSING,
BUT TO WIN

EDITED BY: FREDRICK P. WILSON

AMERABIA



**THE UNITED STATES OF AMERICA
CAN AND PROBABLY WILL LOSE
THE WAR AGAINST RADICAL ISLAM**

**WHAT WE NEED TO DO
TO NOT ONLY STOP LOSING,
BUT TO WIN**

EDITED BY: FREDRICK P. WILSON

As noted on the back of the companion book, *ISLAM - BELIEFS and IMACT*, the author has studied Islam extensively since 9/11, and is now comfortable that he has spent more time and energy studying Islam and all aspects of it than for both his Bachelors and Masters degrees, and has achieved an understanding of the subject that exceeds that at a Masters Degree level. It is with that level of study, analysis, contemplation, dialogue, discussion, and debate that the title of *AMERABIA* is chosen and is apt for this collection.

This compilation of documents and articles, *AMERABIA*, along with the companion volume, *ISLAM - BELIEFS and IMPACT*, paint a picture that is historically accurate, properly quoted, and sufficiently complete to fully justify the title and the belief in it as the most likely future for the United States. Slow moving events, both here and abroad, are slowly tipping the scales of time against this nation and the precepts upon which she was founded, and under which she has prospered for 230 years.

In this volume there is documentation about how and what Islam taught the Nazis and their complicity with the inception and implementation of the final solution. There are quotes from the Holy Qur'an, the Prophet Muhammad, and the early historians and biographers that will bring forth a side of Islam, it's Prophet, and its teachings that are entirely contrary to what Muslims state publicly, except for the Islamofascists themselves, such as al-Zawahiri and Osama. Included is an extensive collection of articles discussing Jihad, as in the "lesser" Jihad, Holy War, and how it is a major part of the precepts of Islam, promoted and practiced by the Prophet Muhammad, and has been the unrelenting reality of Islams interface with all others starting in 622AD, the year of the birth of Islam following the hegira, and for the 1384 years following that through to today.

With the demographic probability that all of Europe, including England, Russia, Canada, and perhaps even Australia will succumb to radical Islam before the end of this century, plus with the hatred being taught internally by Saudi Arabia using our own oil money that has radicalized and will continue to radicalize our own Muslims, along with Hamas and Hezbollah and the Wahhabi Sect groups such as CAIR dominating American Muslims, the United States and our own beliefs in our culture as being worthwhile and worth defending will be challenged in the upcoming parts of this century as no one imagined even a very few years ago.

ATT. F

January 21, 2007

Fredrick P. Wilson
1305 Rollins St.
Grand Blanc, MI 48439
Cell PH: (810) 423-4957
Eve PH: (810) 694-6628
E-mail: Shinano01@aol.com

Ms. Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation Legal Staff
General Motors Corporation
MailCode 482-C38-D24
300 Renaissance Center
Detroit, MI 48265-3000

ATTN: Ms. Anne T. Larin
Counsel
Office of the General Counsel

REF: Documentation to substantiate my Stockholder Proposal (Att. A)

Dear Ms. Larin,

It is perhaps unlikely that in 500 words my proposal can convince the Board of Directors of GM to implement my proposal or for all the stockholders to vote in favor of it, for it took me over 5 years and over 5,000 hours of study to arrive at the knowledge and beliefs that I have to even submit my proposal. It is my desire that the Board of General Motors will consider, and then implement my proposal. Printing it in the 2008 Proxy statement for consideration by all GM stockholders is the only reasonable thing to do if the Board rejects this proposal.

The facts stated and the documents presented in support of my proposal are indisputable, and the opinions have facts, extensive documentation, and logic behind them. I do not state what I have stated lightly, without a great deal of study and analysis, and without submitting my thoughts to others more knowledgeable in this subject area than I for review and criticism and/or approval.

You have seen a very few of the documents included herein in our correspondence last year. If it was authored by me or edited by me, then it has been updated with additional information and should be re-read. I can bring you to knowledge. I cannot make you, or any one else, learn.

Oil money is funding Iran's nuclear program, even if the US isn't formally allowed to buy oil from Iran, and Saudi Arabia is teaching hatred of us globally as well as in the USA, also funded by oil. Every bullet fired at our troops in Iraq and Afghanistan and every IED that kills and maims our troops should have a little GM logo on it, for that is also what our oil money is being used for – to maim and kill American soldiers. It is not GM's fault that the oil is in the Middle East and under the territory of some of the most heinous regimes with the most heinous ideology as the belief set of the rulers and populace of those countries, but, with GM knowing that, per the documentation supplied last year, then there should be no reason to act other than as my proposal promotes. There are many additional items that need to occur that are not within the authority, responsibility, and capability of General Motors, and I have not asked GM to perform any of those other actions: solely that which is within its power to do.

Attachment B is the book, *America Alone – The End of the World as We Know It* by Mark Steyn. Mr. Steyn covers the demographics that are going to turn all of Western Europe, including England, Russia, Canada, and large swaths of South America, and perhaps even Australia, into Islamist majority countries. The demographic data Mr. Steyn uses and quotes can be verified on the various countries websites. If anyone can acquire some substantively different data than Mr. Steyn uses, as I tried and was unable to, I would hope that that person or organization would contact Mr. Steyn as well as include that data in any refutation of my proposal. The open question is whether the United States, as the only remaining nation in the world based on Western Civilization, with the possible, just possible exception of Australia, can survive and continue to survive and thrive. My belief is that we may very well not, especially if we don't start doing some of the right things, very soon.

The best outcome for Europe, England, Russia, and Canada is that they become the Balkans; Bosnia-Herzegovina, for example, and the more likely outcome is that they become Lebanon or Iraq. GM will not sell many cars to Europeans and Canadians whose average annual income will be, at best, a thousand dollars or two or so.

Attachment C is the E-book *AMERABIA*. It includes the CD *AMERABIA*, the CD *ISLAM – BELIEFS AND IMPACT*, and the CD *ISLAM UNDRESSED* (by Vernon Richards). The bibliography on the CD *AMERABIA* is the most up-to date, with a few additions from the printed bibliography included.

Attachment D is the three ring binder book *AMERABIA*.

Attachment E is the three ring binder book *ISLAM – BELIEFS AND IMPACT*.

The CD and three ring binder book *AMERABIA* should be the same, just presented in different formats, except for some additions to the E-book bibliography. The CD and the three ring binder book *ISLAM – BELIEFS AND IMPACT* should be the some, just presented in different formats. The bibliographies for both books are similar, just the *AMERABIA* CD is the most up-to-date. There is some slight duplication of articles between *AMERABIA* and *ISLAM*. Each was, and still is, intended to be a stand-alone book, although they also do complement each other. A couple of chapters from the CD *ISLAM UNDRESSED* are used in *AMERABIA*. I do not have print copies of the total book, *ISLAM UNDRESSED*, but it does substantiate, by another author, many the articles and much of the knowledge in my two books, plus it elaborates in some directions that I did not pursue in the information provided.

The two books, *ISLAM UNDRESSED*, and the sum total of the knowledge in the books in the bibliographies, especially including the Holy Qur'an and the Hadith and Histories, is the opening submission of the knowledge that every American should have to be able to formulate an informed opinion of Islam and thence to support my proposal. There is additional information in a less organized manner I can submit if GM so desires. The documentation included is the knowledge that the Board of Directors of General Motors needs to have so that they can make informed decisions regarding the future of GM, and perhaps of America.

The purported lesson from the Nazis and WW II is that we should pay attention whenever someone says they hate us and they want to do harm to us. We should do the items that are needed to ensure that no harm can come to us and the message of hatred is not spread.

After WWII, everyone looked back and wondered how it could have happened. The text authored by Hitler, *Mein Kampf*, was openly and publicly available. The speeches that Hitler and the other Nazis made were readily and publicly available. Other writings by Nazis were readily and publicly available. The hatred of Jews and Untermenschen and the favoritism for "Aryans" was endemic in everything the Nazis wrote, said and did and was readily displayed. Knowledge of the actual acts and deeds of the Nazis after they came to power were readily and publicly available. So very, very few took note, and did or said anything. So very, very few believed that the threat was real. They were ridiculed and harassed, until it was either too late for some, or almost too late for others. Only after WWII was started, did some slight knowledge begin. Even then, it was only after the death camps were opened that the full horror of the Nazis implementation of their publicly held beliefs was there enough knowledge for one and all to finally understand and believe in the evil. At the height of WWII, only about 15% of the German population was in the military. Very few were involved with the final solution, which is the seminal Genocide of the 20th Century. There are peaceful Nazis in Toledo and Chicago. Does that mean that the ideology of Nazism is one of peace and love? Does that mean that the ideology of Nazism is one to not be demeaned and to be treated with other than contempt?

"Kill the unbelievers wherever you find them…" is the opening statement for Sura 9.5 of the Holy Qur'an, the final and concluding chapter of the final and perfect revelation of the actual word of God (Allah) to all Mankind.

The Christian Bible and the Jewish Old Testament are just copies of the Holy Qur'an that Allah had given to mankind previously, but that had become corrupted by human beings over the years. The Holy Qur'an supersedes, in Islam's belief system, the Holy Bible, both Old and New Testaments.

The hatred that is exposed in the FreedomHouse report, all 90 pages of it, is directly traceable back to its sources; the Holy Quran and the Hadith (the statements and actions of Allah's Prophet, Muhammad and even some of the rightful Caliphs).

The hatred that Allah states in the Holy Qur'an for Jews, Christians, polytheists, and all non-Muslims is palpable and endemic. Allah states, in the Holy Quran in Sura 9:30, that Jews and Christians are also polytheists and are to be treated horridly. Jihad (Holy War to promote Islam) is formally promoted by Allah in the Holy Qur'an, only by using other words, like fight. Jihadists state that using fighting and violence to spread Islam is stated 147 times in the Holy Qur'an. I have never bothered to count, but it is stated a lot. Allah's prophet, Muhammad, spoke and practiced hatred and contempt for Jews, Christians, polytheists, and all non-Muslims endemically as espoused in the Hadith, and the Histories, Traditions, and Laws of Islam. Why should we not believe the hatred that Allah and His Prophet Muhammad state for Christians, Jews, and all non-Muslims and act to ensure their commandments do not harm us and also act to diminish the spread of their hate filled teachings and statements?

Allah's Prophet, Muhammad, in his farewell address to his troops in 632AD, stated, "I was ordered to fight all men until they say 'There is no god but Allah.'" There have been 1385 years of unrelenting Jihad by Muslims against Jews, Christians, and all non-Muslims. In Muhammad's time, they yelled "Allahu Akbar" (God is Great) going into battle or when beheading Jews (Muhammad personally beheaded between 600 and 900 Jews). Muslims have yelled "Allahu Akbar" throughout history, including in the cockpits on 9/11 and in videos of beheadings from Iraq. There have been terrorists throughout all 1385 years, but often they rode horses and used swords to kill and terrorize non-Muslims, just like the Janjaweed are doing in the Sudan in Darfur today, only without AK47's for the first 1320 years. The first 150 years of Islamic expansion are directly comparable to the first 150 years of expansion and conquest by Genghis Khan and the Mongols for the amount of territory conquered, cities sacked, and people slaughtered. Islam is the single bloodiest ideology that has ever stalked this Earth, with over 130 million non-Muslims slaughtered and another 15 or 20 million Muslims killed by other Muslims. The number of non-Muslims slaughtered exceeds the totals slaughtered for any reason or for no reason by Mao, Stalin and Hitler, including WWII, combined. The majority of non-Muslims killed were Hindus, in the conquest of Afghanistan, the Indus valley, and then large swaths of India by the Moghuls, with the totals estimated to be up to 100 million Hindu dead. That still leaves the total of Christians and Jews slaughtered roughly equal to the killing totals of either Stalin or Hitler.

The first great Genocide of the 20th Century was the Jihad slaughter of one million Christian Armenian citizens of the Ottoman Empire by the Turkish Muslims of the Empire in 1915. A few Muslims, primarily Haj Amin al-Husseini, the Grand Mufti of Jerusalem, and his Muslim followers in Europe, both Middle Easterners and native European Imams, were instrumental in the conception of, promotion of, initiation of, and implementation of the Final Solution for the European Jews with the Nazis, which is the seminal Genocide of the middle of the 20th Century. The common bond was the hatred of

Jews, with Haj Amin teaching Hitler about Allah's and Muhammad's hatred, rather than the other way around. Nasser in Egypt and the Baath regimes in Syria and Iraq modeled themselves after the Nazis only due to the one common bond – hatred of Jews. The last great Genocide of the 20th Century was the Jihad slaughter of over two million primarily Christian citizens of the Sudan by the Muslims of the Sudan from 1983 to 2001.

There are peaceful Muslims. Does that mean that the ideology of Islam is one of peace and love? Does that mean that the ideology of Islam is one to not be demeaned and to be treated with other than contempt?

Two dozen Nazis can try to march in Toledo, Ohio, and people are out in the hundreds if not thousands to shout them down and demean them, plus the media is all over the activity. When 5,000 active Hezbollah supporters that verbally and stridently wish for the Genocide of the five million Jews in Israel and some of whose leaders, American Citizens, have stated publicly that they hate America, parade in Dearbornistan, Michigan, in the summer of 2006, does any one care? When 1,500 Muslims in Minneapolis in January, 2007 stage a rally there, shouting support for the Islamofascists of Somalia and wishing for Sharia Law, which is totally incompatible with the US Constitution, does anyone care? If 61% of British Muslims want England to be an Islamist country ruled by Sharia law, why would we not believe that at least a very large minority, if not an absolute majority, of American Muslims, such as CAIR, would wish for America to become an Islamist country ruled by Sharia law?

Mein Kampf translates into *My Struggle*, which translates into *My Jihad*.

Experts such as Daniel Pipes estimate that about 15% of Muslims are active supporters and action taking folks in support of Jihad and Terrorism. That is over 200 million Islamofascists globally, far more than there ever were of the Nazis or Russian Communists. Other experts, such as Robert Spencer, put the number as high as 85%. Depending upon the definitions of "active" and how active both active and passive supporters are, both numbers could be supported. Either way, it is the very large pool of active supporters that grow the terrorists and the jihadists. Every time a jihadist has a conversation or debate with a "moderate", the Jihadist will win on theological grounds, hands down. Moderates are the equivalent of cannon fodder feeding the Jihadists. Many Muslims don't know about the hatred that their religion holds as an ideology that is hidden within and is part and parcel of what their religion teaches, but an IMAM or a Jihadist can start feeding them the hatred anytime, and out come some more instant Jihadists. The history of Islam shows that whenever there is any moderation, the radicals come roaring back, eliminating, including by assassination, as in Holland and Lebanon today, the moderates along the way. Today is one of those times when radical Islam is back on the march and winning in almost every country.

There are opinions in the attached documents. As Americans, GM is free to disagree with those opinions. To have an opinion that is worth having, please respond with your facts and documentation that dispute what I have supplied and that would support your opinion. I am willing to discuss, if that is appropriate, or debate, if needed, the viewpoint that I am promoting. I am willing to debate anyone, singular or plural, anytime (with a little advance notice), anywhere within the US in a venue where my personal safety can be assured. My 2nd in any debate will be Allah, as expressed in the Holy Qur'an, and my 3rd will be his Prophet, Muhammad, as expressed in the Hadith and the Histories, Traditions, and Laws and Practices for the last 1385 years, including this year.

President Bush has stated that this is going to be a long war, thirty years or more in length. Newt Gingrich, who is a Professor Emeritus of history as well as the past Speaker of the House, has stated that this is going to be a long war, most likely exceeding thirty years in length, that will try the United States as no war has since the Civil War. I would like to suggest that this war could far exceed thirty years in length, for the truly hazardous part won't even start for twenty-five to fifty years from now, even though the foundations are being built now by the Islamofascists, and this war could be far more dangerous to the United States than our own Civil War.

Included in the attached information are statements by Winston S. Churchill and John Quincy Adams, the 6th US President, and the only President to know enough about Islam to have an opinion worth have having, although President Bush has made some small strides in that direction. I am in agreement with Winston S. Churchill and John Quincy Adams (There are additional quotations in AMERABIA from John Quincy Adams that were not part of what I supplied last year).

In AMERABIA is information regarding how horridly Islam and Muslims treat Muslim women, as well as the contempt Muslim men have for Christian and non-Muslim women at the interface with Islam as it is actually occurring in Europe and Australia. There is no reason to believe that this is not a very possible future for American women, such as our great-granddaughters. That is a future we must make sure never becomes true.

In no way can it be stated that if we stop funding Iran and Saudi Arabia and the rest of the Middle East by ceasing to buy oil from them in the near future that we will win this war. But every day that we continue to fund Iran, Saudi Arabia, and the rest of the Middle East and the hatred they are spreading globally and the weaponry they are buying and developing with our oil money, is another day closer to possibly, even probably, losing this war.

I do hope you, and the Board of Directors, consider this information.

If you have any questions or concerns, please contact me at your convenience.

Regards,

Fredrick P. Wilson

PS: This information has also been supplied to the SEC, Division of Corporation Finance, Office of the Chief Counsel, for unrelated reasons.

Attachments:

A) Stockholder Proposal for 2008 by F. P. Wilson
B) *America Alone* – by Mark Steyn
C) CD book AMERABIA, containing three CDs, AMERABIA, ISLAM – BELIEFS AND IMPACT and ISLAM UNDRESSED by Vernon Richards
D) Three Ring Binder Book AMERABIA, edited by F. P. Wilson
E) Three Ring Binder Book ISLAM – BELIEFS AND IMPACT, edited by F. P. Wilson

CC W/O ATT D and E: Mr. G. Richard Wagoner, Jr. – CEO and Chairman, GM

ATT. G



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 5, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the revised proposal received on December 11, 2006 from Fredrick P. Wilson (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. The proposal is entitled "IMPROVE NEW VEHICLE FUEL ECONOMY TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED GLOBALLY AND IN AMERICA BY SAUDI ARABIA".

The proposal provides:

> Resolved: that the shareholders request GM's Board to direct its Compensation Committee to institute an executive compensation program that tracks progress in improving the fuel economy of the company's new light truck and passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting.

General Motors intends to omit the proposal under Rule 14a-8(i)(3) (vague and misleading) and Rule 14a-8(i)(7) (relates to ordinary business matters).

The substance of the recitals preceding the resolution quoted above is that because Saudi Arabia and members of the Wahhabi sect of Islam are implacable foes of America, Europe, Christians and Jews, the U.S. must stop buying oil from the Middle East immediately. Although the proposal does not make an explicit connection between the recitals and the resolution, the proposal is apparently based on the ideas that improving fuel economy will facilitate the cessation of importing oil from the Middle East and that an executive compensation program that tracks progress in fuel economy will provide an incentive for GM to improve the fuel economy of its new vehicles.

Despite the mention of executive compensation, the principal focus of the proposal is improving fuel economy, which is part of General Motors' ordinary business activities. In a similar instance, Corrections Corporation of America (March 15, 2006), stockholders submitted a proposal that requested that the board's compensation committee, when setting executive compensation, include social responsibility criteria, as well as corporate governance financial criteria. The recitals to the proposal stated that the relationship between a company's executive compensation and social responsibility was an important issue and then focused on social issues relevant to the corporation and on providing executives with an incentive to improve the company's performance on social issues through compensation. The supporting statement focused on the treatment of prisoners by the company and on fair labor practices toward the company's employees. In responding that it would not recommend enforcement action if Corrections Corporation of America excluded the proposal under Rule 14a-8(i)(7), the Staff commented, "While the proposal mentions executive compensation, the thrust and focus of the proposal is other matters, including the ordinary business matter of general compensation." Compared to the proposal in Corrections Corporation of America, Mr. Wilson's proposal does not deal with executive compensation at all except for the bare mention in the resolution; there is no attempt beyond the assertion of an incentive to demonstrate the relevance of executive compensation to the issue of fuel economy, or to the problem of radical Islamism, which dominates the recitals.

Rule 14a-8(i)(7) permits a company to excluding a proposal that "deals with a matter relating to the company's ordinary business operations," and the Commission has clarified that certain tasks that are fundamental to management's ability to run a company on a day to day basis are not suitable for direct oversight by stockholders. See Exchange Act Release No. 34-40018 (May 21, 1998); Exchange Act Release No. 34-12999 (November 22, 1976). It would undercut the Commission's purpose in permitting omissions under Rule 14a-8(i)(7) if a proponent could insulate a proposal focused on ordinary business from being omitted simply by inserting a reference to executive compensation. Accordingly, the Staff looks to the "thrust and focus" of a proposal to determine if it deals with ordinary business, rather than to an incidental mention of executive compensation. For example, the Staff took a no-action position toward omitting a proposal that linked executive bonuses to reduction of retiree bonuses under Rule 14a-8(i)(7), noting that despite the mention of executive compensation, "the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." Exelon Corporation (March 10, 2005). In the present case, the thrust and focus of Mr. Wilson's proposal is clearly on the risk posed by Islamic extremism and, secondarily, on the need to improve fuel economy to permit the U.S. to stop buying oil from the Middle East. Executive compensation is far from the principal concern of the the proposal.

Improving fuel economy is an important part of GM's ordinary business, as a means both of complying with regulatory requirements and of appealing to consumers. We acknowledge that the Staff has found that certain proposals that refer to environmental or public health issues may be deemed to focus on significant policy issues if the company's operations may adversely affect the environment or the public's health. Division of Corporation Finance: Staff Legal Bulletin No. 14A (July 12, 2002). The thrust and focus of the current proposal, however, is clearly not environmental or health concerns, but terrorism instead. The invocation of concerns about terrorism as a motivation for a stockholder proposal does not automatically remove its subject from the realm of ordinary business operations. See Carnival Corporation and Carnival plc (January 6, 2006). See also General Motors Corporation (March 11, 2003); T. Rowe Price Group, Inc. (January 10, 2003 and December 27, 2002); SBC Communications Inc. (December 26, 2002); Morgan Stanley (December 23, 2002); Lucent Technologies Inc. (November 18, 2002). See also, e.g., Johnson & Johnson (January 15, 2003); American Home Products Corporation (March 4, 2002); Schering-Plough Corporation (March 4, 2002); Aetna Inc. (February 23, 2002). The focus of the proposal is terrorism, and fuel economy as a weapon to combat terrorism, not environmentalism.

In addition, even proposals dealing with "executive compensation" may be deemed ordinary business and excludible under Rule 14a-8(i)(7) unless they are specifically limited to senior executives and directors. Staff Legal Bulletin No. 14A (July 12, 2002). The resolution quoted above seems to apply to all executives, rather than just senior executive. At General Motors, approximately 2300 employees are considered executives, with approximately 360 in a more senior group, which includes approximately 18 executive officers. The proposal's reference to "executive compensation" seems to apply to the largest group and therefore deals with compensation matters related to ordinary business rather than senior executives.

In addition, Rule 14a-8(i)(3) would permit the omission of most of the recitals preceding the resolution, which include assertions that are deeply offensive to many people. For example, the first recital includes the statement "Since Saudi Arabia is preaching hatred of us in America, then the hatred being preached in Canada, Europe, the Middle East, North Africa, and Central and SE Asia must also be hatred for Americans, Europeans, democracy, Christians and Jews." The fourth recital states, "Shortly after Islam rules Europe, Canada, and Russia, they may start a shooting war with the US, and we will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists." That recital closes with a reference to "Dearbornistan," an apparent reference to the large number of residents of Dearborn, Michigan of Arab descent. These statements and others in the recitals, to a material extent, are derogatory to Saudi Arabia and to adherents of Islam. Staff Legal Bulletin No. 14B (CF) (September 15, 2004) states that "reliance on Rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:

- statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.

The recitals to the proposal to a material degree impugn and disparage the citizens of a country and the members of a religion, and we believe that all of the recitals may be omitted under Rule 14a-8(i)(3). See Bank of America Corporation (January 12, 2007). From our correspondence with Mr. Wilson, we understand that he ardently believes that these assertions are true; from GM's perspective, however, we do not believe that our proxy statement should include unverifiable statements that are likely to offend many of our stockholders and other readers.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2007 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Fredrick P. Wilson

IMPROVE NEW VEHICLE FUEL ECONOMY TO STOP FUNDING TERRORISM AND THE TEACHING OF HATRED GLOBALLY AND IN AMERICA BY SAUDI ARABIA

Whereas: Saudi Arabia, which is married to the Wahhabi Sect of Islam, is teaching hatred of Americans, democracy, Christians, and Jews, the denigration of women, and armed Jihad with written material in American mosques, madrasses, and Islamic centers. The report is at: www.freedomhouse.org/religion. The Saudi's have been spending $4 Billion/year for 33 years ($132Billion) to build mosques, madrasses and Islamic centers in the US and globally. Since Saudi Arabia is preaching hatred of us in America, then the hatred being preached in Canada, Europe, the Middle East, North Africa, and Central and SE Asia must also be hatred for Americans, Europeans, democracy, Christians and Jews. Some members of the Saudi royal family, some charities run by Saudi mosques, and some private Saudi individuals are still funding Hamas, the Intifada and al-Qaeda, and the insurgency in IRAQ with our oil money.

Whereas: Saudi Arabia is not our friend or ally, and has not been since at least 1973. They will not change as long as they follow the radical teachings of al-Wahhab and Islam. They declared war against the US in 1973, quietly, under the table, and behind our backs.

Whereas: Sheikh Kabbani reported to the State Dep't. in '99 that 80% of the mosques in the US were preaching Wahhabism. US Rep. Paul King of NY stated in Feb. '04 that 85% are preaching Wahhabism. An example is "The apes are Jews, the people of the Sabbath; while the swine are the Christians, the infidels of the communion of Jesus." Most of the balance are teaching radical Shiism, as espoused by Iran.

Whereas: All of Western Europe, including England, will be, demographically at first, violently later, overrun by Islamists well before 2100, as will Russia and Canada. Holland and France may be overrun by 2030. They will be "an Islamist threat like the Nazis" to Eastern Europe and America, only Russia, England, and Canada will be on the Islamofascists side. Shortly after Islam rules Europe, Canada, and Russia, they may start a shooting war with the US, and we will have a large segment of radical Islamists that are US citizens that have been taught hatred by Saudi money that will be an active 5th column for the Islamofascists. The Hezbollah activists in Dearbornistan may join with them.

Whereas: It is possible for the US to lose the war against radical Islam, or at least be devastated by European nukes and homicide bombers from Canada. It is vital that the US stop buying oil from the Middle East immediately.

Resolved: that the shareholders request GM's Board to direct its Compensation Committee to institute an executive compensation program that tracks progress in improving the fuel economy of the company's new light truck and passenger vehicles and that a report on this review be made available to shareholders within six months following the annual meeting.

F. P. Wilson 11/27/06

ATT. H

Unveiled Women and 'Uncovered Meat'

by Robert Spencer
Posted Nov 02, 2006

The Mufti of Australia, Sheikh Taj al-Din al-Hilali, has gained international attention this week by saying that women are generally at fault if they are raped. He explained that rape is "90 percent the woman's responsibility....If you take uncovered meat and put it on the street, on the pavement, in a garden, in a park, or in the backyard, without a cover and the cats eat it, then whose fault will it be, the cats, or the uncovered meat's? The uncovered meat is the disaster....If the woman is in her boudoir, in her house and if she's wearing the veil and if she shows modesty, disasters don't happen."

In the uproar that followed, Muslim leaders in Australia and elsewhere distanced themselves from Al-Hilali. Ali Roude of the New South Wales Islamic Council declared that Al-Hilali had "failed both himself and the Muslim community." Al-Hilali also had defenders. Abduljalil Sajid of the Muslim Council of Britain said that al-Hilali's remarks had been taken out of context, and affirmed that "loose women like prostitutes" encourage immorality in men.

It was also surprising that Al-Hilali's remarks generated any uproar at all. After all, the idea that a woman is responsible if she is raped did not originate with him, and this was not the first time it has been enunciated in the West. One notorious example occurred in September 2004 in Denmark, when the mufti Shahid Mehdi of the Islamic Cultural Center in Copenhagen said on the Danish television program "Talk to Gode" that women who venture outside without a hijab are "asking for rape."

Australian Muslim moderate leader Tanveer Ahmed acknowledged that "what Hilali says is consistent with a strict, conservative interpretation of Islam....As long as Muslims view their religion as sitting above history and culture -- with the Koran as the literal word of God, which in their view makes Islam undebatable -- there will always be Hilalis who can point to certain texts and argue for a social and legal structure consistent with 7th-century Arabia....This is a man who knows the Koran in intimate detail and his views are consistent with a strict reading of the Muslim holy book."

They are also, unfortunately, consistent with the example of Muhammad, Islam's prophet, as I show in my book "The Truth About Muhammad." The Koran tells men: "And all married women (are forbidden unto you) save those (captives) whom your right hands possess" (4:24) -- that is, slave girls who are considered the spoils of war. All too often in Western countries, particularly in Europe's restive Muslim enclaves, young Muslim men have understood this as permitting the rape of non-Muslim women who venture out uncovered -- in accord with Shahid Mehdi's statement.

What's more, in traditional Islamic law rape cannot be established except by the testimony of four male witnesses who saw the act, as stipulated by Koran 24:4 and 24:13. Consequently, it is even today virtually impossible to prove rape in lands that follow the dictates of the Sharia. Unscrupulous men can commit rape with impunity: as long as they deny the charge and there are no witnesses, they get off scot-free, because the victim's account is inadmissible. Even worse, if a woman accuses a man of rape, she may end up incriminating herself. If the required male witnesses can't be found, the victim's charge of rape becomes an admission of adultery. That accounts for the grim fact that as many as seventy-five percent of the women in prison in Pakistan are, in fact, behind bars for the crime of being a victim of rape.

In light of all this, al-Hilali's remarks should not be surprising -- but they should cause concern. For they illustrate the fact that the clash of civilizations isn't just taking place where the warriors of jihad are fighting today. It is right at home, in Western countries where our deeply-held cultural values are being subjected to an increasingly forthright and assertive challenge. If we do not defend them now, it is those who agree with Sheikh al-Hilali who will determine the mores of the future.

Copyright © 2006 HUMAN EVENTS. All Rights Reserved.

ATT. I

Iran's Obsession with the Jews

Denying the Holocaust, desiring another one.

by Matthias Küntzel 02/19/2007, The Weekly Standard, Volume 012, Issue 22

On December 12, 2006, Iranian president Mahmoud Ahmadinejad personally brought to a close the infamous Holocaust deniers' conference in Tehran. A strange parade of speakers had passed across the podium: former Ku Klux Klan leader David Duke, the nutty followers of the anti-Zionist Jewish sect Neturei Karta, and officials of the neo-Nazi German National party, along with the familiar handful of professional Holocaust deniers. Frederick Töben had delivered a lecture entitled "The Holocaust--A Murder Weapon." Frenchman Robert Faurisson had called the Holocaust a "fairy tale," while his American colleague Veronica Clark had explained that "the Jews made money in Auschwitz." A professor named McNally had declared that to regard the Holocaust as a fact is as ludicrous as believing in "magicians and witches." Finally, the Belgian Leonardo Clerici had offered the following explanation in his capacity as a Muslim: "I believe that the value of metaphysics is greater than the value of history."

If this motley crew had assembled in a pub in Melbourne, nobody would have paid the slightest attention. What gave the event historical significance was that it was held by invitation, at the Iranian foreign ministry: on government premises, in a country that disposes of the world's second-largest oil reserves (after Saudi Arabia) and second-largest natural gas reserves (after Russia). And in this setting, the remarks quoted above provoked not dismissive laughter, but applause and attentive nods. On the walls hung photographs of corpses with the inscription "Myth," and others of laughing concentration camp survivors with the inscription "Truth." The Tehran deniers' conference marks a turning point not only because of its state sponsorship, but also because of its purpose. Up until now, Holocaust deniers have wanted to revise the past. Today, they want to shape the future: to prepare the way for the next Holocaust.

In his opening speech to the conference, the Iranian foreign minister, Manucher Mottaki, left no doubt on this point: If "the official version of the Holocaust is called into question," Mottaki said, then "the nature and identity of Israel" must also be called into question. The purpose of denying, among all the Nazis' war measures, specifically the persecution of the Jews is to undermine a central motive for the establishment of the state of Israel. Auschwitz is delegitimized in order to legitimize the elimination of Israel--that is, a second genocide. If it should turn out, however, that the Holocaust did happen after all, Ahmadinejad explains that it would have been a result of European policies, and any homeland for the Jews would belong not in Palestine but in Europe. Either way, the result is the same: Israel must vanish.

This focus explains why the conference's sponsors attached so much importance to the participation of a delegation from the Jewish sect Neturei Karta. Although it does not deny the Holocaust, the sect welcomes the destruction of Israel. That objective was the common denominator uniting all the participants in the conference. In his closing speech, Ahmadinejad formulated it with perfect clarity: "The life-curve of the Zionist regime has begun its descent, and it is now on a downward slope towards its fall. . . . The Zionist regime will be wiped out, and humanity will be liberated."

Holocaust Denial and the nuclear program.

Just as Hitler sought to "liberate" humanity by murdering the Jews, so Ahmadinejad believes he can "liberate" humanity by eradicating Israel. The deniers' conference as an instrument for propagating this project is intimately linked to the nuclear program as an instrument for realizing it. Five years ago, in December 2001, former Iranian president Hashemi Rafsanjani first boasted that "the use of even one nuclear bomb inside Israel will destroy everything," whereas the damage to the Islamic world of a potential retaliatory nuclear attack could be limited: "It is not irrational to contemplate such an eventuality." While the Islamic world could sacrifice hundreds of thousands of "martyrs" in an Israeli retaliatory strike without disappearing--so goes Rafsanjani's argument--Israel would be history after the first bomb.

It is precisely this suicidal outlook that distinguishes the Iranian nuclear weapons program from those of all other countries and makes it uniquely dangerous. As long ago as 1980, Khomeini put it this way: "We do not worship Iran, we worship Allah. For patriotism is another name for paganism. I say let this land [Iran] burn. I say let this land go up in smoke, provided Islam emerges triumphant in the rest of the world."

Anyone inclined to dismiss the significance of such statements might want to consider the proclamation made by Mohammad Hassan Rahimian, representative of the Iranian Supreme Leader Ali Khamenei, who stands even higher in the Iranian hierarchy than Ahmadinejad. A few months ago, on November 16, 2006, Rahimian explained: "The Jew"--not the Zionist, note, but the Jew--"is the most obstinate enemy of the devout. And the main war will determine the destiny of mankind. . . . The reappearance of the Twelfth Imam will lead to a war between Israel and the Shia." The country that has been the first to make Holocaust denial a principle of its foreign policy is likewise the first openly to threaten another U.N. member state with, not invasion or annexation, but annihilation.

Yet it's all confusing. Why, if Iran wishes Israel ill, does it deny the Holocaust rather than applaud it? Ahmadinejad's Holocaust denial has been especially well received in the Arab world, where it has won praise from Hezbollah, the Egyptian Muslim Brotherhood, and Hamas. Yet in the Arab world,

Hitler is admired not for building highways or conquering Paris, but for murdering Jews. How can Holocaust denial be most prevalent in a region where admiration for Hitler remains widespread? To unlock this paradox it is necessary to examine the anti-Semitic mind.

Brother Hitler and Eichmann the Martyr

Holocaust denial is anti-Semitism at its most extreme. Whoever declares Auschwitz a myth implicitly portrays the Jews as the enemy of humanity: The assumption is that the all-powerful Jews, for filthy lucre, have been duping the rest of humanity for the past 60 years. Whoever talks of the "so-called Holocaust" implies that over 90 percent of the world's media and university professorships are controlled by Jews and are thereby cut off from the "real" truth. No one who accuses Jews of such perfidy can sincerely regret Hitler's Final Solution. For this reason alone, every denial of the Holocaust contains an appeal to repeat it.

Consider this passage written by an Egyptian columnist for the state-controlled newspaper *Al-Akhbar*, Egypt's second-largest daily, and published in April 2002:

> The entire matter [of the Holocaust], as many French and British scientists and researchers have proven, is nothing more than a huge Israeli plot aimed at extorting the German government in particular and the European countries in general. But I, personally and in light of this imaginary tale, complain to Hitler, even saying to him from the bottom of my heart, "If only you had done it, brother, if only it had really happened, so that the world could sigh in relief [without] their evil and sin."

Often, however, enthusiasm for the Holocaust is expressed unvarnished. In 1961, when the trial of Adolf Eichmann dominated the headlines, such enthusiasm became evident for the first time. The Jordanian *Jerusalem Times* published an "Open Letter to Eichmann," which stated: "By liquidating six million you have . . . conferred a real blessing on humanity. . . . But the brave Eichmann can find solace in the fact that this trial will one day culminate in the liquidation of the remaining six million to avenge your blood." Arab writers such as Abdullah al-Tall eulogized "the martyr Eichmann," "who fell in the Holy War." In her book *Eichmann in Jerusalem*, Hannah Arendt summarized the mood in the Arab world:

> The newspapers in Damascus and Beirut, in Cairo and Jordan did not conceal either their sympathy for Eichmann or their regret that he "did not finish the job"; a radio broadcast from Cairo on the opening day of the trial even included a little sideswipe at the Germans, reproaching them for the fact that "in the last war, no German plane had ever flown over and bombed a Jewish settlement."

This heartfelt desire to see all Jews exterminated was reiterated in the Egyptian daily *Al-Akhbar* in April 2001 by the columnist Ahmad Ragab: "[Give] thanks to Hitler. He took revenge on the Israelis in advance, on behalf of the Palestinians. Our one complaint against him was that his revenge was not complete enough."

Obviously, from a logical point of view, enthusiasm for the Holocaust is incompatible with its denial. Logic, however, is beside the point. Anti-Semitism is built upon an emotional infrastructure that substitutes for reason an ephemeral combination of mutually exclusive attributions, all arising from hatred of everything Jewish. As a result, many contradictory anti-Jewish interpretations of the Holocaust can be deployed simultaneously: (1) the extermination of millions was a good thing; (2) the extermination of millions was a Zionist fabrication; (3) the Holocaust resulted from a Jewish conspiracy against Germany that Hitler thwarted and punished; (4) the Holocaust was a joint enterprise of the Zionists and Nazis; (5) the Zionists' "Holocaust industry" exaggerates the murder of the Jews for self-interested reasons; (6) Israeli actions against the Palestinians are the "true" Holocaust--and so on.

We are dealing here with a parallel universe in which the reality principle is ignored, and blatantly contradictory fantasies about Jews all have their place so long as they serve to reinforce anti-Semitic paranoia and hatred: a universe in which the laws of reason have been abolished and all mental energy is harnessed to the cause of anti-Semitism.

Amid the confusion, this universe is characterized by two constants: the refusal to come to terms with the facts of the Holocaust as it actually took place; and a willingness to find in the Holocaust a source of encouragement and inspiration, a precedent proving that it is possible to murder Jews by the million. This is why the precise content of Ahmadinejad's Holocaust tirades is not the issue. He is obsessed with the subject because he is fascinated by the possibility of a second Holocaust.

Why, then, did Ahmadinejad repeatedly and publicly embrace the ultra-orthodox Jews at the conference? Why did he personally greet every Jew present and say that "Zionism should be strictly separated from the Jewish faith"? Let us take a look at modern anti-Semitism in Iran.

Ahmadinejad and the Jews

Ahmadinejad's great inspiration, the Ayatollah Khomeini, not only recognized the mobilizing power of anti-Semitism in the struggle against the shah, he made use of it himself, as far back as the 1960s. "I know that you do not want Iran to lie under the boots of the Jews," he cried out to his supporters on April 13, 1963. That same year, he called the shah a Jew in disguise and accused him of taking orders from Israel. This drew a huge response from the public. Khomeini had found his theme.

Khomeini's biographer Amir Taheri writes: "The Ayatollah was by now convinced that the central political theme of contemporary life was an elaborate and highly complex conspiracy by the Jews--'who controlled everything'--to 'emasculate Islam' and dominate the world thanks to the natural wealth of the Muslim nations." When in June 1963 thousands of Khomeini-influenced theology students set off to Tehran for a demonstration and were brutally stopped by the shah's security forces, Khomeini channeled all their anger toward the Jewish nation: "Israel does not want the Koran to survive in this country. . . . It is destroying us. It is destroying you and the nation. It wants to take possession of the economy. It wants to demolish our trade and agriculture. It wants to grab the wealth of the country."

After the Six Day War of 1967, the anti-Semitic agitation, which drew no distinction between Jews and Israelis, intensified. "[I]t was [the Jews] who first established anti-Islamic propaganda and engaged in various stratagems, and as you can see, this activity continues down to the present," Khomeini wrote in 1970 in his principal work, *Islamic Government*. "[T]he Jews . . . wish to establish Jewish domination throughout the world. Since they are a cunning and resourceful group of people, I fear that . . . they may one day achieve their goal." Then in September 1977, he declared, "The Jews have grasped the world with both hands and are devouring it with an insatiable appetite, they are devouring America and have now turned their attention to Iran and still they are not satisfied." Two years later, Khomeini was the unchallenged leader of the Iranian revolution.

Khomeini's anti-Semitic attacks found favor with the opponents of the shah, both leftists and Islamists. His anti-Semitism ran along the same lines as *The Protocols of the Elders of Zion*, the turn-of-the-century hoax beloved of the Nazis that purports to expose a Jewish conspiracy to rule the world. *The Protocols* was published in Persian in the summer of 1978 and was widely disseminated as a weapon against the shah, Israel, and the Jews. In 1984, the newspaper *Imam*, published by the Iranian embassy in London, printed excerpts from *The Protocols*. In 1985, Iranian state authorities did a mass printing of a new edition. Somewhat later, the periodical *Eslami* serialized *The Protocols* under the title "The Smell of Blood: Jewish Conspiracies."

Just two years ago, in 2005, at the Iranian booth at the Frankfurt Book Fair, I was readily able to buy an English edition of *The Protocols* published by the Islamic Propagation Organization of the Islamic Republic of Iran. Other anti-Semitic classics were also available, such as Henry Ford's *The International Jew* and Mohammad Taqi Taqipour's screed *Tale of the "Chosen People" and the Legend of "Historical Right."* The cover of the latter volume caught my eye: a red Star of David superimposed over a grey skull and a yellow map of the world.

Obviously, even after the death of Khomeini in 1989, the worldwide dissemination of anti- Semitism by Iran continued.

The fact that 25,000 Jews now live in Iran, making it the largest Jewish community in a Muslim country, is not incompatible with the foregoing. The Jews in Iran are made clearly to feel their subordinate Dhimmi status. Thus, they are not allowed to occupy higher positions than Muslims and so are disqualified from the leading ranks in politics and the military. They are not allowed to serve as witnesses in court, and Jewish schools must be managed by Muslims and stay open on the Sabbath. Books in the Hebrew language are forbidden. Up to the present, the regime, which has time and again published anti-Semitic texts and caricatures, has prevented such hate-mongering from resulting in violence against Jews. Nevertheless, the combination of incitement and restraint leaves the Jewish community in a state of permanent insecurity. Today, the Jewish community serves Ahmadinejad not only as an alibi in his power game, but also increasingly as a deterrent: In the event of an Israeli attack on Iranian nuclear facilities, this community would find itself hostage and vulnerable to acts of reprisal.

Irrespective of the leeway that Ahmadinejad has, for the time being, left the Iranian Jews, his rhetoric is steeped in an anti-Semitism that is unprecedented for a state leader since World War II. Ahmadinejad does not say "Jews" are conspiring to rule the world. He says, "Two thousand Zionists want to rule the world." He says, "The Zionists" have for 60 years now blackmailed "all Western governments." "The Zionists have imposed themselves on a substantial portion of the banking, financial, cultural, and media sectors." "The Zionists" fabricated the Danish Muhammad cartoons. "The Zionists" are responsible for the destruction of the dome of the Golden Mosque in Iraq.

The pattern is familiar. Ahmadinejad is not a racist social Darwinist who, Hitler-like, wants to eliminate every last trace of "Jewish blood." The term "half-Jew" is not used in Islamist discourse. But he invests the word "Zionist" with exactly the same meaning Hitler poured into "Jew": the incarnation of evil.

The Iranian regime can court the Jewish Israel- haters of Neturei Karta all it wants, but anyone who makes Jews responsible for the ills of the world--whether calling them Judas or Zionists--is clearly driven by an anti-Semitism of genocidal potential. Demonization of Jews, Holocaust denial, and the will to eliminate Israel--these are the three elements of an ideological constellation that collapses as soon as any one of them is removed.

Ahmadinejad inhabits a delusional world that is sealed off from reality. The louder the liberal West protests against Holocaust denial or the Islamists' demands for the destruction of Israel, the more conviced Ahmadinejad becomes of Zionist domination. In a conversation with the editors of the German newsweekly *Der Spiegel*, the Iranian president reacted as follows to the remark that the magazine does not question Israel's right to exist: "I am glad that you are honest people and say that you are required to support the Zionists." Only when we too finally realize that the Holocaust is a Jewish lie--only when we too want to annihilate Israel--only then will Ahmadinejad be convinced that we are academically credible and politically free. It is this lunacy that makes the revolutionary mission of the Iranian leadership so dangerous.

Which brings us to the question of the broader significance of Iranian Holocaust denial. The Islamist mission is by no means restricted to Israel.

"Historical War"

In his first speech on the guiding principles of his politics, Ahmadinejad made this clear: "We are in the process of an historical war, . . . and this war has been going on for hundreds of years," he declared in October 2005. This is a war, then, that is not fundamentally about the Middle East conflict and will not end with the elimination of Israel. He continued: "We have to understand the depth of the disgrace of the enemy, until our holy hatred expands continuously and strikes like a wave." This "holy hatred" is boundless and unconditional. It will not be mitigated by any form of Jewish or non-Jewish conduct--other than subordination to *sharia* and the Koran.

In his letter to George W. Bush, the Iranian president described his objective: "Those with insight can already hear the sounds of the shattering and fall of the ideology and thoughts of the liberal democratic systems." The letter also tells how the liberal democracies will be shattered. Even here (if slightly diluted), the ideology of martyrdom--*You love life, we love death*--is propagated: "A bad ending belongs only to those who have chosen the life of this world. . . . A good land and eternal paradise belong to those servants who fear His majesty and do not follow their lascivious selves."

Shiite Islamism confronts us with an adversary who reviles the achievements of modernity as Satan's work, who denounces the international system created after 1945 as a "Jewish-Christian conspiracy," and who therefore wishes to overturn the accepted historiography of the postwar period. At the start of the Holocaust deniers' conference, Foreign Minister Mottaki explained that the problem is the "wording of historical occurrences and their analysis [are written from] the perspective of the West." As against this "Western" historiography, Islamism wants to create a new historical "truth," in which the Holocaust is declared a myth, while the Twelfth Imam is deemed real. Whereas the delusional worldview of Holocaust denial is elevated to the norm, any deviation from it is denounced as a symptom of "Jewish domination."

Even as he is conducting his religious war, Ahmadinejad is also playing the role of a global populist. He addresses his speeches to all the world's "oppressed." He cultivates good relations with Fidel Castro and Hugo Chávez and ingratiates himself with the Western left by using anti-American rhetoric. His use of the word "Zionist" is strategic. It is the Trojan horse by which he makes his anti-Semitism respectable, allowing him to be at once an anti-Semite and Holocaust denier and the ultimate spokesman for the "oppressed nations."

Of course, Iran would not have to rely on Holocaust denial to pursue its strategic objectives. Yet Ahmadinejad insists on the point, in order to provide ideological undergirding to his push to destroy Israel. He also speculates that this project might win the approval of the Europeans. After all, in Europe the delegitimization of Israel has been going on for some time--if for different reasons. Recently the BBC organized a symposium on the question of whether Israel would still exist in 50 years. In a poll taken four years ago in the E.U., 59 percent saw Israel as "the biggest danger to world peace." Even in the United States, a growing number of intellectuals are convinced that Israel and its American supporters are the real source of the problems facing American foreign policy.

The alarm cannot be sounded loudly enough. If Iran is not put under pressure without delay and forced to choose between changing course and suffering devastating economic sanctions, the only remaining alternatives will be a bad one--the military option--and a dreadful one--the Iranian bomb.

Matthias Küntzel is a Hamburg-based political scientist and a research associate at the Vidal Sassoon International Center for the Study of Antisemitism at the Hebrew University of Jerusalem. His book Jihad and Jew-Hatred: On the New Anti-Jewish War *is forthcoming this year from Telos Press. This article was translated from German by Michael Bugajer and John Rosenthal.*

ATT. J

Europe's Iran Problem

Problem? What problem?

by Daniel Johnson
02/26/2007, Volume 012, Issue 23 of the Weekly Standard

London
The leaders of Europe can no longer pretend that they don't know what Iran is up to. A leaked internal document prepared for the European Union's foreign ministers warns that it is probably too late to prevent the Iranian government from acquiring nuclear weapons. "At some stage we must expect that Iran will acquire the capacity to enrich uranium on the scale required for a weapons programme." The document also admits that efforts to impede the Iranian nuclear program have failed. "In practice . . . the Iranians have pursued their programme at their own pace, the limiting factor being technical difficulties rather than resolutions by the U.N. or the [International Atomic Energy Agency]." Nor do the limited sanctions announced by the U.N. Security Council hold out any hope: "The problems with Iran will not be resolved through economic sanctions alone."

So now they know. Years of diplomacy have made virtually no difference. Carrots and sticks have been tried and failed. The regime in Tehran is determined to become a nuclear power--the first nuclear power with a yearning for martyrdom. Europe's strategy has hitherto been merely to play for time--but time is on Tehran's side.

Europe's reaction? Nil. By tacit agreement, it has been left to Israel and the United States to hint at possible military action to destroy the nuclear facilities that European companies have helped to create. Europe has done little to isolate Iran or put pressure on its leaders and its people. Germany and other European Union states head the list of trading partners with Iran. As was the case with Iraq, the fact that so many Europeans are making so much money out of an evil regime has contributed to Europe's political paralysis.

Yet Europe has an overwhelming interest in preventing the emergence of an Islamist bomb. European territory would be directly threatened by a nuclear-armed Iran, equipped with long-range missiles. Europe would also be in greater danger than the United States from terrorist organizations armed with radioactive ("dirty") or even nuclear bombs from Tehran. Iranian terrorists have a history of setting off bombs in Europe. Nuclear blackmail is far more likely to be used against European states than against the United States, and European states are judged by Tehran to be far less likely to retaliate than Israel.

For these and many other practical reasons, Europe should be reacting far more vigorously than it is to the Iranian provocation. But there is an even more important reason Europe should be forcing the issue rather than appeasing the mullahs.

The moral case for stopping President Ahmadinejad and Supreme Leader Khamenei in their tracks is that both have vowed to annihilate Israel. Ahmadinejad's threat ("Israel must be wiped off the map"), repeated in different forms several times over the past two years, is well known. He was quoting Ayatollah Khomeini, whose successor as supreme leader, Ali Khamenei, set out his solution to the Middle East problem in 2000: "the annihilation and destruction of the Zionist state." The means to accomplish the eradication of Israel are now almost in their grasp.

Why, the political establishment of Europe implicitly asks, should we lift a finger for Israel? Well, Israel is Europe's orphaned offspring. It was Europe--specifically Britain--that conceived the Jewish National Home in Palestine with the Balfour Declaration in 1917. It was Europe--specifically Germany, but with help from collaborators in almost every nation on the Continent--that drove hundreds of thousands of Jews to emigrate, and then murdered six million who could not escape. It was Europe--specifically the E.U.--that gave the Holocaust a unique status in defining the values that Europe's institutions enshrine. Generations of children have been taught that the commemoration of the Holocaust is not only a moral imperative, but constitutive of European civilization.

Now that the threat of a second Holocaust is staring Europe in the face, however, its leaders are in denial. Worse: They seem insouciant. Why is the E.U., which makes so much of its humanitarian credentials, which sees itself as a creature of the Enlightenment, so seemingly indifferent? The answer, I fear, lies in the process that has deprived Israel of legitimacy and branded Zionism as a relic of European imperialism. That process has been grinding away for decades, but only now is it becoming plain that Europe's vast superstructure of collective atonement for the Holocaust has been hollowed out from within. The calumny that Israel--the most liberal and egalitarian country in the Middle East--is an "apartheid state" has hardened into a conviction. The mud has stuck.

Yet if Israel is attacked and--God forbid--destroyed by Iranian nuclear bombs, then European civilization will have perished, too. The destruction of Israel would signal the demise of the Judeo-Christian morality that ennobled Greco-Roman culture to create the only Europe that was ever worth preserving. I for one could not live in a society that could even contemplate such a second Shoah. I would turn my back on such a Europe, shake the dust from my feet, never to return.

Daniel Johnson, a journalist in London, is a columnist for the New York Sun *and a contributor to* Contentions, *a blog at* commentarymagazine.com.

© Copyright 2007, News Corporation, Weekly Standard, All Rights Reserved.

ATT. K

happy warrior

MARK STEYN - National Review, February 12, 2007

Tea for Terrorists

'Mosque" is a term that covers a multitude of architectural sins these days, but the one at Regents Park in London is the real deal. Big golden dome above the treetops, 140-foot minaret. I used to live nearby and I must have strolled past it hundreds of times, and if I ever did give it a second glance in those days it was only to marvel: "Wow! That Hindu temple is totally awesome."

I walked by it the other week for the first time in a long while. How did it get to sit on such a piece of prime London real estate? You can thank His Majesty's Government for that. In 1940, they allocated a hundred thousand pounds to buy land for a London mosque. The British Empire had millions of Muslim subjects and on the whole they'd been supportive of the war effort, and it seemed appropriate that this should be acknowledged in the heart of the metropolis. King George VI opened the Islamic Cultural Centre on the site in 1944. It's the best-attended mosque in Britain. If there is a "moderate" Islam in the West, this is it.

So what goes on there? Well, if you swing by the bookstore, you can pick up DVDs of hot preachers like Sheikh Feiz, who does these hilarious pig noises every time he mentions the Jews — "Oh, Muslim, behind me is the Jew [*snort snort*]. Come and kill him [*snort snort*]." You can also buy tapes from Sheikh Yasin, a celebrity American "revert" (i.e., convert) to Islam, in which he explains that you should "beat women lightly," and that a Muslim can never be friends with a non-Muslim, and that Christian missionaries deliberately introduced AIDS to Africa by putting it in the vaccines for other diseases. Another "revert," Jermaine Lindsay, got the jihad fever at the mosque and then went and self-detonated in the July 7 bombings.

If the Regents Park mosque has been "radicalized," then there are no non-radical mosques.

When I lived in the neighborhood, you'd see T-shirted tourists snapping each other with the dome in the background. That's what it was for most of us: an exotic backdrop. Inside, one assumed, they talked about Allah and Muhammad, and where's the harm in that? We looked on it in multicultural terms — that's to say, as a heritage issue: a link for immigrants back to the old country. It never occurred to us that it was an ideological bridgehead. But listen to Ijaz Mian, secretly taped by Britain's Channel 4 at the Ahl-e-Hadith mosque in Derby:

King, Queen, House of Commons: If you accept it, you are a part of it. If you don't accept it, you have to dismantle it. So you being a Muslim, you have to fix a target. There will be no House of Commons. From that White House to this Black House, we know we have to dismantle it. Muslims must grow in strength, then take over. . . . You are in a situation in which you have to live like a state-within-a-state — until you take over.

Where's the religious content? Where's the contemplation of the divine? Don't look for it at the Sparkbrook mosque in Birmingham recently praised by Tony Blair for its contribution to tolerance and diversity. Last June they were celebrating the killer of a British Muslim soldier in Afghanistan: "The hero of Islam is the one who separated his head from his shoulders."



The Regents Park mosque, an exotic backdrop no more

These aren't sermons and these men aren't preachers. They're ideological enforcers on an explicitly political project with branch offices on Main Streets across the Western world. Imagine the Second World War with St. Adolf's Parish Church on every English village green, or the Cold War with a Soviet Orthodox Church in every midsized town in all 50 states.

Ijaz Mian trained in Saudi Arabia. The bookstore at the Regents Park Mosque is run by a company headed by a Saudi diplomat, Ahmad Al-Dubayan. The Saudis control mosques, and schools, and think tanks, and prison-chaplaincy programs — and much else, too. I'd be calling for a blue-ribbon commission to investigate Saudi subversion of the U.S. but pretty much everyone who'd wind up sitting on it would be on the Saudi gravy train one way or another. As Christopher Hitchens put it: "If, when reading an article about the debate over Iraq, you come across the expression 'the realist school' and mentally substitute the phrase 'the American friends of the Saudi royal family,' your understanding of the situation will invariably be enhanced."

Very droll. The trouble is there are so many "American friends of the Saudi royal family." Jimmy Carter's Carter Center was founded largely on King Fahd's mountain of cash, and in recent years its biggest donors included Saudi prince Alwaleed bin Talal. It never occurred to me in the fall of 2001 that five years on nothing would have changed except that we'd be shoveling even more gazillions of petrodollars into Saudi Arabia and they in turn would be shoveling even more back at us in a brilliantly synergized subversion operation, funding not only the radical imams and their incendiary progeny but also the think tanks and study groups and Nobel Prize winners who ponder the best way to appease them. The Saudis are hollowing out Britain from within, and in America they're hollowing out significant non-military components of national power — diplomatic, academic, and cultural. Listen to the men in those mosques and then ask: Where's our ideological offensive?

ATT. L

Islamic Supremacism in Britain

by Robert Spencer Posted: 01/26/2007

For last week's "Dispatches" program on Britain's Channel Four, a reporter with a hidden camera entered Birmingham's prominent Green Lane mosque and other leading mosques in Britain. He found Islamic supremacism, hatred of Jews and Christians, and the subjugation of women preached in them.

The mosques, of course, are in heavy damage-control mode. A press release at the Green Lane mosque website complains that "this so-called 'undercover' investigation merely panders to age-old anti-Muslim prejudices by employing the time-honored tradition of cherry picking statements and presenting them in the most inflammatory manner."

The statement doesn't address the obvious fact that it would be difficult, if not impossible, to cherry pick statements anywhere near as inflammatory as those recorded in the Green Lane mosque from proceedings in any Jewish, Christian, Hindu or Buddhist house of worship.

Among the statements recorded in the Green Lane mosque were these about women:

- "Allah has created the woman—even if she gets a Ph.D.—deficient. Her intellect is incomplete, deficient. She may be suffering from hormones that will make her emotional. It takes two witnesses of a woman to equal the one witness of the man."
- "By the age of 10, it becomes an obligation on us to force her to wear hijab, and if she doesn't wear hijab, we hit her."
- "Men are in charge of women. Wherever he goes, she should follow him and
- she shouldn't be allowed leave the house without his permission."

How extremist! And how inveterately Koranic. The Muslim holy book declares that a woman's testimony is worth half that of a man: "Get two witnesses, out of your own men, and if there are not two men, then a man and two women, such as ye choose, for witnesses, so that if one of them errs, the other can remind her" (Koran 2:282). It also says: "Men are in charge of women, because Allah hath made the one of them to excel the other, and because they spend of their property (for the support of women). So good women are the obedient, guarding in secret that which Allah hath guarded. As for those from whom ye fear rebellion, admonish them and banish them to beds apart, and scourge them" (4:34).

The same is true of the statements about Britain and the Islamic state:

- "You have to live like a state within a state until you take over."
- "We want the laws of Islam to be practiced. We want to do away with the man-made laws."

These ideas are an extrapolation of Koranic passages such as 9:29, which assume that Muslims will wield state power over Jews and Christians, exacting from them a poll tax (jizya) and making sure they pay it "with willing submission, and feel themselves subdued." There is no concept in the Koran, Islamic tradition or Islamic law of non-Muslims living as equals with Muslims in an Islamic state: Muslims must be in a superior position.

The fact that the views expressed by the Muslims in the Channel Four documentary can easily be found in the Islamic scriptures suggests that the problem is far larger than a few mosques that were thought to be "moderate" but turn out to be "extremist." It is a problem that is quite deeply rooted within traditional Islam and must be treated as such. Muslims who sincerely reject the idea that Islamic law must be instituted in Britain and that women and non-Muslims must be subjugated should welcome the documentary as an opportunity not only to expel "extremists" from their ranks but also to formulate a comprehensive rejection and refutation of their understanding of Islam.

But so far, the Muslim Council of Britain, the Muslim Public Affairs Committee of the United Kingdom, the Federation of Student Islamic Societies, and the UK Islamic Mission have all denounced the program as "Islamophobic." None have taken even a single step to combat the spread of the understanding of Islam depicted in the show or to mitigate the elements of Islam that incite to violence and inculcate Islamic supremacism.

And that, itself, is very telling.

ATT. M

Reading and Writing and Ramadan

The Muslim Council of Britain's plan for "sensitizing" the schools

by Irfan al-Alawi & Stephen Schwartz 03/12/2007, Volume 012, Issue 25

London

The Muslim Council of Britain (MCB) is the leading institution representing Sunni Muslim fundamentalism in the United Kingdom. An independent umbrella association of some 400 mosques, educational and charitable institutions, women's and youth groups, and professional bodies, it came into being in 1997. It has generally reflected the ideologies of the Egyptian Muslim Brotherhood, the Saudi Wahhabi cult, and the Deobandi jihadists of Pakistan, whose thinking underlay the Taliban regime in Afghanistan.

The council's new secretary general is the Bangladesh-born Muhammad Abdul Bari. He succeeds the infamous Sir Iqbal Sacranie, who endorsed threats against the novelist Salman Rushdie, saying: "Death, perhaps, is a bit too easy for him." Sacranie and the MCB protested the publication of the Muhammad caricatures in Denmark. The council boycotts Britain's Holocaust Memorial Day, observed each January 27, with the argument that an occasion for remembrance should be established for all victims of genocide, and not merely for the Jews killed by Hitler. It produces a steady stream of excuses for suicide terror in Israel and Kashmir. Yet the council professes moderation.

Now, however, its authentic agenda is discernible in its new recommended guidelines for accommodating Muslim students in British state schools--equivalent to the public school system in the United States. Just published, the guidelines are entitled "Towards Greater Understanding--Meeting the Needs of Muslim Pupils in State Schools: Information & Guidance for Schools" and can be downloaded at *www.mcb.org.uk*. The guidelines call upon British schools to "respond positively to meeting the needs of Muslim pupils." It's a tall order.

The first challenge is to grasp the comprehensive nature of the Muslim faith. "The faith commitments of Muslim pupils and their families encompass all aspects of everyday life and conduct, including daily life in school," explains the foreword. To realize this, school teachers and administrators should undergo cultural awareness training. Indeed, the ordinary assumption that pupils' religion is a private matter is problematic. As the guidelines explain:

Some community schools adopt a policy where the religion and faith of their pupils is strictly regarded as a matter of private and personal concern for each pupil and is therefore not appropriately addressed within the school. This approach makes it more difficult for schools to appreciate and respond positively to meeting some of the distinctive spiritual, moral, social and cultural needs of Muslim children.

Instead, schools should not only "recognise and affirm" Muslim needs, they should protect Muslim children from "situations involving conflicts of belief or conscience . . .likely to have an alienating effect where pupils may feel that they are not valued and may give rise to inappropriate assumptions that in order to progress in society they will have to compromise or give up aspects of who they are, and their religious beliefs and values."

This is important for standard multicultural reasons--"for Muslim pupils' sense of self-esteem and worth"--but also because Islam is special. "Although there are many similarities with other faith groups, many of the issues facing Muslim pupils are different in kind and in degree. Schools need to be better informed and have greater and more accurate appreciation of their Muslim pupils' needs."

On the matter of clothing, the MCB explains, "In principle the dress for both boys and girls should be modest and neither tight-fitting nor transparent and not accentuate the body shape. In practice this means a wide variety of styles are acceptable. In public boys should always be covered between the navel and knee and girls should be covered except for their hands and faces, a concept known as 'hijab.'" A footnote adds, "For some Muslims fulfilling this requirement may mean the wearing of the jilbab (a long outer garment down to the ankles)." Further, "schools should accommodate Muslim girls so that they are allowed to wear a full-length loose school skirt or loose trousers, a long-sleeved shirt and a head scarf to cover their hair."

These comments presume that many British Muslim school children will be dressing in the manner of women in Saudi Arabia. Strict *hijab* and *jilbab* are largely absent from such Muslim countries and regions as Bosnia-Herzegovina, Albania, Turkey, Central Asia, and Southeast Asia, and are rare among the urban population in North Africa, Syria, Lebanon, Iraq, and the crescent of "normal" Gulf states from Jordan to Yemen.

A two-page section of the MCB guidelines calls for a Muslim diet at meals. Then there is the need for time and facilities for prayer by Muslim children at least once a day. Again, the MCB is careful to stipulate the special requirements of fundamentalists: "Schools should be aware that some pupils may request separate prayer facilities for boys and girls, as they may feel more comfortable praying in a single-gender group." Schools should also provide extra "water cans or bottles" for washing of the hands, mouth, face, arms to the elbow, feet, and private parts before prayer.

On Friday afternoons, Muslims attend collective prayer including a sermon (Muslim males, that is: the guidelines state this is "optional or recommended" for females). The MCB suggests that "a suitable external visitor, a teacher or an older pupil" may lead the observance. This opens the door to the entry of extremist imams in state schools, much as radical chaplains have been incorporated into the American penal system.

The council urges special "awareness training" for teachers about the Muslim fasting month of Ramadan. Further, MCB warns, this is a poor time to schedule examinations "since the combination of preparing for exams and fasting may prove challenging for some pupils."

Some rescheduling of studies may also be in order. We read, "Whilst fasting, Muslims are not permitted to engage in any sexual relations and are expected to take measures to avoid sexual thoughts and discourse. Schools are therefore advised to avoid scheduling the teaching of sex and relationship education, including aspects that are part of the science curriculum, during Ramadan." Thus, Islamist thought control is to be insinuated into British schools. The MCB holds up as "good practice" in state schools to include all children, not just Muslims, in celebrating "the spirit and values of Ramadan through collective worship or assembly themes and communal Iftar (collective breaking of the fast)."

Given such special pleading for Ramadan, it is unsurprising that the MCB also calls for the Muslim holidays of Eid al-Fitr (the end of Ramadan) and Eid al-Adha (the end of the pilgrimage or hajj month) to be appropriately observed:

Schools may want to share sweets amongst all children to mark this event. In addition, schools may make the normal school meals a special Eid meal for all the children and invite some parents and special guests. Holding balls and discos to celebrate Islamic festivals would be considered inappropriate by Muslim parents. Piling one entreaty on another, the guidelines explain the complications of the Sunni calendar that makes consultation with outside authorities advisable for schools:

As Eid days are based on the lunar calendar, there can be some uncertainty in determining the exact dates of the two Eids in advance. This makes planning for Eid holidays difficult. Schools are advised to liaise with their local mosque or other Muslim organisations for more information. . . . There are a number of other important occasions in the Islamic calendar which schools can recognise through assembly themes. They include the Islamic New Year (Hijrah), Night of Power (Lailatul Qadr), Birthday of the Prophet Muhammad (peace be upon him) and the day of Ashurah.

Turning to children's sports, the MCB reinforces its fundamentalist program for sex-segregation and modesty:

Some sports involve physical contact with other team players, for example basketball and football. Most Muslim parents would find it objectionable for boys and girls to play such sports in mixed-gender groups. Schools can respond positively to this concern by making sure that contact sports are always in single-gender groups. . . . Some schools may have policies for children to shower at school after sports activities. These arrangements sometimes take the form of naked communal showering, which involves profound indignity. The practice of allowing Muslim children to shower in bathing costumes or shorts does not solve the problem if other pupils are naked in the same communal shower area. Islam forbids nakedness in front of others or being among others who are naked. . . . The practice of boys and girls swimming in mixed-group sessions or being exposed to complete nakedness of others, when changing, is unacceptable for reasons of modesty and decency to Muslim parents. . . .Schools should make every effort to provide a single-sex environment for swimming and allow Muslim children to wear swimwear that complies with the requirements of modesty and decency according to the teachings of Islam. Some schools have been able to meet these requirements in providing an appropriate single-gender environment and also allowing girls to wear full leotards and leggings in the pool. Provided these guidelines are adhered to, there should be no reason why Muslim children should be withdrawn from swimming lessons.

In another forthright statement of Islamic fundamentalism, the guidelines object to most dance and music.

Muslims consider that most dance activities, as practised in the curriculum, are not consistent with the Islamic requirements for modesty as they may involve sexual connotations and messages when performed within mixed-gender groups or if performed in front of mixed audiences. Most primary and secondary schools hold dance in mixed-gender classes and may include popular dance styles, in which movements of the body are seen as sexually expressive and seductive in nature. . . . [M]ost Muslim parents will find little or no educational merit or value in dance or dancing after early childhood and may even find it objectionable on moral and religious grounds once calendar that makes consultation with outside authorities advisable for schools:

As Eid days are based on the lunar calendar, there can be some uncertainty in determining the exact dates of the two Eids in advance. This makes planning for Eid holidays difficult. Schools are advised to liaise with their local mosque or other Muslim organisations for more information. . . . There are a number of other important occasions in the Islamic calendar which schools can recognise through assembly themes. They include the Islamic New Year (Hijrah), Night of Power (Lailatul Qadr), Birthday of the Prophet Muhammad (peace be upon him) and the day of Ashurah.

Turning to children's sports, the MCB reinforces its fundamentalist program for sex-segregation and modesty:

Some sports involve physical contact with other team players, for example basketball and football. Most Muslim parents would find it objectionable for boys and girls to play such sports in mixed-gender groups. Schools can respond positively to this concern by making sure that contact sports are always in single-gender groups. . . . Some schools may have policies for children to shower at school after sports activities. These arrangements sometimes take the form of naked communal showering, which involves profound indignity. The practice of allowing Muslim children to shower in bathing costumes or shorts does not solve the problem if other pupils are naked in the same communal shower area. Islam forbids nakedness in front of others or being among others who are naked. . . . The practice of boys and girls swimming in mixed-group sessions or being exposed to complete nakedness of others, when changing, is unacceptable for reasons of modesty and decency to Muslim parents. . . .Schools should make every effort to provide a single-sex environment for swimming and allow Muslim children to wear swimwear that complies with the requirements of modesty and decency according to the teachings of

Islam. Some schools have been able to meet these requirements in providing an appropriate single-gender environment and also allowing girls to wear full leotards and leggings in the pool. Provided these guidelines are adhered to, there should be no reason why Muslim children should be withdrawn from swimming lessons.

In another forthright statement of Islamic fundamentalism, the guidelines object to most dance and music.

Muslims consider that most dance activities, as practised in the curriculum, are not consistent with the Islamic requirements for modesty as they may involve sexual connotations and messages when performed within mixed-gender groups or if performed in front of mixed audiences. Most primary and secondary schools hold dance in mixed-gender classes and may include popular dance styles, in which movements of the body are seen as sexually expressive and seductive in nature. . . . [M]ost Muslim parents will find little or no educational merit or value in dance or dancing after early childhood and may even find it objectionable on moral and religious grounds once children have become sexually mature (puberty). Some parents may consider it to be acceptable within a single-sex context provided the dance movements have no sexual connotations. As dancing is not a normal activity for most Muslim families, Muslim pupils are likely to exhibit reluctance to take part in it, particularly in mixed-gender sessions. By the same token, dance performances before a mixed gender audience may also be objectionable. . . . [P]arental requests for children to be excused from dance should be treated as an issue of religious conscience and respected accordingly.

These strictures would seem absurd to Muslims coming to Britain from many Islamic societies in which dance is an accepted art form, including Turkey, which accounts for up to 15 percent of Britain's two million Muslims. They reveal the ambition of the MCB to press its radical agenda among all British Muslims.

As for music--sometimes considered one of the great achievements of Islamic civilization--the MCB warns in the fundamentalist manner, "Traditionally, music is limited to the human voice and non-tuneable percussion instruments such as drums." This is an ideological falsehood of some audacity. Moroccan, Algerian, Egyptian, Lebanese, Turkish, Balkan, Central Asian, and other Muslims have excelled in the composition of music on diverse stringed instruments, as well as instruments shared with neighboring cultures, such as the clarinet, piano, and Chinese percussion. To suggest that the British school system start treating this aspect of Islamic civilization--not to mention world civilization--as dangerous is to seek the impoverishment of schools and the relegation of Muslim students to the crabbed and rigid program of radical fundamentalism.

Given that British parents have no right to withdraw their children from music education, the MCB urges schools to set up procedures for the adjudication of parents' complaints. In the field of art, the MCB advances another fundamentalist dictum: "In Islam the creation of three dimensional figurative imagery of humans is generally regarded as unacceptable because of the risk of idolatress [sic] practices and some pupils and parents may raise objections to this. The school should avoid encouraging Muslim pupils from producing three dimensional imagery of humans."

The MCB skirts the hot-button issue of depiction of Muhammad, proposing only that students not be asked to draw pictures of the prophet. But it propagates another fundamentalist lie when it baldly asserts, "All Muslim children learn to read and recite the Qur'an in Arabic." Students in fundamentalist madrassas in Pakistan, Saudi Arabia, and a few other countries do this. But this is certainly not the case either in the United Kingdom or in most Muslim lands.

The guidelines then devote a full chapter to Islamic standards in sex and relationship education. Schools are cautioned against asking students to shake hands with members of the opposite sex, and if teachers recognize symptoms of domestic conflict in families , they are enjoined to consult a Muslim member of the staff.

The MCB pamphlet concludes with an offer of a research pack for teachers, priced at about $500. This includes a *hijab* and a prayer cap of a kind fundamentalist and other militant Muslims habitually wear (although such caps are standard Muslim headgear in Central Asia regardless of religious views). Finally, an appendix offers a list of recommended websites, including *www.harun yahya.com*, a Turkish Islamist enterprise that produces crude books attacking evolution, expressing prejudice against Jews and Freemasons, and propounding elaborate conspiracy theories that tie the mafia to the Kights Templar. Harun Yahya's venomous literature, which is translated and printed in every language Muslims read, should not be promoted in Western schools.

The inclusion of materials by a disreputable Turkish Sunni fanatic in guidelines for British state schools is a clue that should not be missed: The ambitions expressed in this booklet are not limited to the United Kingdom. The Muslim Council of Britain's vision for the etablishment of a little Saudi kingdom inside every state school amounts to a manifesto for the penetration of the West by a dangerous form of Islamic fundamentalism.

Irfan al-Alawi is director of the Islamic Heritage Research Foundation in London. Stephen Schwartz is a frequent contributor to THE WEEKLY STANDARD.

© Copyright 2007, News Corporation, Weekly Standard, All Rights Reserved.

ATT. N

Their No-State Solution

Mark Steyn - **Happy Warrior – National Review – 19MAR2007**

If you read the paper, you'll notice that there are a handful of places that attract the attention of everybody who matters — the U.N., EU, IAEA, NGOs, the full alphabet soup. You'll further notice that, for the fellows pressing ahead with Iran's nuclear program or mopping up the few remaining opportunities for mass murder in Darfur, attracting the attention of the planet's A-listers seems to make not a jot of difference. The bigshot acronyms hold meetings, and the crises they're holding the meetings over trundle along pretty much on schedule.

What then of those problems that don't even catch the jet set's eye? It was about three years ago that I began following events in southern Thailand — the old Sultanate of Pattani, to us Mad Dogs and Englishmen. It was the numbers at first: Muslim "insurgents" were murdering over a hundred people a month, which seemed rather on the high side. Then I started looking for the bloody details behind the statistics: the two Laotian-immigrant farm workers beheaded for . . . well, for what? The Thai government isn't occupying Palestine or invading Iraq or stationing troops in Saudi Arabia. And for a while I took to citing the country's southern provinces as a bit of list filler to demonstrate the splendidly ecumenical nature of the jihad: Muslims vs. Jews in the West Bank, Muslims vs. Christians in Nigeria, Muslims vs. Hindus in Kashmir, Muslims vs. Buddhists in Thailand.

Aside from bringing up the rear in my planetary generalizations, what's going on? The *International Herald Tribune*, in a brief story on the daily barrage of bombings and beheadings, decided it made no sense:

The insurgency is all the more difficult to combat because it does not show its face. Unlike similar movements around the world, this one has not set out its demands or published a manifesto. It is a collection of violent groups without an identifiable central leadership.

You don't say. Now why would that be? When the *Herald Tribune* refers to "similar movements around the world," it seems to be harking back to the good old days of 1960s nationalist movements. Your old-school insurgent got into the insurgency game against the state because he wanted to *be* the state: The object was to have your flag fluttering from the palace and swear yourself in as President-for-Life. A generation or so back, there were such groups running around Pattani promoting a more or less conventional Malay-Muslim secessionist movement. But, as in other parts of the globe, the disaffected have become co-opted into something bigger. Who wants to settle for being minister of transport when you can be part of a new caliphate that overthrows the entire global order?

To modify the Palestinian peace-process clichés, these "collections of violent groups" are in favor of a no-state solution. In Thailand, they target the lowest officials of the kingdom — schoolteachers, policemen, and municipal functionaries. The object is to emphasize that not only can these people not protect you but associating with them is likely to endanger you, too. If the state reacts with a bloody crackdown on Muslims, that's good news for the insurgents. If the state instead dithers uncertainly, that works, too. The Buddhist villages in the south are emptying out, week by week, remorselessly.

There are no-state solutions popping up hither and yon these days, from Somalia to southern Lebanon to Waziristan. If you can hollow out a state from within, the husk provides useful cover for all kinds of activities, as we should have learned from Afghanistan. In fact, these non-state actors practice a more effective multilateralism than most great powers. There's a kind of United Non-Nations Insecurity Council out there that seems all but impervious to disruption. According to the South Asia Analysis Group, a thousand Pattanis are studying in Pakistani madrassahs and Wahhabi-Deobandi money and ideology from Waziristan is the principal source of radicalization of Thai Muslims.

In the wake of the July 2005 London Tube bombings by British-bred Muslims with strong ties to Pakistan, General Musharraf officially banned any non-Pakistani students from studying in his country's toxic madrassahs. Unofficially, life went on much as before. That's another advantage of the no-state solution: In effect, the Islamists move Western allies into the field of fire. The roots of many problems from the Horn of Africa to Iraq to Southeast Asia to northern England lie in the Pakistani tribal lands, but Washington has no desire to add to General Musharraf's woes. Likewise, the king of Thailand's increasingly nominal sovereignty over Pattani and the "government" of "Lebanon"'s over Hezbollahstan provide similar cover.

And what of the other end of the ideological pipeline? East is East and West is West and ne'er the twain shall meet, but Kipling never saw Heathrow and Manchester airports when the flights land bearing Pakistani wives from the old villages for young Muslim husbands in Bradford and Leeds and Birmingham and Bristol. There, too, is another no-state solution in the making.

Do you know Thomas P. M. Barnett? He's a very successful author, wonderfully optimistic and full of terrific technocratic advice on how to integrate the "gap" — the collapsed fringes of the map — into the functioning "core." I'm a pessimist. If the fellows who run the Western world took Dr. Barnett's advice, things would be swell. But in practice it's very difficult to crank the State Department or the EU into action, and by the time they move it's too little, too late. And those crises that don't even make the headlines, like the Buddhist villages of southern Thailand, will bleed quietly to the dark fringes. Where's Richard Gere's Oscar-night speech when you need it?

MARK STEYN

Life Is Not a Bumper Sticker

National Review, March 5, 2007 Edition (Happy Warrior)

I have the most professional publishers I've ever had. Regnery, that is. They're in the business of shifting product in large quantity, and to that end they've had me staggering from one radio or TV interview to another for months on end, plugging my book on the dangerously enfeebled state of Western civilization. Mostly to the usual suspects, I have to admit: Fox, right-wing talk radio, and so on. But a few weeks ago I suggested to my publicist that, much as I enjoyed taking calls that began, "Your book is the best book I've read in my entire adult life," I wouldn't mind doing a few shows from the other side, down the NPR-PBS end of things.

My publicist pursed her lips. "We could book you on those shows," she said. "But I'm not sure it's a good idea."

"Don't worry, I can handle it," I insisted. "It'll keep me sharp, on my toes, thinking on my feet, responding vigorously to hostile questioning."

"I didn't mean that," she said. "I meant going on those shows doesn't sell a lot of books." As she sees it, your nutso right-wing author does ten minutes on WZZZ Hate-Talk AM at three in the morning and the local Borders sells out the next day. Whereas he's interviewed for an hour by Terry Gross on NPR and it sends precisely two listeners out to their bookstore, and only to buy that Andrew Sullivan doorstopper on everything that's gone wrong with conservatism.

"It's not about sales," I protested. "What profiteth it a man if he maketh a gazillion bucks but loseth hith entire thivilithathion?" As she wiped the Niagara of saliva off her face, I explained that we can't keep preaching to the choir, we've got to try to persuade folks of the merits of the case, etc. Well, she promised to do her best, and so I've found myself taking the first tentative steps into the hostile territory of various public-radio shows.

And a bit dispiriting it is, too. I don't mind the conspiracy guys and the all-about-oil obsessives. That's all good fun. But what befuddles me are the callers who aren't foaming and partisan but speak in almost eerily calm voices, like patient kindergarten teachers, and say things like "I find it very offensive that your guest can use language that's so hierarchical" — i.e., repressive Muslim dictatorships are worse than pluralist Western democracies — and "We are confronting violence with violence, when what we need is nonviolent conflict resolution that's binding on all sides" — i.e. . . . well, i.e., whatever.



Fortunate in his enemies
KPA/Zuma

Half the time these assertions are such enervated soft-focus blurs of passivity, there's nothing solid enough to latch on to and respond to. But when, as they often do, they cite Martin Luther King or Mahatma Gandhi, I point out that we're not always so fortunate as to find ourselves up against such relatively benign enemies as British imperial administrators or even American racist rednecks. King and Gandhi's strategies would not have been effective against fellows who gun down classrooms of Russian schoolchildren, or self-detonate at Muslim weddings in Amman, or behead you live on camera and then release it as a snuff video, or assassinate politicians and as they're dying fall to the ground and drink their blood off the marble. Come to that, King and Gandhi's strategies would not have been effective against the prominent British Muslim who in a recent debate at Trinity College, Dublin, announced that the Prophet Muhammad's message to infidels was "I come to slaughter all of you." Good luck with the binding nonviolent conflict resolution there.

And at that point there's usually a pause and the caller says something like "Well, that's all the more reason why we need to be even more committed to nonviolence." Or as a lady named Kay put it: "We have a lot of work to do then so that some day a long way down the road they won't want to slaughter us."

There may, indeed, come a day when they won't want to slaughter us, but it may be because by that day there's none of us left to slaughter. She had just told me that "we're all in this together. I don't care if you're Jewish, Christian, Muslim, Buddhist." Good for you. Unfortunately, they *do* care. In Gaza, in Sudan, in Kashmir, in southern Thailand, they care very much. But the great advantage of cultural relativism is that it absolves you of the need to know anything. For if everything's of equal value, why bother learning about any of the differences?

On the whole I prefer those Americans who tune out the foreign-policy bores for wall-to-wall Anna Nicole Smith coverage: At least they've got an interest — ask them about the latest scoop on the identity of the father of her child and they'll bring you up to speed. By contrast, a large number of elite Americans are just as parochial and indifferent to the currents of the age; the only difference is that they choose to trumpet it as a moral virtue. And you can't avoid the suspicion that, far from having "a lot of work to do," a lot of us are heavily invested in a belief in "pacifism" because it involves doing no work at all — apart from bending down once every couple of years and slapping the "CO-EXIST" bumper sticker on your new car.

Or as I said somewhat tetchily to one caller, "Life isn't a bumper sticker." Which, come to think of it, would make rather a good bumper sticker.

HOMELAND INSECURITY

Al-Qaida warns Muslims: Time to get out of U.S.

Afghan terror commander hints at big attack on N.Y., Washington

Posted: September 17, 2006

Worldnetdaily.com

The new al-Qaida field commander in Afghanistan is calling for Muslims to leave the U.S. - particularly Washington and New York - in anticipation of a major terror attack to rival Sept. 11, according to an interview by a Pakistani journalist.

Abu Dawood told Hamid Mir, a reporter who has covered al-Qaida and met with Osama bin Laden, the attack is being coordinated by Adnan el-Shukrijumah and suggests it may involve some form of weapon of mass destruction smuggled across the Mexican border.

"Our brothers are ready to attack inside America. We will breach their security again," he is quoted as saying. "There is no timeframe for our attack inside America; we can do it any time."

As WND has previously reported, el-Shukrijumah is a trained nuclear technician and accomplished pilot who has been singled out by bin Laden and Ayman al-Zawahiri to serve as the field commander for the next terrorist attack on U.S. soil.

The terrorist was last seen in Mexico, where, on Nov. 1, 2004, he allegedly hijacked a Piper PA Pawnee cropduster from Ejido Queretaro near Mexicali to transport a nuclear weapon and nuclear equipment into the U.S., according to Paul Williams, a former FBI consultant and author of "The Dunces of Doomsday."

"He is an American and a friend of Muhammad Atta, who led 9/11 attacks five years ago," said Dawood. "We call him 'Jaffer al Tayyar' (Jafer the Pilot); he is very brave and intelligent. (President) Bush is aware that brother Adnan has smuggled deadly materials inside America from the Mexican border. Bush is silent about him, because he doesn't want to panic his people. Sheikh Osama bin Laden has completed his cycle of warnings. You know, he is man of his words, he is not a politician; he always does what he says. If he said it many times that Americans will see new attacks, they will definitely see new attacks. He is a real mujahid. Americans will not win this war, which they have started against Muslims. Americans are the biggest supporters of the biggest terrorist in the world, which is Israel."

Dawood said he was currently conducting operations in Afghanistan under the leadership of the Taliban. He warned of a series of upcoming suicide bombings there directed against government and coalition forces during Ramadan.

He is also quoted as saying the next attack in America will not be conducted by people like Atta.

"We have a different plan for the next attack," he told Mir. "You will see. Americans will hardly find out any Muslim names, after the next attack. Most of our brothers are living in Western countries, with Jewish and Christian names, with passports of Western countries. This time, someone with the name of Mohamed Atta will not attack inside America, it would be some David, Richard or Peter."

He said there will be another audio message from bin Laden aired within the next two weeks.

Mir reportedly interviewed Dawood Sept. 12 at the tomb of Sultan Mehmud Ghaznawi on the outskirts of Kabul. Dawood and the al-Qaida leaders who accompanied him were clean-shaven and dressed as Western reporters. The al-Qaida commander had contacted Mir by cell phone to arrange the meeting.

"You have witnessed the brutality of the Israelis in the recent 34-day war against Lebanese civilians," said Dawood. "9/11 was a revenge of Palestinian children, killed by the U.S.-made weapons, supplied to Israel. The next attack on America would be a revenge of Lebanese children killed by U.S.-made cluster bombs. Bush and (British Prime Minister Tony) Blair are the Crusaders, and Muslim leaders, like (Pakistani President Pervez) Musharraf and (Afghani President Hamid) Karzai are their collaborators. We will teach a lesson to all of them."

El-Shukrijumah was born in Guyana Aug. 4, 1975 - the firstborn of Gulshair el-Shukrijumah, a 44-year-old radical Muslim cleric, and his 16-year-old wife. In 1985, Gulshair migrated to the United States, where he assumed duties as the imam of the Farouq Mosque in Brooklyn.

The mosque, located at 554 Atlantic Avenue in Brooklyn, has served as a hive for terrorist activities. It has raised millions for the jihad and has served as a recruiting station for al-Qaida. Many of the planners of the 1993 attack on the World Trade Center, including blind Sheikh Omar Abdel Rahman, were prominent members of this notorious "house of worship."

In 1995, the Shukrijumah family relocated to Miramar, Fla., where Gulshair became the spiritual leader of the radical Masjid al-Hijah Mosque, and where Adnan became friends with Jose Padilla, who planned to detonate a radiological bomb in midtown Manhattan; Mandhai Jokhan, who was convicted of attempting to blow up nuclear power plants in southern Florida; and a group of other home-grown terrorists.

Adnan Shukrijumah attended flight schools in Florida and Norman, Oklahoma, along with Mohammad Atta and the other 9/11 operatives, and he became a highly skilled commercial jet pilot, although he, like Atta and the other terrorists, never applied for a license with the Federal Aviation Commission.

In April 2001, Shukrijumah spent 10 days in Panama, where he reportedly met with al-Qaida officials to assist in the planning of 9/11. He also traveled to Trinidad and Guyana, where virulent al-Qaida cells have been established. The following month, he obtained an associate's degree in computer engineering from Broward Community College.

During this time, he managed to get passports from Guyana, Trinidad, Saudi Arabia, Canada and the United States, according to Williams. He also began to adopt a number of aliases, including Abu Arifi, Jafar al-Tayyar, Jaafar At Yayyar, Ja'far al-Tayar, and Mohammed Sher Mohammed Khan (the name that appeared on his official FBI file). He traveled to Saudi Arabia and Pakistan, where he met with Ramzi Binalshibh, Khalid Sheikh Mohammed, and other members of the al-Qaida high command. He also spent considerable time within al-Qaida camps in Afghanistan, where he received training in explosives and special operations.

Following 9/11, el-Shukrijumah was reportedly singled out by bin Laden and al-Zawahiri to spearhead the next great attack on America. One plan was for a nuclear attack that would take place simultaneously in seven U.S. cities, leaving millions dead and the richest and most powerful nation on earth in ashes.

"Muslims should leave America," said Dawood. "We cannot stop our attack just because of the American Muslims; they must realize that American forces are killing innocent Muslims in Afghanistan and Iraq; we have the right to respond back, in the same manner, in the enemy's homeland. The American Muslims are like a human shield for our enemy; they must leave New York and Washington."

Mir, the journalist, has reported previously that al-Qaida has smuggled nuclear weapons and uranium into the U.S.

"I am saying that Muslims must leave America, but we can attack America anytime," he said. "Our cycle of warnings has been completed, now we have fresh edicts from some prominent Muslim scholars to destroy our enemy, this is our defending of Jihad; the enemy has entered in our homes and we have the right to enter in their homes, they are killing us, we will kill them."

ATT. Q

Symposium: Al Qaeda's Nukes

By Jamie Glazov
FrontPageMagazine.com | October 27, 2006


Al Qaeda's Nukes

[Securing the United States from terrorist attack will be the focus of the upcoming America's Truth Forum symposium, 'Understanding the Threat of Radical Islamist Terrorism,' taking place in Las Vegas this November 10th and 11th. Dr. Harvey Kushner, Dr. Paul Williams and Hamid Mir will be participating at this event. Go to http://www.americastruthforum.com/ for more details or contact Jeffrey Epstein at (866) 709-3474.]

Just recently, an al-Qaeda field commander in Afghanistan called for Muslims to leave the U.S., particularly the cities of Washington and New York. Some reports suspect that this call is a warning about a potential nuclear attack on the U.S.

Does Al Qaeda have nuclear capability? If not, is it on the verge of acquiring it? What dangers do we face in this context? Is a jihadist WMD attack on U.S. territory an inevitability? What can we do to prevent this horror?

To discuss this issue with us today, Frontpage Symposium has assembled a distinguished panel of experts. Our guests are:

David Dastych, international journalist for over 40 years, now operating his own media agency in Poland. A former Polish covert intelligence agent, he joined the CIA in South Vietnam (1973-1987). Jailed in Poland for his work against the USSR, the Warsaw Pact and communist interests (1987-1990), he was given an eight 8 years' sentence, but communism collapsed in 1989 and he was released. He monitored illegal nuclear trades for an Israeli organization from 1992-1994.

Hamid Mir, a Pakistani journalist who has more than 18 years experience in covering conflicts and wars in Afghanistan, Kashmir, Bosnia, Chechnya, Sri Lanka, Iraq and Lebanon. He has interviewed Osama bin Laden three times. He is an expert on Al Qaeda's nuclear ambitions and has traveled to Russia, Uzbekistan, Iran and Syria in his research work. He is currently working with Geo TV in Islamabad and writing for Jang Group of Newspapers.

Paul Williams, a journalist and the author of *The Al Qaeda Connection: International Terrorism, Organized Crime, and the Coming Apocalypse; The Vatican Exposed: Money, Murder, and the Mafia;* and *Osama's Revenge: The Next 9/11—What the Media and the Government Haven't Told You*. He has served as a consultant for the FBI, as editor and publisher of the *Metro* in Scranton, Pennsylvania, and as an adjunct professor of humanities at the University of Scranton.

and

Harvey W. Kushner, Ph.D., the chair at a major university department of criminal justice. He advises and trains a number of federal agencies and appears regularly in the media. Kushner is a contributing editor for FamilySecurityMatter.org. He is the author of many books on terrorism, including the award-winning *Encyclopaedia of Terrorism* and the widely quoted *Holy War on the Home Front: The Secret Islamic Terror Network in the United States.*

FP: David Dastych, Harvey W. Kushner, Paul Williams, and Hamid Mir, welcome to Frontpage Symposium.

Paul Williams, let's begin with you.

What are the dangers we face right now in terms of a WMD attack by Al Qaeda or another Islamist entity?

Williams: The danger is very real. Accounts of the al Qaeda nukes first appeared in such reputable newspapers as The Jerusalem Report and The London Times, and Arabic magazines, including al-Watan al-Arabi and al-Majallah. These sources verified from British, Israeli, and Russian intelligence sources that bin Laden had purchased tactical nuclear weapons from the Chechen Mafia in 1996.

In subsequent years, the foreign press and intelligence sources, including the CIA, have been able to verify additional sales of off-the-shelf nukes and nuclear materials (highly enriched uranium and plutonium) from the former Soviet Union to al-Qaeda. The sellers included not only by the Chechens but also the Russian Mafia and black-marker arms-dealers, such as Semion Mogilevic from the Ukraine. Such information can be obtained by any journalist with a telephone, a computer, and a library card.

These sales to al-Qaeda have been verified by a host of weapons inspectors, including Hans Blix, former director general of the UN's International Atomic Energy Agency.

They were even verified by bin Laden and al-Zawahiri in their pronouncements that they have obtained a small arsenal of nuclear weapons from black-market sources.

But these sales are not the scary part. That comes from the ties between bin Laden and Dr. A. Q. Khan and the fact that over 20 nuclear scientists and technicians from Khan's research laboratories in Pakistan worked with al-Qaeda on a regular basis to maintain and modify the weapons that had been purchased and to develop other weapons, including highly portable "bespoke nukes."

Dr. Mahmood and Dr. Majeed, two of the leading officials at the Khan facility, confessed to CIA and ISI interrogators that they participated in al-Qaeda's nuclear projects. The fact that the Chechens possessed the nukes should be no surprise to any reporter or investigator. In 1995, the Chechens under Com. Shamail Basayev planted a radiological bomb in Izmailovsky Park near Moscow. The bomb was made of cesium-137, and, if detonated, would have killed thousands of Russians. This incident represented the first case of a nuke to be deployed as a weapon of terror. Later that same year, Dzokhar Dudayev, the leader of the Chechen Mafia, offered to sell his collection of nuclear weapons to the United States in exchange for U. S. recognition of Chechnya's independence. The Clinton Administration declined and so the weapons were sold to al-Qaeda.

More importantly, there is empirical proof that al-Qaeda possesses nukes. In 2000, British agents posed as recruits from a London mosque to infiltrate al-Qaeda training camps in Afghanistan. In Herat, they saw nuclear weapons being manufactured. Similarly, an al-Qaeda operative was arrested while crossing the Allenby Bridge toward the checkpoint at Ramallah in Israel in a rusty old Volkswagen van. Within the van, Mossad discovered a bomb which turned out to be a highly sophisticated plutonium-implosion device with an explosive yield of 10 kilotons (equivalent to the bomb dropped on Hiroshima). There are more examples of tangible proof, including the canister of uranium 238 that U.S. military officials discovered in a lead canister in Kandahar at the outset of Operation Enduring Freedom.

Few military and intelligence officials question bin Laden's ability to launch his plan for the American Hiroshima. Gen. Eugene Habiger, former Executive Chief of Strategic Weapons at the Pentagon, said that an event of nuclear mega-terrorism on U. S. soil is "not a matter of if, but when." During the 2004 presidential debates, President Bush and Sen. Kerry said that nuclear weapons in the hands of terrorists represent the greatest danger facing the American people, while Vice President Cheney, on the campaign trail, warned that a nuclear attack by al-Qaeda appears imminent. Before leaving office, Attorney General John Ashcroft and Homeland Security Director Tom Ridge both voiced that belief that al-Qaeda's plan to nuke cities throughout the country soon might come to fruition.

From the private sector, Warren Buffet, who establishes odds against cataclysmic events for major insurance companies, concluded that an imminent nuclear nightmare within the United States is "virtually a certainty." From the academic community, Dr. Graham Allison, director of Harvard University's Belfer Center for Science and International Affairs, said: "Is nuclear mega-terrorism inevitable? Harvard professors are known for being subtle or ambiguous, but I'll try to the clear. 'Is the worst yet to come?' My answer: Bet on it. Yes." Finally, from the mainstream media, Bill Keller, editor of The New York Times, concluded that the only reason for thinking a nuclear attack won't happen is because "it hasn't happened yet," adding that such reasoning represents "terrible logic." And so, the message has been delivered but few are listening, and the threat is real but precious little is being done to avert it.

Kushner: Dr. Williams is on point. He carefully describes why we should take measures to deal with a potential American Hiroshima. Thinking about the unthinkable is necessary given the mindset of our enemy—radical Islam.

Dr. Williams is also on point when he concludes that "precious little is being done to avert" an American Hiroshima. We are more than five years past the terrorist attacks of 9/11 and millions of steel-frame ocean-going containers enter our port without inspection. These 20- and 40-foot containers are crammed with everything from furniture to parts for General Motors, and they can weigh as much as 30 tons each. Each one has a potential to contain a weapon of mass destruction that could be detonated when the ship reaches an American port or offloaded and transported to be detonated in one of our major cities.

Customs and Border protection has stepped up inspections of incoming containers—from 2 percent to approximately 4 percent of the total. Four percent of 8 million means 320,000 get inspected—and 7,680,000 do not. Government officials argue that they look at 100 percent of those that are high risk.

That is not a comforting thought when you consider that terrorists have already used such containers for transport. In 1998, an al Qaeda vessel transported explosives into Mombassa that were used in the East African embassy bombings. And in October 2001, a container headed for Toronto was opened during a stop in Italy. Authorities found inside a suspected al Qaeda member who fitted the liveable container forged documents, electronics equipment, and blueprints and floor plans or a number of facilities throughout North America.

In 2003, Undersecretary for DHS Asa Hutchinson told Congress, "If terrorists used a sea container to conceal a weapon of mass destruction and detonated it on arrival at a port, the impact on global trade and the global economy could be immediate and devastating—all nations would be affected."

Yes, Dr. Williams is on point—we are doing precious little to counter the threat of an American Hiroshima.

Dastych: Thank you for inviting me to this panel. I happen to know and to work closely with Mr. Mir and Dr. Williams, and I know about Dr. Kushner's achievements. To me a nuclear threat to the United States, posed by al Qaeda, is real. The "American Hiroshima" plan, conceived by Osama bin Laden, is at least 10 years old. The information, summarized here by Dr. Williams, is well documented in several of his books.

I have only one remark: Dzokhar Dudaev, before he was killed by a Russian missile, was President of Islamist Chechnya, and before he was a commander of a squadron of Soviet nuclear-bomber planes and a GRU agent. His offer to sell tactical nukes to the U.S. had a political purpose, but President Clinton had no intention to recognize free Chechnya. There were other means to purchase Dudaev's nukes, and not to provoke Russia.

In the 1990's, I had a chance to follow some illegal nuclear deals between Russia (and other post-Soviet states) and other countries, seeking nuclear materials or weapons. I must say that most of these deals were controlled by the Russian special services, the GRU (Military Intelligence) in particular.

Osama bin Laden is not a day-dreamer. He made all possible efforts to obtain nuclear materials and tactical weapons, and to hire Russian and other scientists and technicians to maintain and develop his "small nuclear arsenal".

The most dangerous connection is not between al Qaeda and the Chechen, or other mafias, but between al Qaeda and the former (or current) members of the Russian Intelligence. And this connection is an established fact, right on American soil. If the Russian Government wanted to convince the U.S. Government of their clean and non-hostile intentions, let them expose the locations of the KGB and GRU nuclear demolition charges, hidden on the territory of the United States. This act could be a great help to the American anti-terrorist activity, and to the protection of the American people.

FP: The Russians have nuclear demolition charges hidden on U.S. territory? What does this mean exactly? Some critics would say that this is just a pie-in-the-sky scare tactic and there is no evidence of this of any kind.

Hamid Mir what are your thoughts about this allegation and possibility?

Mir: Thank you for inviting me to this discussion. I came to know about the nuclear ambitions of Al Qaeda in 1998 when I interviewed Osama bin Ladin the second time in Afghanistan. One ex-Soviet scientist travelled with me from the Pakistani border to Kandhar. Al Qaeda operatives told me that he was looking after their nuclear program. I laughed at their claims. Then I asked Osama about his nuclear ambitions, but he ignored my question at that time. I asked my question again in November 2001 and at that time Osama confirmed that he had nukes.

In the next few years, I came to know that Al Qaeda had a big brigade of nuclear and chemical experts who conducted a dirty bomb test in the mountains of Kunar in 2000. Another Al Qaeda operative, Abu Hamza Al Jazeeri confirmed to me in Afghanistan in

2005 that Al Qaeda had links with Soviet nuclear experts. He visited Ukraine many times between 1995 and 1998 to negotiate with a nuclear scientist. Abu Hamza said that Osama sent special envoys to Russia, Kazakhstan and Uzbekistan to contact ex-Soviet agents for their WMD's hidden in Western countries. I think these links are not sponsored by the Russian government; they are private links.

Nobody should underestimate the nuclear threat of Al Qaeda. This threat is not serious only for USA but to all the members of international coalition against terrorism. Osama determined to organize another attack bigger than 9/11.He will try his best to break his own record made on 9/11.

FP: If Osama has nukes, what is he waiting for? And can the panelists expand on the evidence that the Soviets hid WMDs in Western countries?

Williams: A defining characteristic of bin Laden is patience. His favorite Islamic verse is as follows: "I will be patient until Patience is outworn by patience."

He started plotting the 1998 bombings of the U.S. embassies in Kenya and Tanzania when he was in the Sudan in 1993; the attack of the USS Cole was more than two years in the making and eight years passed between the first attack on the World Trade Center and the second.

The planned American Hiroshima is enormous in scope. It requires not only development and (in some cases) rebuilding of the weapons along with codification for detonation but also forward deployment, site preparation and precise strategic coordination with scattered cells.

Why the wait? Bin Laden will not allow the attack to take place unless there is certainty of success. His entire resources (including the gains from the poppy fields) have been spent on this operation. After scrutinizing the situation and analyzing the data, Bill Keller, editor of The New York Times, said that the "best reason" for thinking that the nuclear attack by al-Qaeda will NOT happen is because "it hasn't happened yet," adding this conclusion represents "terrible logic."

I agree with him.

Bin Laden can't sit on these weapons for years. They require constant maintenance. At any given time, a tactical nuke exudes a temperature in excess of 100 degrees Fahrenheit. This means that they are prone to oxidation and rust. Moreover, the triggers that emit large quantities of neutrons at high speeds decay rapidly and have short half-lives – most would become useless without maintenance in less than four months. The nuclear cores also are subject to decay and over the course of several years would fall below the critical mass threshold. Though the shells that encase the cores are the most durable parts of the weapons, they, too, are subject to contamination. The tritium used to compensate for the required amount of conventional explosives to compress the fissile core within the compact devices is less of an issue since it has a half-life of 12.3 years. Taking all things into consideration, the attack should occur within the near future.

Regarding the question of buried nukes, Curt Weldon (R-PA), Chairman of the House Armed Services Subcommittee, announced in 1999 that the Soviets had planted a number of such weapons at strategic locations throughout the U. S. These weapons, Weldon argued, were to be recovered when the Cold War became hot and were to be used for the blowing up of dams, power stations, telecommunications centers, and landing strips for Air Force One. "There is no doubt that the Soviets stored material in this country," Weldon said. "The question is what and where."

Two years later, Congressman Weldon's statement about the buried nukes was verified by Col. Stanislav Lunev, the highest-ranking military spy to defect from the Soviet Union and the leading confidential source on Russia's nuclear arsenal. Lunev told a Congressional committee that nuclear suitcase bombs, indeed, had been buried in the U. S., although he could not pinpoint the exact locations. Such information, Lunev said, remains secret since Russian officials remain convinced that a nuclear conflict between Russia and the U. S. remains "inevitable" despite the collapse of communism and the spirit of perestroika. The colonel concluded his remarks by saying: "And just now what we are talking about, location of technical nuclear devices, these places we have selected extremely carefully for a long, long period of time, and to believe it is possible to find these places just like that without using extremely, extremely large resources of the country, I don't think that it would be realistic until the Russian government, which still has the keys to these locations, will disclose their locations."

Col. Lunev's comments could be dismissed as less than credible, save for the fact that his testimony was upheld by Vasili Mitrakhin, who served as a chief archivist for the KGB. Mitrakhin confirmed to the same committee that secret stockpiles of suitcase nuclear devices had been buried in upstate New York, California, Texas, and Minnesota. FBI Director Louis Freech, in the wake of these reports, ordered a team of nuclear technicians to excavate several sites around Brainerd. The findings of the excavations remain confidential.

Belgian officials, however, testified that they had found three secret depots with radio sets and tactical nukes that had been buried in Belgium by the Soviets during the Cold War.

The number of nukes that remain buried in the United States is anyone's guess. The Soviets produced more than seven hundred portable tactical nukes for the KGB in the thirty year period from 1960 to 1990. These weapons were placed under the care of SPETZNAZ technicians for deployment and detonation. Many of these technicians, during the 1990s, were sought out and employed by al Qaeda.

The threat of the buried nukes is contingent on maintenance. Did these nukes receive proper care? If not, they pose no significant threat to national security. For example, the triggers that emit large quantities of neutrons at high speeds would decay rapidly causing the bomb to produce a pop rather than a boom.

Of infinitely greater concern are the "bespoke nukes" that were developed for al Qaeda by Russian and Chinese scientists and officials from the A. Q. Khan Research Facility. These weapons were developed for the American Hiroshima and received loving care from bin Laden and company.

FP: This is all extremely frightening and depressing.

One hope is that the Soviet nukes on our territory, if they are there, have turned into duds due to lack of maintenance.

But in general, is there any room for optimism here? Any hope that the ultimate nightmare can be stopped somehow?

Kushner: Dr .Williams, Mr. Dastych, and Mr. Mir do indeed paint a very ominous picture. Can we stop this nightmare? Do we hope that missing cold-war nukes are no longer capable of inflicting catastrophic damage?

Yes, we can ponder these questions. We do.

In my latest book, "Holy War on the Home Front," I write about the Buddhist parable of three blind men asked to describe an object by touch. In describing an elephant, the blind man holding the tail says it's a snake, the man holding the trunk says it's a giraffe, and the one holding the leg says it's a tree stump. None could assembler the "whole" from its separate "pieces." In the same way, it's time we stopped allowing the whole of Islam's Holy War on America to be described by politicians, journalists, and others familiar with only part of it.

The only explanation as to why we continue to ignore radical Islam in America is that demands of political correctness has made us so afraid of being branded racists that we force ourselves to be color blind, identity blind, and gender blind till we end up, quite simply, totally blind.

The rules changed on 9/11. It was radical Islam's signal that from that day on, all weapons of terror, including nuclear weapons, could and would be used, and that the fight is to the death.

We have to stop fighting the Holy War with a Cold War mentality; stop radical Islam from using our constitutional rights to shield itself; make sure that none of the millions of ocean cargo containers coming to the United States contains a nuclear weapon; and hold our elected officials to one simple unambiguous standard—results.

Had 9/11 not alerted America to the terrorists within it, had the terrorists waited just a few more years, radical Islam inside this country would have reached its goal: America riddled with a fully operational terrorist infrastructure, an environment where Islamic network agents' homes held nuclear weapons instead of guns, and enough radical Muslim operatives and traitors to undermine this country form within—and they may be closer to it than we think.

Dastych: I agree with Dr. Kushner that we have to stop fighting a terrorist war (Holy War? Jihad?) with an obsolete Cold War mentality. And what is that Cold War mentality? It is a strong belief, formed over the last 61 years, since the first American nuclear test on the 16th of July 1945, that the nuclear proliferation can be controlled by the major state powers.

Even during the Cold War, the U.S.A. and the USSR couldn't help to prevent communist China, India, Pakistan and Israel from obtaining their own nuclear weapons. On the opposite end, the great powers were sometimes instrumental in the promotion of the nuclear proliferation to regional state powers, like France - to Israel, USSR - to India, China - to Pakistan; and recently a regional power: Pakistan to North Korea (through Dr. A.Q. Khan's network).

Efforts were made to persuade other countries to abandon their nuclear ambitions. There were two principal ways of doing so: either by force (by an Israeli attack on the Osirak reactor in Iraq) or by peaceful means, like a conciliatory mission of an Israeli nuclear expert, the late Shalheveth Freier, in Argentina and Brasil, or a voluntary resignation of the nuclear weapons, declared by Nelson Mandela in South Africa, or - recently - by a combination of pressure and persuasion applied to Gaddafi's Libya by the United States. But none of these methods worked in case of North Korea, and probably they also won't work in Iran.

The very fresh, October 9, nuclear test performed by North Korea could begin a "new era" of uncontrolled nuclear proliferation, probably leading to war. And then, the non-state factor: international terrorism. My own experience of the 1990's in monitoring a part of the illegal nuclear market, Mr. Mir's eyewitness encounters with Osama bin Laden, Dr. Ayman al-Zawahiri and a number of other Jihadists, and Dr. Williams' years of careful research into the problem of nuclear terrorism, menacing the United States - lead me to a rather sinister conclusion: it can't be stopped by methods that could work in the Cold War era.

Since 1945, there were carried out over 2,000 nuclear tests - all by sovereign states. From 1946 until 1983, there happened 16 nuclear crises, including such serious cases as the Cuban Missile Crisis of 1962, or the Middle East crisis of 1973. In that time, the World survived 107 months of crises, involving threats by nuclear weapons, and lasting from one day (Iran 1946) to 24 months (USA-USSR confrontation in 1983). The great majority of these crises were overcome by the nuclear showmanship of the United States, and only two times (Suez 1956, and Cuba 1962) by an agreement of the U.S. and USSR, following strong demonstrations of nuclear capability of the two super-powers.

Thank God, all these crises never produced a nuclear war, even we had been very close to it. But the present situation is much worse: it's a chaotic world, with the United States as a lone-star super-power, and with Russia and China as the nuclear proliferators and rivals of the U.S.A. Yet, I hope that much can be done to improve our security and to prevent an uncontrolled outburst of a local or regional nuclear war. First of all, we have to fight on the media front: to remove the cowardly and completely unnecessary "political correctness" that prevents the main stream media from reporting the truth about the present nuclear danger.

People in America, and in the West as such, should be informed, timely and precisely, about real and inevitable threats, posed by terrorists and by terror-sponsoring states. But this information has to be verified and supported by specialists. It's a big error, for example, that so few nuclear physicists and other experts display courage and speak up in the media, in stead of taking cover behind the Government's secrecy. In fact, as the nuclear terrorism is concerned, I know only one competent and famous nuclear physicist, who dared to present his views openly: Dr. Sam Cohen, the inventor of the neutron bomb.

To conclude: I am not in favor of "scare-mongering" and of linking the present nuclear terrorist threat to Bible prophecies of "Doomsday" or "Armageddon". This is silly and primitive. The information must be rational, well targeted and timely, if possible, it should be backed by specialists - nuclear scientists and engineers. It should also go through a number of trustworthy media channels, even if it were transferred through the Internet. Ordinary people may be of great help in the process of prevention of terrorist nuclear attacks. But they must be told what to do. A personal remark: after a series of my own articles, and the joint ones, written with Dr. Williams, I am still receiving dozens of e-mails from ordinary people in the United States, Canada and Europe, and even from Muslim countries and Japan. These people usually ask: what should we do? How could we save ourselves? It's our primary task to reply to them, and to tell them that the nuclear threat is not the end of the World.

Mir: I am always very careful in speaking and writing about "American Hiroshima". I am against making sweeping statements. I don't have any evidence that Al Qaeda has access to Russian WMDs hidden in the U.S., but I have met more than two Al Qaeda operators who were involved in the purchase of suitcase nukes from Russia between 1998 and 2001. I am sure that Al Qaeda is prepared to organize new attacks inside USA not only with some suitcase nukes but also with some dirty bombs. I don't want to repeat my mistake of 1998.

What was that mistake? OBL told me in May 1998 that he will attack the U.A. I just ignored his threat. Within three months of my second interview with him, he attacked U.S. embassies in Africa in August 1998. I thought that this was the end but then he attacked the USS Cole in Yemen in 2000. Finally he organized 9/11. Now he is saying that he will attack USA again. I will not underestimate him this time. He is definitely making claims of new attacks after some preparations.

Right now he is succeeding without attacking inside the U.S. September 11 killed around 3000 people. Most of them were innocent civilians, but after 9/11 the U.S. has lost around 3000 soldiers in Iraq and Afghanistan without gaining anything. I think the U.S. has lost its war against terror.UK Generals want to come back from Iraq, French Generals are looking for some excuses to come back from Afghanistan. OBL is waiting for more hatred to spread, he will be the ultimate beneficiary of the hatred because this time he wants to become a hero after an attack bigger than 9/11. He would not like to be condemned at least by Muslim masses and that is why he wants Muslims to leave the U.S. After another attack he can say that he is not responsible for the killing of Muslims in the U.S. because he warned them but they never listened.

We have to take his threats seriously and we must try to prevent another attack bigger than 9/11 because another attack inside the U.S. may destabilize the international peace. It may be the beginning of a clash between two civilizations and that is what OBL is dreaming from many years. Would you like to play in his hands?

FP: If you are speaking to me, no I don't think we should play into Osama's hands, and I don't think anyone in the Bush administration wants to do that. I hear a lot of criticism here of U.S. policy in the subtext yet no real alternatives to what needs to be done. With all due respect, I am not sure what you mean when you say that "most" of the victims of 9/11 were "innocent civilians." Who amongst the victims *was not* innocent if you don't mind me asking?

I think it is a bit premature to say that the U.S. has lost its war against terror. The war is on. Two ruthless tyrannies have been overthrown. My question is: do you wish for a U.S. victory in the war on terror? Moreover, what solutions do you propose for the conflicts in Iraq and Afghanistan? Surely you see the disaster and tragedy -- and bloodbath -- that will follow if the U.S. extricates itself overnight?

Mir: I think that all the civilians killed on 9/11 were innocent but there were some military people who lost their lives after an attack on Pentagon the same day. Their status was different from the civilians. Al Qaeda and US military have been fighting against each other from 1993. US military and Pakistani military was together in Somalia in 1993 where Al Qaeda killed more than 20 Pakistani soldiers. All the civilians who were killed in Iraq and Afghanistan by US bombing after 9/11 were also innocent but the status of Taliban and Al Qaeda fighters killed by US bombings have a different status.

The problem between Osama bin Laden and the U.S. started after the first Gulf war of 1990. Osama wanted to fight against Saddam Hussein but the Saudi government invited US troops into their lands. The presence of US troops on Saudi soil provided Osama an opportunity to exploit the situation and he announced a Jihad against the U.S.

Now Saddam is arrested, so what is the use of US troops on Saudi soil? Are they promoting democracy in Saudi Arabia? No sir, they are protecting a tyrannical regime of a country where women are banned to drive even vehicles. Don't give me this lesson that US troops have liberated Iraq and Afghanistan in the last five years. They have not contained terror. They have promoted and produced more terror, more hatred and more insecurity.

US policies have provided Al Qaeda a new breeding ground in Iraq. The war against terror was started against those who masterminded the 9/11 attacks. The Taliban and Al Qaeda were on the run in 2002, but after the US invasion of Iraq in 2003,the Taliban and Al Qaeda started regrouping in Afghanistan.

Most of the Al Qaeda fighters migrated to Iraq, like Abu Masab al Zarqawi and established new training camps there. Today Al Qaeda is training hundreds of young people in Iraq and the Taliban are also back in Afghanistan. Come and visit Afghanistan with me, you will see that who is winning this war. There were no suicide attacks in Pakistan and Afghanistan before 9/11, but now we see suicide attacks every day.

If the suicide attacks are increasing, if the British and Pakistani troops are trying to make peace deals with Taliban, I am not ready to believe that anybody is winning the war against terror. The world is becoming more unsafe day by day. Several days ago, two rockets with detonators were found just few hundred meters away from my office, which is very close to the President's house in Islamabad. I was working in my office that day, when rockets were found. I felt that I am living in the most unsafe place. The boys who were arrested in the suspicion of placing rockets close to Musharraf's office are young medical students. Who radicalised their minds? They were not graduated from religious schools; they just developed hatred out of bad U.S. policies.

The war against terror was not started against two regimes; it was started against Osama bin Ladin and Al Qaeda. Have you arrested or killed Osama? Have you wiped out Al Qaeda? Have you got any WMD's in Iraq? You have only increased the support of Al Qaeda in the Muslim world via the Abu Gharib jail in Iraq.

It's not only the US which is fighting the war against terror. More than 37 countries have sent their troops in Afghanistan. All of them are fighting this war. I wish a victory for all of them but they cannot win this war by taking dictation from the US. They have to make policy against terrorism according to their own interests and according to the changing ground realities.

Today, Osama bin Ladin is the most popular person in Saudi Arabia. He is popular not because of his ideology but by default, because most of the Saudis don't like the presence of US troops in Saudi Arabia. If US troops come back from Saudi Arabia there is no harm. Osama bin Ladin will lose a big excuse to abuse the U.S. Stop supporting tyrannical regimes and dictators in our part of the world. This is the only way of containing the growing hatred against the U.S. Promote real democracy, don't fear that Hamas-like movements will come to power through democracy; engage them in talks. Strengthen the U.N. Use U.N. forces in Iraq and Afghanistan instead of using US and NATO forces. If the U.N. forces can take over South Lebanon from Hizbollah, then the same UN forces can be used in Iraq and Afghanistan. Use forces of Asian and African countries in Iraq and Afghanistan, instead of using western forces.

We see disaster and tragedy every day around us. It is increasing. The West and its allies have lost the so-called war on terrorism. Now they are pushing us to a clash of civilizations.

FP: The innocent civilians who have been killed in Iraq and Afghanistan by U.S. bombing have died as regrettable and unintended tragedies of war. The U.S. did not and does not seek to kill innocent civilians, and it always tries its best, as do the Israelis, to keep civilian casualties and deaths as low as possible. Jihadists kill innocents intentionally. Killing innocent life is their main purpose. There is a big difference here and no moral analogy.

Yes, the U.S. liberated Iraq and Afghanistan from two vicious and sadistic fascist regimes. Unfortunately, there are totalitarian forces who do not wish democracy to be planted in those two nations. So they perpetrate terror. If the U.S. withdraws from this conflict, a bloodbath will follow and the forces of radical Islam and jihad will be emboldened everywhere. I don't understand what is so complicated about this and why it is difficult to understand how crucial it is that the U.S. prevails in its missions in both Iraq and Afghanistan.

The point that many Muslim terrorists' minds are radicalized by "bad" U.S. policies, in my view, is illegitimate. I'll tell you what "radicalizes" many of those who end up perpetrating terror: freedom and liberty. Those who seek comfort in totalitarian structures hate those forces that threaten to bring individual freedom and liberty into their spheres and so they seek to destroy them. The terrorists who wage their violence are not inspired by anger toward U.S. policies; they do what they do because they are terrified of the prospect that democracy, and the freedom of conscience of every individual, and the rights of women, minorities and homosexuals, might penetrate their own cultures.

Yes, there is a great complexity in our involvement with the Saudis and with some of the regimes we are allied with the Middle East. There also exists a great danger of the devil we know being better than the devil we don't know. Some changes might be required in the near future, especially with the Saudis, but it is unwise just to alter numerous policies overnight without the realization that more dangerous threats can emerge in the vacuum we leave behind.

Mr. Mir, your argument that U.N. forces, and Asian and African countries, should be left to do the job in Iraq and Afghanistan is, I hope, your sense of humor. The terror war has not been lost. But if we leave it to the U.N. to defeat Islamism, it will be lost for sure.

Paul Williams, any observations on Mr. Mir's diagnosis and prescriptions for the conflict we are in?

Williams: We have regressed from a discussion of nuclear terrorism to an evaluation of the purpose and mission of the United Nations (an organization which former Israeli Prime Minister Benjamin Netanyahu aptly labelled 'United Nothing'). This switch in discussion is tantamount to transforming a moose into a mouse. All clear thinking, as St.

Thomas Aquinas taught us, comes from making distinctions between subjects. For this reason, I'll opt to say nothing with the hope that heads become cleared and intelligent discussion can proceed within the set parameters.

FP: Well thank you sir. Unfortunately we are nearing the end of our discussion.

Yes, our topic in this symposium was nuclear terrorism and I am grateful to all of you for having provided your wisdom on it.

Even if the topic of a symposium was the cause of global warming and someone started to engage in Holocaust or Gulag Denial, unfortunately I would have to stray from the topic and counter such denial.

So the same with our symposium. If someone is going to start applying moral equivalency between our side and the terrorists, I simply can't let it go. Just like I can't overlook the diagnosis that Islamist rage at us has more to do with our policies than with a hatred of freedom. Moreover, I can't let go unchecked a prescription (i.e. cut-and-run from Iraq) that will result in a nightmarish setback for us in this terror war and in a horrible bloodbath that will follow.

More importantly, these issues *are not* disconnected from our main topic today. Why we are in this war and the importance of us maintaining the course in Iraq and Afghanistan is directly connected to the danger of nuclear terror. If we cut and run, and if we confuse why and how our enemies hate us, we will facilitate the possibility of a nuclear horror being perpetrated against us.

In any case, David Dastych, your final comment please.

Dastych: Thank you, Jamie, for allowing me to add my final comments. Even, if we went a bit astray from the main topic - the nuclear terrorist threat - we have to consider the opinions and the feelings of our Muslim allies and friends, such as Mr. Hamid Mir, whom I trust and understand. He shows us that, in fact, the Muslim world developed a strong hatred of the United States and of the West in general. I think that some erroneous policies or practices of the United States (like Abu Ghraib or Guantanamo abuses, or unjustified bombing) are not the main cause of this hatred. Its principal cause is the radicalization of Islam in some countries, strongly supported by the Saudi Wahhabi religious centers and by Saudi financial contributions.

In the U.S. and in Europe, and also in Africa, most of the new mosques are built by Saudi money and run by radical clerics. This is the "landscape" for the radicalization of Muslim youths in the Western countries and beyond them. But the radical slogans, demonstrations, staged hatred rallies (like the recent anti-Benedict campaign) have not much in common with the proliferation of nuclear weapons, and with providing terrorists with these weapons. At this moment we have to make a clear distinction between some states, pursuing nuclear weaponization programs for their own sake (defense, protection, power ambitions) and these states, their governments or other organizations like some intelligence agencies, who deal with terrorists and do not hesitate to sell nuclear materials or weapons to them.

From my own experience and from what I can get from other sources, I conclude that some post-Soviet states, mainly Russia, were the main providers of small, tactical nuclear weapons and of nuclear materials to terrorist organizations, often through organized crime contacts. I cannot exclude from this group other states or organizations (like the already broken Dr. Khan's network in Pakistan, like Libya or Syria, like North Korea and Iran). Therefore, I would like to repeat my previous statement that state-terrorist links are the most dangerous element of the present nuclear threat to the United States, its military forces and institutions abroad, and to Europe and other regions of the world.

And now: what should be done to push back and stop this threat? Apart from what is already done and being done by the U.S. Government agencies and similar institutions of our allies (Britain, Canada, Australia, France, Germany, Israel, Pakistan, Turkey, Poland and many other), there is a need for a multi-national, based in several countries, highly mobile and effective Special Force to intervene at any place of the globe, where a WMD (not only nuclear) threat has been identified and uncovered.

Efficient intelligence, based on technical and human means, should be used to discover and locate the WMD plots, and a mobile force should be immediately used to kill or capture the perpetrators and to seize the weapons. In addition to that, true and timely information and education should be provided to all citizens by the media, including the mainstream media. Ordinary people, living in the U.S., in Europe and other countries, can be of great help to the authorities in detecting dangerous activities. But they have to be told what to look for.

As to the wars and other operations against terrorists: the U.S., NATO and other allied military forces should stay in Iraq and in Afghanistan as long as it will be necessary to fight the terrorists and radicals. To withdraw now, without a break-through, could be a sign of weakness and an encouragement to the terrorists and radicals to continue their fight. The U.S. government should examine a possibility to withdraw its military forces from Saudi Arabia, leaving the Land of Two Holy Places to the Muslims. It could be a sign of good will.

FP: David Dastych, Harvey W. Kushner, Paul Williams, and Hamid Mir, thank you for joining Frontpage Symposium.

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happy warrior

MARK STEYN – National Review, December 31, 2006

The Apocalyptic Jackpot

You gotta love these alternative theories for the murder of Alexander Litvinenko, the late "Russian dissident" (and there's a phrase one hadn't expected to make a comeback quite so soon). Relax, say the Kremlinologists (and there's another), it wasn't Putin who had the guy whacked. It was rogue elements within the state apparatus who gained access to supposedly secure facilities and then contaminated five international jets and dozens of joints all over London in order to pull off the world's first radiological assassination.

Oh, well, that's okay then. Nothing to worry about.

The late Mr. Litvinenko, on the other hand, added to the story some last-minute wrinkles of his own. On his deathbed, the former KGB agent converted to Islam and asked that one day his corpse be reburied in a peaceful and independent Chechnya.

Now what's that about? Well, like many in Russian political and media circles — including his fellow murder victim Anna Politkovskaya — Litvinenko had become intrigued by the 1999 Moscow apartment-house attacks that killed 300 people and provided the pretext for the Second Chechen War: Were they, in fact, a setup intended to advance the career of Vladimir Putin? In other words, his entire presidency is founded on a lie. One can understand why a belief in such a conspiracy might destroy one's faith in one's country, and even that it might lead one to embrace Chechen separatist leaders, as Litvinenko did. But it doesn't entirely explain the Muslim-conversion business.

I say somewhere or other in my new book that, just as the export of Russia's ideology was the biggest destabilizing factor in the last century, so the implosion of that ideology could be one of the biggest in this century. That's to say, what's left of the Soviet Union has hit the apocalyptic jackpot: The Middle East has Islamists, Africa has AIDS, and North Korea has nukes, but only Russia has the lot — a disease-riddled Slav population and a fast-growing Muslim population jostling atop a colossal nuclear arsenal. The Litvinenko murder is only the first of many stories in which Islam, nuclear materials, and Russian decline will intersect in novel ways.

By 2050, Russia will be the umpteenth Muslim nuclear power, but the first with a permanent seat on the Security Council. Or maybe the second, if France gets there first. And, judging from London literary offerings like George Walden's *Time To Emigrate?*, Britain might not be far behind. But, as I said above, forget the extrapolations: Already, domestic Muslim constituencies are an important factor in the foreign-policy thinking of three out of the Big Five. Are Baker and Hamilton even aware of that?

As I always say, there is no "stability." We thought we'd "contained" Soviet Communism. Instead, the social pathologies that took hold during the Russian people's half-century of "containment" will have profound consequences for us and the rest of the world long after the last Commie is dead and buried.

ATT. S

OBSESSION

RADICAL ISLAM'S WAR AGAINST THE WEST

WINNER
BEST FEATURE FILM
2005 LIBERTY
FILM FESTIVAL

SPECIAL JURY AWARD
HOUSTON WORLDFEST
2006 INTERNATIONAL
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OFFICIAL SELECTION
NEWPORT BEACH
FILM FESTIVAL
2006

"...required viewing
for everyone."
-Howard Gordon,
Executive Producer "24"

DVD



OBSESSION

RADICAL ISLAM'S WAR AGAINST THE WEST

From the creators of *Relentless: the Struggle for Peace in the Middle East* comes a new film that will change the way you look at the world.



Obsession is a film about the threat of Radical Islam to Western civilization. Using unique footage from Arab television, it reveals an 'insider's view' of the hatred the Radicals are teaching, their incitement of global jihad, and their goal of world domination. The film also traces the parallels between the Nazi movement of World War II, the Radicals of today, and the Western world's response to both threats.

"Obsession is one of the most powerful, expertly crafted and undeniably important films I've seen this year... and merits serious consideration for the Academy Award for Best Feature Length Documentary."
- Michael Medved, Eye on Entertainment

"Expertly produced with solid historic research... every viewer regardless of background will learn something."
- Jeffrey H. Norwitz, Professor, U.S. Naval War College

"If you haven't seen it, you should. And if you have seen it, you should insist that others see it as well."
- Dr. Herbert London, Hudson Institute

Featuring interviews with Sir Martin Gilbert, Professor Robert Wistrich, Dr. Khaleel Mohammed, Daniel Pipes, Alan Dershowitz, a former PLO terrorist, a former Hitler Youth Commander, and others.

"OBSESSION: RADICAL ISLAM'S WAR AGAINST THE WEST"
EXECUTIVE PRODUCER PETER MIER PRODUCER RAPHAEL SHORE CONCEIVED BY PETER MIER PRODUCTION MANAGER BRETT HALPERIN
WRITTEN BY WAYNE KOPPING RAPHAEL SHORE BRETT HALPERIN
MUSIC BY BAREMAN DIRECTED AND EDITED BY WAYNE KOPPING

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All rights reserved. © 2006.
Copying and distribution of the Obsession film is expressly prohibited without express written permission.
For more information, please contact info@obsessionthemovie.com

ATT. T

ISLAM:

What the West Needs to Know

An examination of
Islam, Violence, and
the Fate of the Non-Muslim World.

98 MINS

A Production of QUIXOTIC MEDIA, LLC

USA © 2006

NOT RATED	
NR	NO NUDITY NO OBSCENITY NO EXPLICIT VIOLENCE

ISLAM:

What the West Needs to Know

In recent years, virtually every major Western leader has expressed the view that Islam is a peaceful religion and that those who commit violence in its name are fanatics who misinterpret its tenets. This claim, while widely held, rarely attracts serious public examination. Relying primarily on Islam's own sources, *Islam: What the West Needs to Know* demonstrates that Islam is a violent expansionary ideology that seeks the destruction or subjugation of other faiths, cultures, and systems of government.

Featuring

Abdullah Al-Araby

Walid Shoebat

Robert Spencer

Serge Trifkovic

Bat Ye'or

98 mins

A Production of Quixotic Media, LLC

USA © 2006

DVD


6 89076 86394 0

DOLBY DIGITAL

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 4, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 5, 2007

The proposal requests the board institute an executive compensation program that tracks progress in improving the fuel economy of General Motor's light truck and passenger vehicles.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations. In this regard, we note that while the proposal mentions executive compensation, the thrust and focus of the proposal is on ordinary business matters. Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which General Motors relies.

Sincerely,



Tamara M. Brightwell
Special Counsel

END